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PROSPECTUS

NAVIOS MARITIME HOLDINGS INC.

OFFER TO EXCHANGE ALL OF OUR OUTSTANDING UNREGISTERED
U.S.$300,000,000 9½% SENIOR NOTES DUE 2014
FOR
U.S.$300,000,000 9½% SENIOR NOTES DUE 2014
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

MATERIAL TERMS OF THE EXCHANGE OFFER

•	We are offering to exchange the notes that we sold previously in a private offering for new registered notes.

•	The terms of the new notes and guarantees are identical to the terms of the old notes and guarantees, except for the transfer restrictions and registration rights relating to the outstanding old notes.

•	The exchange offer will expire at 5:00 p.m., New York City time, on August 6, 2007, unless we extend it.

•	We will exchange all old notes that are validly tendered and not validly withdrawn.

•	You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	We will pay the expenses of the exchange offer.

•	No dealer-manager is being used in connection with the exchange offer.

•	The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

YOU SHOULD CAREFULLY REVIEW ‘‘RISK FACTORS’’ BEGINNING ON PAGE 14 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 5, 2007.

WE ARE NOT MAKING AN OFFER TO EXCHANGE NOTES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED, AND WILL NOT ACCEPT SURRENDERS FOR EXCHANGE FROM HOLDERS IN ANY SUCH JURISDICTION.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or the SEC, allows us to ‘‘incorporate by reference’’ information contained in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this prospectus, will automatically update and supersede this information. Information set forth in this prospectus supersedes any previously filed information that is incorporated by reference into this prospectus. We incorporate by reference into this prospectus the following information and documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2006, dated March 27, 2007 (SEC File No. 001-33311) and as it may be amended from time to time, which we refer to in this prospectus as the ‘‘2006 Form 20-F’’;

•	our current reports on Form 6-K filed on June 15, 2007, May 31, 2007, May 17, 2007, May 16, 2007, April 18, 2007 and April 13, 2007;

•	all future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the effectiveness of this prospectus and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus; and

•	any future filings on Form 20-F we make under the Securities Exchange Act of 1934, as amended, after the effectiveness of this prospectus and prior to the termination of the exchange offer, and any future submissions on Form 6-K during this period that are identified as being incorporated into this prospectus.

YOU MAY REQUEST A COPY OF THESE FILINGS, AT NO COST, BY WRITING OR CALLING US AT THE FOLLOWING ADDRESS AND PHONE NUMBER:

Vasiliki (Villy) Papaefthymiou
Secretary
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus 185 38, Greece
Telephone: +30-210-4595000

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information. We are offering to exchange the old notes for new notes only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document.

ii

ENFORCEABILITY OF CIVIL LIABILITIES AND
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

We and the guarantors of the notes are entities organized under the laws of jurisdictions outside the United States. Several of our directors and officers, the directors and officers of these guarantors and the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets, the assets of the guarantors and the assets of the directors, officers and experts are located outside the United States. As a result, it may not be possible for you to serve legal process within the United States upon us, the guarantors or any of these persons. It may also not be possible for you to enforce, both in and outside the United States, judgments you may obtain in United States courts against us, the guarantors or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. In addition, there is also doubt as to the enforceability, in original actions in non-United States courts, of liabilities predicated solely on the U.S. federal or state securities laws. For example, we and the guarantors are entities incorporated under the laws of the Republic of the Marshall Islands or other non-U.S. jurisdictions. There is substantial doubt that the courts of the Marshall Islands or other non-U.S. jurisdiction would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws. See ‘‘Risk Factors—Risks Associated with the Shipping Industry and Our Operations —We, and certain of our officers, directors and guarantors may be difficult to serve with process as we and several of the guarantors of the notes are incorporated in the Republic of the Marshall Islands or other non-U.S. jurisdictions and such persons may reside outside of the United States.’’

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

We have obtained directors’ and officers’ liability insurance against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not we would have the power to indemnify such person.

iii

SUMMARY

You should read the following summary together with the information set forth under the heading ‘‘Risk Factors’’ and in our financial statements and the accompanying notes, which are incorporated herein by reference. All references to ‘‘Navios,’’ ‘‘the company,’’ ‘‘we,’’ ‘‘us’’ and words of similar effect refer to Navios Maritime Holdings Inc. and its subsidiaries and, unless the context requires otherwise, its restricted and unrestricted consolidated subsidiaries.

Our Business

Overview

We are a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer. We charter our vessels to a diversified group of companies, including strong counterparties, such as BHP Billiton, Cargill International, Mitsui O.S.K. Lines and COSCO Bulk Carrier Co. The Navios business was established by United States Steel Corporation in 1954, and we believe that we have built strong brand equity through over 50 years of experience working with raw materials producers, agricultural traders and exporters, and industrial end-users.

We have a modern fleet of 38 active vessels aggregating approximately 3.1 million deadweight tons, or dwt, and have contracted to take delivery of seven additional vessels bringing our total controlled fleet to 45 vessels aggregating approximately 3.8 million dwt. The active vessels in our fleet are significantly younger than the world drybulk fleet and have an average age of approximately 4.3 years compared to an industry average of 15.5 years. Our fleet consists of Capesize, Panamax and Ultra-Handymax vessels. Capesize vessels are large vessels primarily used to transport iron ore and coal. The Panamax and Ultra-Handymax vessels are smaller vessels which are highly flexible and capable of carrying a wide range of drybulk commodities and of being accommodated in most major discharge ports. We have a balanced strategy of owning and chartering-in vessels. Of the 38 active vessels in our fleet, we own and operate 21 vessels, including one Capesize (170,000 dwt) vessel, nine Panamax vessels (60,000-83,000 dwt) and ten Ultra-Handymax (50,000-59,000 dwt) vessels. We also own one Handysize product tanker (19,000 dwt), which was acquired in connection with the acquisition of Kleimar, N.V. in February 2007.

We believe our large, modern fleet, coupled with the long Navios operating history, allows us to charter-out our vessels for long periods of time and to high quality counterparties. We currently have all of our 38 active vessels under long and medium-term charter-out contracts. Excluding the vessels from the acquisition of Kleimar, N.V., our owned fleet has charter-out contracts with an average initial duration of approximately 2.1 years. As of June 19, 2007, the average remaining charter period for our owned and charter-in fleet, other than the vessels acquired in the acquisition of Kleimar, is approximately 1.6 years and, as of June 19, 2007, we have charters covering 94.2% of our 2007 available days, 67.5% of our 2008 available days and 25.8% of our 2009 available days for such fleet.

We have grown our active fleet by 80% over the past 20 months through a variety of means, including the acquisition of Kleimar, N.V. in February 2007, the acquisition of vessels through the exercise of purchase options, open market acquisitions and long-term charter-in contracts. As of March 31, 2007, we had purchase options on 12 of our 24 controlled charter-in vessels, including purchase options on three of the eight vessels to be delivered. Many of these purchase options are at purchase prices significantly below the current market value for the vessels. We believe that our long history, brand recognition and relationship with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co., are important factors in our continued access to favorable long-term charters and purchase options. We regularly investigate the acquisition of additional vessels and shipping businesses and are currently in discussions regarding several of such acquisitions, any of which could be material.

Our management team, with an average of over 20 years of industry experience, is well respected in the drybulk sector and the shipping industry. The collective expertise of our management team and our in-house technical management, together with the efficiencies derived from our modern fleet, allow us to operate at a comparatively low cost and to more fully utilize our fleet while achieving a desirable mix of revenues. We believe our operating costs for the year ended December 31, 2006, were approximately 18% below the industry average for vessels of a similar age. Through strategic commercial management of our fleet, we employ our vessels in the following ways: long-term charters, short-term charters, spot charters, and the use of contracts of affreightment, or CoAs.

Navios is seeking to develop a South American logistics business to capitalize on its bulk transfer and storage port terminal in Uruguay. The facility, which is the largest in Uruguay, and is strategically located in an international tax free trade zone at the confluence of the Parana and Uruguay rivers, provides leading international grain and commodity houses with the transfer and storage of a wide range of commodities. The region’s growing agricultural and mineral exports, the cost effectiveness of river transport compared to available alternatives and the strategic placement of the facility provide a significant opportunity to develop this business.

Recent Acquisition

In February 2007, Navios entered the Capesize shipping market through the acquisition of all of the outstanding share capital of Kleimar N.V. for cash consideration of $165.6 million, subject to certain cash adjustments. At the time of the acquisition, Kleimar had approximately $39.8 million of debt. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar controlled 12 vessels, of which it had ownership interests in three. At that time, the long-term chartered-in fleet consisted of five Capesize vessels, three Panamaxes, and one Handymax, which was subsequently disposed of by Navios. As of June 19, 2007, the average age of the fleet acquired from Kleimar’s, excluding the Handymax, is 3.5 years.

Our Fleet

Since September 1, 2005, we have grown our active fleet from 21 vessels to 38 vessels.

Fleet Growth Profile

	2005		2006	2007
	September 1	December 31	December 31	March 31	June 19
Owned Vessels	6	11	17	21	21
Charter-in Vessels With Purchase Options	10	8	5	7	8
Charter-in Vessels Without Purchase Options	5	4	5	9	7
Total Active Fleet	21	23	27	37	38
Owned as a % of Total	29%	48%	63%	57%	55%
Dwt (in millions)	1.3	1.5	1.8	3.0	3.1

The following tables present certain information relating to our fleet as of June 19, 2007:

Owned Fleet

Vessel Name (1)	Vessel Type	Year Built	Dwt
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Magellan	Panamax	2000	74,333
Navios Galaxy I	Panamax	2001	74,195
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Asteriks	Panamax	2005	76,801
Obeliks (2)	Capesize	2000	170,454

(1)	Excludes the Vanessa, a Handysize product tanker (19,000 dwt) built in 2002, acquired in connection with the acquisition of Kleimar in February 2007, as it is not a bulk carrier vessel.
(2)	95% owned. Contracted to be sold for $24.2 million in 2009. Obeliks is accounted for as a vessel under a capital lease rather than an owned vessel in our financial statements included herein.

Charter-In Fleet

Long-term Charter-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Dwt	Purchase Option
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Cielo	Panamax	2003	75,834	No
Belisland	Panamax	2003	76,602	No
Navios Orbiter	Panamax	2004	76,602	Yes
Navios Aurora	Panamax	2005	75,397	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Golden Heiwa	Panamax	2007	76,662	(	*)
Navios Prosperity	Panamax	2007	83,000	Yes
SA Fortius	Capesize	2001	171,595	No
Beaufiks	Capesize	2004	180,181	Yes
Fantastiks	Capesize	2005	180,265	Yes
Rubena N	Capesize	2006	203,233	(	*)

Long-term Charter-in Fleet to be Delivered

Vessel Name	Vessel Type	To be Delivered	Dwt	Purchase Option
Navios TBN	Ultra Handymax	05/2008	55,100	No
Navios Esperanza	Panamax	08/2007	75,200	No
Tsuneishi TBN	Panamax	03/2008	75,250	(	*)
Navios TBN	Panamax	03/2008	76,500	Yes
Navios TBN	Panamax	09/2011	80,000	Yes
Namura TBN	Capesize	04/2010	176,800	(	*)
Navios TBN	Capesize	09/2011	180,200	Yes

(*)	The charter-in contract of the vessel contains a purchase option. The vessel has been chartered out by Kleimar and, as part of the charter agreement, Kleimar also granted to the charterers a call option on the vessel that is exercisable on the same day (immediately after) the purchase option held by Kleimar is exercised.

How to Reach Us

Navios Maritime Holdings Inc. is a corporation organized under the laws of the Republic of Marshall Islands. Our principal executive offices are located at 85 Akti Miaouli Street, Piraeus, Greece 185 38. Our telephone number at that address is (011)+30-210-4595000.

Summary of Terms of the Exchange Offer

Set forth below is a summary description of the terms of the exchange offer. We refer you to ‘‘The Exchange Offer’’ for a more complete description of the terms of the exchange offer.

New Notes	Up to U.S.$300,000,000 aggregate principal amount of 9½% Senior Notes due 2014. The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act of 1933, or the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement.

The Exchange Offer	We are offering to exchange up to U.S.$300,000,000 aggregate principal amount of new notes for a like aggregate principal amount of old notes. Old notes may be tendered in minimum principal amounts of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof.

In connection with the private placement of the old notes on December 18, 2006 we entered into a registration rights agreement, that grants holders of the old notes certain exchange and registration rights.

This exchange offer is intended to satisfy our obligations under this registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the old notes covered by the registration rights agreement for which the specified time period was exceeded.

Resale of New Notes	Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are acquiring the new notes in the exchange offer in the ordinary course of your business;

•	you are not participating, do not intend to participate, and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

•	you are not an ‘‘affiliate’’ of ours or any guarantor of the new notes within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true and you transfer any new notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale or transfer of the new notes. We have agreed, for a period of 180 days after consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer.

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.

Consequences of Failure to Exchange Old Notes for New Notes	If you do not exchange your old notes for new notes, you will not be able to offer, sell or otherwise transfer your old notes except:

•	in compliance with the registration requirements of the Securities Act and any other applicable securities laws;

•	pursuant to an exemption from the securities laws; or

•	in a transaction not subject to the securities laws.

Old notes that remain outstanding after completion of the exchange offer will continue to bear a legend reflecting these restrictions on transfer. In addition, upon completion of the exchange offer, you will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after the completion of the exchange offer.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 6, 2007 unless we extend it. We do not currently intend to extend the exchange offer.

Interest on the New Notes	Interest on the new notes will accrue at the rate of 9½% from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from December 18, 2006. No additional interest will be paid on old notes tendered and accepted for exchange.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that:

•	the exchange offer does not violate applicable law or any applicable interpretation of the SEC staff;

•	the old notes are validly tendered in accordance with the exchange offer; and

•	no action or proceeding would impair our ability to proceed with the exchange offer

The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See ‘‘The Exchange Offer—Conditions.’’

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must follow the procedures for book-entry transfer described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you. Questions regarding the tender of old notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in ‘‘The Exchange Offer—Exchange Agent.’’ See ‘‘The Exchange Offer—Procedures for Tendering’’ and ‘‘The Exchange Offer—Guaranteed Delivery Procedures.’’

Guaranteed Delivery Procedures	If you wish to tender your old notes and the procedure for book entry transfer cannot be completed on a timely basis, you may tender your old notes according to the guaranteed delivery procedures described under the heading ‘‘The Exchange Offer—Guaranteed Delivery Procedures.’’

Acceptance of Old Notes and Delivery of New Notes	We will accept for exchange any and all old notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the new notes promptly following the expiration date.

Withdrawal Rights	You may withdraw the tender of your old notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in ‘‘The Exchange Offer—Exchange Agent’’ before 5:00 p.m., New York City time, on the expiration date. See ‘‘The Exchange Offer—
Withdrawal of Tenders.’’

Taxation	We believe that the exchange of old notes for new notes should not be a taxable transaction for U.S. Federal income tax purposes. For a discussion of certain other U.S. Federal tax considerations relating to the exchange of the old notes for the new notes and the purchase, ownership and disposition of new notes, see ‘‘Taxation.’’

Exchange Agent	Wells Fargo Bank, N.A. is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in ‘‘The Exchange Offer—Exchange Agent.’’

Use of Proceeds	We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See ‘‘Use of Proceeds’’ for a description of our use of the net proceeds received in connection with the issuance of the old notes.

Summary of Terms of the New Notes

The terms of the new notes and the old notes are identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the registration rights agreement. Unless otherwise specified, references in this section to the ‘‘notes’’ mean the U.S.$300,000,000 aggregate principal amount of old notes issued on December 18, 2006 and up to an equal principal amount of new notes we are offering hereby. The new notes are issued under the same indenture under which the old notes were issued and, as a holder of new notes, you are entitled to the same rights under the indenture that you had as a holder of old notes. The old notes and the new notes are treated as a single series of debt securities under the indenture.

Issuer	Navios Maritime Holdings Inc.

Notes offered	Up to $300,000,000 aggregate principal amount of 9½% Senior Notes due 2014, which have been registered under the Securities Act.

Maturity	The notes will mature on December 15, 2014.

Interest payment dates	June 15 and December 15, commencing on June 15, 2007. Interest will accrue on the notes from December 18, 2006.

Ranking	The notes are our senior unsecured obligations and rank:

•	equal in right of payment to all of our existing and future unsecured indebtedness and other unsecured obligations that are not, by their terms, expressly subordinated in right of payment to the notes;

•	senior in right of payment to any of our future indebtedness and other obligations that are, by their terms, expressly subordinated in right of payment to the notes; and

•	effectively subordinated to all of our secured indebtedness, including our secured loan facility, and other secured obligations, to the extent of the value of the assets securing such indebtedness and other obligations.

Guarantees	The notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of our subsidiaries, other than our Uruguayan subsidiary, Corporación Navios Sociedad Anonima (‘‘CNSA’’), which has been designated an ‘‘unrestricted subsidiary.’’ Each wholly-owned material subsidiary that we create or acquire following the issue date will also be required to guarantee the notes unless such subsidiary has been designated as an ‘‘unrestricted subsidiary’’ or is a securitization subsidiary. See ‘‘Description of the New Notes—Certain Covenants—Subsidiary Guarantees.’’ The guarantee of each guarantor is a senior unsecured obligation of that guarantor and ranks:

•	equal in right of payment to all existing and future unsecured indebtedness and other obligations of that guarantor that are not, by their terms, expressly subordinated in right of payment to the guarantee;

•	senior in right of payment to any future indebtedness and other obligations of that guarantor that are, by their terms, expressly subordinated in right of payment to the guarantee; and

•	effectively subordinated to all secured indebtedness and other secured obligations of that guarantor, including the guarantees of our secured loan facility, to the extent of the value of the assets securing such indebtedness and other obligations.

As of June 19, 2007, we had approximately $644.3 million in aggregate principal amount of debt outstanding, of which approximately $346.3 million was secured, and our non-guarantor subsidiary, CNSA, had no indebtedness outstanding, which would have been structurally senior to the notes. We also have $120.0 million of credit available to us under our existing secured revolving credit facility, of which $85.0 million was undrawn as of June 19, 2007.

CNSA accounted for approximately $8.6 million, or 4.2%, of our total revenue, for the year ended December 31, 2006 and $1.4 million, or 1.4% of our total revenue, for the quarter ended March 31, 2007. As of March 31, 2007, CNSA accounted for approximately $73.0 million, or 5.3%, of our total assets, and $53.0 million, or 5.2%, of our total liabilities.

Optional redemption	We may redeem the notes in whole or in part, at our option, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium described under ‘‘Description of the New Notes—Optional Redemption’’ and (2) on or after December 15, 2010, at the redemption prices listed under ‘‘Description of the New Notes— Optional Redemption.’’

Public equity offering optional redemption	In addition, at any time before December 15, 2009, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. See ‘‘Description of the New Notes—Optional Redemption.’’

Change of control	Upon the occurrence of certain change of control events, you will have the right, as a holder of the notes, to require us to repurchase some or all of your notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. See ‘‘Description of the New Notes— Repurchase at the Option of Holders—Change of Control.’’

Certain covenants	The indenture governing the notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with our affiliates;

•	merge, consolidate or sell all or substantially all of our properties and assets; and

•	create or designate unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications, which are described under ‘‘Description of the New Notes—Certain Covenants.’’

Form and Denomination	The new notes will be issued in fully registered book-entry form, with a minimum denomination of U.S. $1,000 and integral multiples of U.S. $1,000 in excess thereof.

Trustee and Principal Paying Agent	Wells Fargo Bank, N.A.

Governing Law	The notes and the indenture are, and following the completion of the exchange offer, will continue to be governed by New York law.

Risk factors	See ‘‘Risk Factors’’ and other information in this prospectus for a discussion of factors you should carefully consider before deciding to participate in the exchange offer.

For more complete information regarding the new notes, see ‘‘Description of the New Notes.’’

Summary consolidated financial and other data

The following table sets forth our summary consolidated financial and other operating data. The summary consolidated and other financial data in the tables are derived from our consolidated financial statements. We refer you to the footnotes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. In accordance with standard shipping industry practice, we have not obtained historical operating data for secondhand vessels that we have acquired from third parties, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of secondhand vessels from the period before our acquisitions of those vessels.

The following data should be read in conjunction with the consolidated financial statements, related notes and other financial information as of and for (i) the three months ended March 31, 2007 filed with the SEC on a Form 6-K on May 16, 2007 and included herein and (ii) the year ended December 31, 2006 filed with the SEC on a Form 20-F on March 27, 2007 and included herein.

Statement of Operations Data: (Thousands of U.S. Dollars – except per share data):	Successor Quarter Ended March 31, 2007	Successor Quarter Ended March 31, 2006	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31,
						2004	2003	2002
Revenue	$101,842	$49,169	$205,965	$76,376	$158,630	$279,184	$179,734	$26,759
Gain (loss) gain on Forward Freight Agreements	2,854	1,662	19,786	(2,766)	2,869	57,746	51,115	494
Time charter, voyage and port terminal expenses	(60,440)	(20,767)	(84,717)	(39,119)	(91,806)	(179,732)	(136,551)	(6,139)
Direct vessel expenses	(6,158)	(3,673)	(19,863)	(3,137)	(5,650)	(8,224)	(10,447)	(8,192)
General and administrative expenses	(4,293)	(3,596)	(14,565)	(4,582)	(9,964)	(12,722)	(11,628)	(2,263)
Depreciation and amortization	(6,977)	(10,120)	(37,719)	(13,582)	(3,872)	(5,925)	(8,857)	(6,003)
Gain on sale of assets	—	—	—	—	—	61	(2,367)	(127)
Provision for losses on accounts receivable	—	—	(6,242)	(411)	—	(294)	—	—
Interest income from investment in finance lease	560	—	—	—	—	—	—	—
Interest income	1,523	468	3,832	1,163	1,350	789	134	41
Interest expense and finance cost, net	(13,471)	(9,206)	(47,429)	(11,892)	(1,677)	(3,450)	(5,278)	(3,950)
Other income	168	934	1,819	52	1,426	374	1,102	72
Other expense	(474)	(43)	(472)	(226)	(757)	(1,438)	(553)	(6,070)
Income before equity in net earnings of affiliate	15,134	4,828	20,395	1,876	50,549	126,369	56,404	(5,378)
Equity in net Earnings of Affiliated Companies and Joint venture	828	154	674	285	788	763	403	68
Net Income before taxes	15,962	4,982	21,069	2,161	51,337	127,132	55,501	(5,634)
Income taxes	(1,179)	—	—	—	—	—	—	—
Net income	$14,783	$4,982	$21,069	$2,161	$51,337	$127,132	$55,501	$(5,634)
Less:
Incremental fair value of securities offerred to induce warrant exercise	(4,195)	—	—	—	—	—	—	—
Income available to common shareholders	$10,588	4,982	21,069	2,161	51,337	127,132	55,501	(5,634)
Earnings per share, basic	$0.14	$0.11	$0.38	$0.05	$58.70	$139.83	$55.70	$(5.63)
Weighted average number of shares, basic	76,257,391	45,336,324	54,894,402	40,189,356	874,584	909,205	996,408	1,000,000
Earnings per share, diluted	$0.13	$0.11	$0.38	$0.05	$58.70	$139.83	$55.70	$(5.63)
Weighted average number of shares, diluted	82,937,670	45,336,324	55,529,688	45,238,554	874,584	909,205	996,408	1,000,000

Balance Sheet Data: (Thousands of U.S. Dollars)	Successor at March 31, 2007	Successor at March 31, 2006	Successor at December 31, 2006	Successor at December 31, 2005	Predecessor Year Ended December 31,
					2004	2003	2002

Cash and cash equivalents	$71,129	$31,774	$99,658	$37,737	$46,758	$26,450	$7,820
Total current assets	240,589	88,966	195,869	114,539	187,944	179,403	31,020
Total assets	1,381,029	831,665	944,783	789,383	333,292	361,533	215,800
Total current liabilities	222,089	114,199	108,979	133,604	103,527	136,902	38,460
Long-term debt, net of current portion	321,130	496,256	261,856	439,179	49,506	91,429	117,536
Senior notes, net of discount	298,007	—	297,956	—	—	—	—
Total liabilities	1,028,467	616,814	670,567	581,625	158,501	265,242	174,106
Total stockholders’ equity	352,562	214,851	274,216	207,758	174,791	96,292	41,641

Other Financial Data: (Thousands of U.S. Dollars)	Successor Quarter Ended March 31, 2007	Successor Quarter Ended March 31, 2006	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31,
						2004	2003	2002
Net cash provided by operating activities	$51,006	$8,697	$56,432	$24,371	$71,945	$137,218	$21,452	$2,219
Net cash used in investing activities	(163,944)	(74,579)	(111,463)	(119,447)	(4,264)	(4,967)	26,594	(3,682)
Net cash provided by (used in) financing activities	84,409	59,919	116,952	68,880	(50,506)	(111,943)	(29,416)	5,474
Ratio of earnings to fixed charges	1.57	1.37	1.31	1.09	2.79	3.26	2.39	0.74	(1)

(1)	Due to losses incurred in 2002, the ratio coverage was less than 1:1. Navios would have needed to generate additional earnings of $5,378 to achieve a coverage ratio of 1:1 in such period.

	Quarter ended March 31, 2007	Quarter ended March 31, 2006	Year ended December 31, 2006	Year ended December 31, 2005
Fleet Operating Data:
Time Charter Equivalent (including FFAs)	$21,080	$18,530	$18,812	$22,771
Time Charter Equivalent (excluding FFAs)	$20,869	$17,835	$16,906	$22,760
Charter-in rate (2)	$9,373	$9,323	$9,480	$15,582
Daily operating cost (2)	$3,940	$3,643	$3,609	$4,053
Available days (3)	3,876	2,390	10,382	9,147
Operating days	3,875	2,385	10,333	9,110
Fleet utilization	100.0%	99.8%	99.5%	99.6%

(2)	Average for the period (excludes vessels acquired through the acquisition of Kleimar).
(3)	Navios has currently fixed out (i.e. arranged charters for) 94.2% and 67.5% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

The acquisition of Kleimar N.V. was consummated on February 2, 2007 and, accordingly, none of its results are reflected in the data above or elsewhere relating to the periods ended December 31, 2006 or prior thereto.

RISK FACTORS

An investment in the new notes involves risk. You should consider carefully the following factors, as well as all other information in this prospectus, before deciding to participate in the exchange offer.

Risks Relating to the Notes

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.

As of March 31, 2007, we had $632.6 million in aggregate principal amount of debt outstanding. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured revolving credit facility, of which $85.0 million was undrawn as of June 19, 2007.

Our substantial debt could have important consequences to holders of the notes. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to the notes may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our secured loan facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may be unable to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. As of March 31, 2007, we had $632.6 million in aggregate principal amount of debt outstanding, of which $334.5 million was secured. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured revolving credit facility, of which $85.0 million was undrawn as of June 19, 2007. Such secured indebtedness and any other secured indebtedness permitted under our secured loan facility and the indenture would be effectively senior to the notes to the extent of the value of the assets securing such indebtedness, as would all indebtedness of non-guarantor subsidiaries. We also may incur new indebtedness in connection with our exercise of purchase options on vessels. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes. In addition, the indenture governing the notes does not prevent us from incurring obligations that do not constitute indebtedness as defined therein.

The agreements and instruments governing our debt will contain restrictions and limitations that could significantly impact our ability to operate our business and adversely affect the holders of the notes.

Our secured loan facility and our indenture impose certain operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	make investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the management of our vessels or terminate the management agreements we have relating to each vessel;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests or those of the holders of our notes, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interest or those of the holders of our notes. Any future credit agreements may include similar or more restrictive restrictions.

Our secured loan facility contains a financial covenant of minimum liquidity as well as various other covenants including covenants related to incurrence of indebtedness and issuance of preferred stock and disqualified stock (as defined in the secured loan facility agreement), limitations on restricted payments, limitations on liens and dividend and other payment restrictions affecting subsidiaries. It is an event of default under our secured loan facility if such covenants are not complied with or if Ms. Angeliki Frangou, our Chairman and Chief Executive Officer, ceases to hold a minimum of 20% of the issued stock. Our ability to comply with the covenants and restrictions contained in our secured loan facility and the indenture governing the notes may be affected by economic, financial and industry conditions and other factors beyond our control. Any default under the agreements governing our indebtedness, including a default under our secured loan facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to repay debt, lenders having secured obligations, such as the lenders under our secured loan facility, could proceed against the collateral securing the debt. In any such case, we may be unable to borrow under our secured loan facility and may not be able to repay the amounts due under our secured loan facility and the notes. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent. Our ability to comply with these covenants in future periods will also depend substantially on the value of our assets, our charter rates, our success at keeping our costs low and our ability to successfully implement our overall business strategy. Any future credit agreement or amendment may contain similar or more restrictive covenants.

Our ability to generate the significant amount of cash needed to pay interest and principal on the notes and service our other debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, including the notes, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.

We will use cash to pay the principal and interest on our debt, including the notes. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

Our secured loan facility has amortization requirements prior to final maturity on October 31, 2014. As a result, we may be required to refinance any outstanding amounts under this facility prior to the maturity date of the notes. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing, particularly because of our anticipated high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt, as well as prevailing market conditions. We could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our secured loan facility and the indenture governing the notes restrict, and any future indebtedness may restrict our ability to dispose of assets and/or use the proceeds from any such dispositions. We cannot assure you we will be able to consummate those sales, or if we do, what the timing of the sales will be or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

The notes will be unsecured and structurally subordinated to the rights of our and the guarantors’ existing and future secured creditors.

The indenture governing the notes permits us to incur a significant amount of secured indebtedness, including indebtedness under our secured loan facility and indebtedness to be used for acquisitions of vessels and businesses. Indebtedness under our secured loan facility is secured by mortgages on all our vessels owned by our wholly-owned vessel subsidiaries. The notes are unsecured and therefore do not have the benefit of such collateral. Accordingly, the notes are effectively subordinated to all such secured indebtedness. If an event of default occurs under our secured loan facility or under future secured indebtedness, the secured lenders will have a prior right to our assets, to the exclusion of the holders of the notes, even if we are in default under the notes. In that event, our assets would first be used to repay in full all indebtedness and other obligations secured by them (including all amounts outstanding under our secured loan facility), resulting in all or a portion of our assets being unavailable to satisfy the claims of the holders of the notes and other unsecured indebtedness. Therefore, in the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as such notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor. Further, if the lenders foreclose and sell the pledged interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon the sale. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

The notes are effectively subordinated to the obligations of our current non-guarantor subsidiary and any future non-guarantor subsidiaries.

The notes are not guaranteed by CNSA, which operates the Uruguay port facility. CNSA is an unrestricted subsidiary and therefore not subject to any of the covenants under the indenture. Payments on the notes are only required to be made by us, other than CNSA, and the subsidiary guarantors. Accordingly, claims of holders of the notes will be structurally subordinated to the claims of creditors of CNSA and any other non-guarantor subsidiary (which will include any subsidiary that is designated as an ‘‘unrestricted subsidiary’’ or is a securitization subsidiary, in each case in accordance with the indenture, and any future subsidiaries that are not wholly-owned by us), including trade creditors. We may also be able to create future non-guarantor subsidiaries or unrestricted subsidiaries under the indenture. All obligations of our non-guarantor subsidiaries, including trade payables, will have to be satisfied before any of the assets of such subsidiary would be available for distribution, upon liquidation or otherwise, to us or a guarantor of the notes. CNSA accounted for approximately $8.6 million, or 4.2%, of our total revenue, for the year ended December 31, 2006 and $1.4 million, or 1.4% of our total revenue, for the quarter ended March 31, 2007. As of March 31, 2007, CNSA accounted for approximately $73 million, or 5.3%, of our total assets, and $53.0 million, or 5.2%, of our total liabilities.

CNSA is an ‘‘unrestricted subsidiary’’ under the notes, and therefore not subject to the restrictive covenants under the indenture. CNSA may, among other things, incur without limitation additional debt and liens, make investments and acquisitions, and sell assets or CNSA stock. In addition, we are able to sell CNSA, or distribute it or the proceeds from a sale of its assets or stock to stockholders, or enter into merger, joint venture or other transactions involving CNSA, or any combination of the foregoing, without restrictions. We also have the ability to make additional investments in and guarantee certain debt of CNSA, subject to the limitations in the indenture governing the notes described under ‘‘Description of the New Notes.’’ Any of these transactions may be material. As a result, these actions could divert cash flows and adversely impact our ability to service our debt, including the notes offered hereby. In addition, we may designate other subsidiaries as unrestricted subsidiaries from time to time if permitted by the indenture. See ‘‘Description of the New Notes.’’

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our outstanding notes.

The indenture governing our notes and our secured loan facility contains certain change of control provisions. If we experience specified changes of control under our notes, we would be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our secured loan facility. There are also change of control events that would constitute a default under the secured loan facility that would not be a change of control under the indenture. In addition, our secured loan facility prohibits the purchase of the notes by us in the event of a change of control, unless and until such time as the indebtedness under our secured loan facility is repaid in full. As a result, following a change of control event, we would not be able to repurchase notes unless we first repay all indebtedness outstanding under our secured loan facility and any of our other indebtedness that contains similar provisions, or obtain a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase outstanding notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonable terms, if at all. In addition, our failure to purchase the notes after a change of control in accordance with the terms of the indenture would constitute an event of default under the indenture, which in turn would result in a default under our secured loan facility. See ‘‘Description of the New Notes.’’

Our inability to repay the indebtedness under our secured loan facility would also constitute an event of default under the indenture governing the notes, which could have materially adverse consequences to us and to the holders of the notes. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our senior loan facility and the notes, including but not limited, to repay all indebtedness outstanding under our secured loan facility and any of our other indebtedness that contains similar provisions in order to repurchase the notes.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt under our secured loan facility bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Marshall Islands, Malta and certain other countries other than the United States, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. Navios has limited operations in the United States. If Navios becomes a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of the assets of Navios, wherever located, including property situated in other countries. There can be no assurance, however, that Navios would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Our being subject to certain fraudulent transfer and conveyance statutes may have adverse implications for the holders of the notes.

Fraudulent transfer and insolvency laws may void, subordinate or limit the notes and the guarantees.

Marshall Islands

We and most of our guarantors as of the issue date are organized under the laws of the Marshall Islands. While the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings, a Marshall Islands court could apply general U.S. principles of fraudulent conveyance, discussed below, in light of the provisions of the Marshall Islands Business Corporations Act, or the BCA, restricting the grant of guarantees without a corporate purpose. In such case, a Marshall Islands court could void or subordinate the notes or the guarantees, including for the reasons a United States court could void or subordinate a guarantee as described below.

United States

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees, particularly any future guarantees of any U.S. subsidiaries we might create. Under U.S. federal bankruptcy law and comparable provisions of U.S. state fraudulent transfer or conveyance laws, if any such law would be deemed to apply, which may vary from state to state, the notes or the guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•	we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be further subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets; or

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Greece

If we or any of the guarantors file a petition for bankruptcy in Greece, Greek bankruptcy law will apply.

Under Greek law, upon a court declaration of bankruptcy, all the assets of the bankrupt party are placed under the control of a receiver to be held for the benefit of all creditors. In addition, certain transactions occurring prior to the declaration of bankruptcy may be found by the court to be null and void by operation of law, or may be declared null and void by the court after an examination of the merits of particular transactions if they are executed by the bankrupt party during the so-called ‘‘suspect period.’’ The suspect period is the time between the day of discontinuance of payments, which is determined by the Greek court and may predate the declaration of bankruptcy by up to two years, and the date of the declaration of bankruptcy.

Transactions that will be declared null and void by operation of law are:

•	Any unilateral act by the bankrupt party having the effect of reducing its assets (including, without limitation, making donations, waiving debts, and granting interest-free loans) and making any payments other than in cash or commercial paper during the suspect period or ten days prior to the commencement of such period; and

•	Any mortgage or pledge of any asset of the bankrupt party granted during the suspect period or ten days prior to its commencement, as security for a previous debt.

The court will declare transactions in the above two categories null and void without taking into consideration any arguments from the parties to such transactions.

Moreover, the Greek court may declare any payments or transactions (including the issuance of notes or guarantees) during the suspect period, or ten days prior to the commencement of such period, null and void if the person who transacted with the bankrupt party knew that the latter was in a state of discontinuance of payments and if such payments or transactions were harmful to the creditors of the bankrupt party.

Other Jurisdictions

The laws of the other jurisdictions in which guarantors may be organized may also limit the ability of such guarantors to guarantee debt of a parent company, including, the laws of Belgium, where Kleimar, N.V., is organized (we recently acquired Kleimar, N.V., and its consolidated financial statements for December 31, 2006 and 2005 are included elsewhere herein). These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In certain of these jurisdictions, the guarantees will contain language limiting the amount of debt guaranteed so that the applicable local law restrictions will not be violated. Accordingly, if you were to enforce the guarantees in such jurisdictions, your claims may be limited. Furthermore, although we believe that the guarantees of such guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these guarantees and prevail in court. We can provide no assurance that the guarantees will be enforceable.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international dry bulk shipping industry reached historic highs but may not be as high in the future. For example, during the period from January 4, 2005 to March 31, 2007, the Baltic Exchange’s Panamax time charter average rates experienced a low of $10,162 and a high of $40,842. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In addition, when our time charters expire, we may not be able to replace them promptly or with profitable charters or at all. Failure to obtain replacement charters could materially adversely affect our results of operations and financial condition.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, which would adversely affect our results of operations and financial condition.

Currently, China, Japan, other Asian Pacific economies and India are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future. Our financial condition and results of operations, as well as our future prospects, would likely be materially adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide. As a result, our operating results would be materially adversely affected.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of new building deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel new buildings;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of our owned vessels decrease, we may breach covenants contained in the financing agreements relating to our indebtedness, including the minimum liquidity covenant in our secured loan facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

There is no assurance that our options to purchase chartered-in vessels will remain in the money.

Based on industry sources, our options to purchase chartered-in vessels are, and those we have exercised in the past have been, at prices significantly below the current market value of the vessels. For example, based on such sources, as of May 15, 2007, the average market value for the eight vessels acquired through the exercise of purchase options in 2006 was $55.3 million but the average option purchase price of the eight vessels was $19.3 million. In addition, based on such industry sources, the average market value of the two Capesize vessels is $115.0 million and the average option purchase price for such vessels is $35.7 million and the average market value for the two Panamax purchase options is $61.0 million and their average option purchase price is $20.7 million. However, these values are not necessarily indicative of the prices at which such vessels may be sold and is not an appraisal of the value of the specific vessels as to which we have such purchase options. Moreover, the value of vessels is subject to change based on numerous factors, such as prevailing market conditions, including charter rates, the condition of the vessels, and the charter status of the vessels, and, accordingly, there is no assurance that such options will remain in the money or that the value of vessels acquired pursuant to purchase options or otherwise will not decrease.

We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to service our debt could be impaired.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to dry bulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. A portion of our trading activities is for non-hedging purposes. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts and may suffer trading losses resulting from these hedging activities.

In our hedging and trading activities, we focus on short-term trading opportunities where there is adequate liquidity in order to seek to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings.

We are subject to certain credit risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts decreasing revenues.

We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into Contracts of Affreightment (COAs) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we enter into FFAs, which are traded over the counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts, which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be known with certainty, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements. The provision remains the same as of March 31, 2007. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest on the notes or otherwise service our debt.

We are subject to certain operating risks, including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which in turn could have an adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels. The rest of our core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the loss of such spread through the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns or accidents involving our vessels and losses relating to chartered vessels which are not covered by insurance would result in a loss of revenue from the affected vessels adversely affecting our financial condition and results of operations.

Although we have longstanding relationships with certain Japanese shipowners who provide us access to very competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to time charters that are currently at favorable rates and which, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Our Chairman and Chief Executive Officer holds approximately 24% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured loan facility.

Ms. Angeliki Frangou beneficially owns approximately 24% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of June 19, 2007, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interest. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, she does not remain actively involved in the business or ceases to be our Chief Executive Officer, then we will be in default under our senior loan facility.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman, Chief Executive Officer and principal stockholder. The loss of the services of Ms. Frangou or one or more of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios’ owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai, Bureau Veritas and Korean Registry.

A vessel must undergo an annual survey, or Annual Survey, an intermediate survey, or Intermediate Survey and a special survey, or Special Survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Our vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until it was able to trade again.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. For example, if governmental authorities or independent classification societies that inspect the hull and machinery of commercial ships to assess compliance with minimum criteria as set by national and international regulations enact new standards; we may be required to make significant expenditures for alterations or the addition of new equipment. In order to satisfy any such requirements we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

The risks and costs associated with vessels increase as the vessels age.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.3 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter our vessels due to their age, it could materially adversely affect our earnings.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business, which may materially adversely affect our operations, as well as the shipping industry generally. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive Safety Management System that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force.  In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Apart from the dry bulk vessels in its fleet, Navios also currently operates a product tanker which in certain circumstances may be subject to national and international laws governing pollution from tankers. When such a product tanker is carrying a cargo of ‘‘persistent oil’’ as defined by the Civil Liability Convention 1992 (CLC) its owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from its cargo or from its bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when it is not carrying such a cargo, but is in ballast.

When a product tanker is carrying clean oil products which do not constitute ‘‘persistent oil’’ for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in nearly 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships (MARPOL). Criminal liability for an oil pollution incident could not only result in Navios incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those conducted by us. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations and our non-employee directors devote such time as is necessary and required to satisfy their duties as a director of a public company.

We may require additional financing to acquire vessels or businesses or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options to acquire vessels or businesses and it will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our secured loan facility, the indenture or other debt may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We have significantly grown our fleet and business since August 2005. We intend to continue to seek to grow our fleet, either through purchases, the increase of the number of chartered vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which would adversely affect our results of operations and financial condition.

As we expand our business, we will need to improve our operations and financial systems, staff, and crew; if we cannot improve these systems or recruit suitable employees, we may not effectively control our operations.

Our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We have insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which may result in increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the notes.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although, our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Additionally, our wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. In 2006 approximately 11.2% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2006, the value of the U.S. dollar declined by approximately 9.5% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a significant decrease in revenues.

A government could requisition title or seize our vessels during a war or national emergency.

Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another ship in the fleet.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other US jurisdictions.

We, and certain of our officers, directors, and guarantors may be difficult to serve with process as we and several of the guarantors of the notes are incorporated in the Republic of the Marshall Islands or other non-U.S. jurisdictions and such persons may reside outside of the United States.

We and several of the guarantors are entities organized under the laws of the Republic of the Marshall Islands or other non-U.S. jurisdictions. Several of our directors and officers and the directors and officers of these guarantors are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons and of Navios are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, our non-U.S. directors or officers or the guarantors of the notes, to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD under the Exchange Act aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Accordingly, investors in the notes will not be able to obtain information of the type described above except as otherwise required by ‘‘Description of the New Notes—Certain Covenants—Reports.’’

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under section 883 of the Code. Based on our current plans, we expect that our income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under section 883 of the Code, and that we will have no other income that will be taxed in the United States. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we or our vessel-owning subsidiaries were not entitled to the benefit of section 883 of the Code, they would be subject to United States taxation on a portion of their income. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected.

We may be taxed as a United States corporation.

The purchase by International Shipping Enterprises Inc., our predecessor (‘‘ISE’’), of all of the outstanding shares of common stock of Navios, and the subsequent downstream merger of ISE with and into Navios took place on August 25, 2005. Navios is incorporated under the laws of the Marshall Islands. While there is no direct authority that governs the tax treatment of the transaction, we believe it is more likely than not that Navios would be taxed by the United States as a foreign corporation. Accordingly, Navios takes the position that it will be taxed as a foreign corporation by the United States. If Navios were taxed as a U.S. corporation, its taxes would be significantly higher.

Risks Related to the Exchange Offer

There may not be a liquid trading market for the new notes, which could limit your ability to sell your new notes in the future.

The new notes are being offered to the holders of the old notes. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no public market, and the new notes may not be widely distributed. Accordingly, an active trading market for the new notes may not develop. If a market for any of the new notes does develop, the price of such new notes may fluctuate and liquidity may be limited. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

Your failure to tender old notes in the exchange offer may affect their marketability.

If old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but unaccepted old notes will be adversely affected. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future. We issued the old notes in a private placement exempt from the registration requirements of the Securities Act.

Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, or if you do not properly tender your old notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

We issued and sold the old notes in private placements on December 18, 2006. In connection with the issuance and sale, we entered into a registration rights agreement with the initial purchasers of the old notes. In the registration rights agreement we agreed to, among other things

•	file the exchange offer registration statement with the SEC not later than June 29, 2007;

•	use our commercially reasonable efforts to have the exchange offer registration statement declared effective by the SEC not later than October 1, 2007;

•	use our commercially reasonable efforts to keep the exchange offer registration statement effective until the closing of the exchange offer;

•	keep the exchange offer open for acceptance for a period of not less than 30 days; and

•	use our commercially reasonable efforts to cause the exchange offer or a ‘‘shelf’’ registration statement with respect to the notes, to be consummated not later than November 1, 2007.

These requirements under the registration rights agreement will be satisfied when we complete the exchange offer. However, if (i) the exchange offer registration statement is not filed with the SEC on or prior to June 29, 2007, (ii) the exchange offer registration statement has not been declared effective on or prior to October 1, 2007, or (iii) the exchange offer is not consummated and a shelf registration statement (see below) is not declared effective, in both cases on or prior to November 1, 2007 (each such event referred to in clauses (i) through (iii) above, a ‘‘Registration Default’’), the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof) while a Registration Default is continuing until all Registration Defaults have been cured, up to a maximum amount of 1.0% per annum. Following the cure of all Registration Defaults, the accrual of additional interest with respect to Registration Defaults will cease.

We have also agreed to keep the exchange offer open for acceptance for a period of not less than 30 calendar days after the date notice thereof is mailed to the Holders (or longer if required by applicable law).

Under the registration rights agreement, our obligations to register the new notes will terminate upon the completion of the exchange offer. However, pursuant to the registration rights agreement, we will be required to file with the SEC a shelf registration statement to cover resale of the notes by the holders thereof if:

•	we are not permitted to file the exchange offer registration statement or to consummate the exchange offer because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the staff of the SEC;

•	for any other reason the exchange offer registration statement is not declared effective on or prior to October 1, 2007, or the exchange offer is not consummated on or prior to November 1, 2007 (unless the exchange offer is subsequently consummated);

•	any initial purchaser that holds notes so requests; or

•	any holder of notes is not permitted to participate in the exchange offer or does not receive fully tradeable exchange notes pursuant to the exchange offer;

We will use our commercially reasonable efforts to cause the applicable shelf registration statement to be declared effective not later than December 1, 2007. We will use our commercially reasonable efforts to keep such shelf registration statement continuously effective, supplemented and amended until the second anniversary of the effective date of the shelf registration statement or such shorter period that will terminate when all the transfer restricted notes covered by the shelf registration statement have been sold pursuant thereto.

If the shelf registration statement is not usable for any reason for more than 45 days in any consecutive 12-month period then, beginning on the 45th day that the shelf registration statement ceases to be usable, subject to certain limited exceptions, the rate of interest on the notes shall be increased by 0.25% per annum of the principal amount of the notes, and will further increase by an additional 0.25% per annum of the principal amount of the notes for each subsequent 90-day period (or portion thereof), up to a maximum amount of 1.0% per annum. Upon the shelf registration statement once again becoming usable, the accrual of such Additional Interest will cease.

Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered to us in the exchange offer. See ‘‘Risk Factors—Risk Factors Related to the Exchange Offer—Your Failure to Tender Old Notes in the Exchange Offer May Affect Their Marketability.’’

Effect of the Exchange Offer

Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other no-action letters issued to third parties, we believe that you may offer for resale, resell and otherwise transfer the new notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the new notes;

•	you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

•	you are not an ‘‘affiliate’’ of ours or any of the guarantors of the new notes, within the meaning of Rule 405 under the Securities Act.

If you are not able to make these representations, you are a ‘‘restricted holder.’’ As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the interpretations of the SEC staff set forth in the no-action letters referred to above and you may only sell your old notes in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

In addition, each broker-dealer that is not a restricted holder that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such new notes. This prospectus may be used by those broker-dealers to resell new notes they receive pursuant to the exchange offer. We have agreed, for a period of 180 days after consummation of the exchange offer, to make available a prospectus meeting the requirements of the Securities Act to any such broker-dealer for use in connection with any resale of any exchange notes acquired in the exchange offer. By acceptance of this exchange offer, each broker-dealer that receives new notes under the exchange offer agrees to notify us prior to using this prospectus in a sale or transfer of new notes. See ‘‘Plan of Distribution.’’

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$1,000 principal amount of new notes in exchange for each U.S.$1,000 principal amount of old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in a minimum principal amount of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof.

The new notes will be substantially identical to the old notes, except that:

•	the offering of the new notes has been registered under the Securities Act;

•	the new notes will not be subject to transfer restrictions; and

•	the new notes will be issued free of any covenants regarding registration rights and free of any provision for additional interest.

The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same indenture under which the old notes were issued. The old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the new notes, see ‘‘Description of the New Notes.’’

The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, an aggregate of U.S.$300,000,000 principal amount of old notes is outstanding. This prospectus is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Securities Exchange Act and the rules and regulations of the SEC. Holders of old notes do not have any appraisal or dissenters’ rights under law or under the indenture in connection with the exchange offer. Old notes that are not tendered will remain outstanding and continue to accrue interest, but will not retain any rights under the registration rights agreement (except in the case of the Initial Purchasers and Participating Broker-Dealers as provided herein);.

We will be deemed to have accepted for exchange validly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering the new notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under ‘‘—Conditions.’’ All old notes accepted for exchange will be exchanged for new notes promptly following the expiration date. If we decide for any reason to delay for any period our acceptance of any old notes for exchange, we will extend the expiration date for the same period.

If we do not accept for exchange any tendered old notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

We are not making, nor is our Board of Directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

The term ‘‘expiration date’’ means 5:00 p.m., New York City time, on August 6, 2007, unless we, in our sole discretion, extend the exchange offer, in which case the term ‘‘expiration date’’ shall mean the latest date and time to which the exchange offer is extended.

If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any old notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under ‘‘—Conditions’’ have not been satisfied by the expiration date; or

•	subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the old notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the New Notes and the Old Notes

Any old notes not tendered or accepted for exchange will continue to accrue interest at the rate of 9½% per annum in accordance with their terms. The new notes will accrue interest at the rate of 9½% per annum from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from the original issue date of old notes. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2007.

Procedures for Tendering

Only a registered holder of old notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under ‘‘—Exchange Agent,’’ before 5:00 p.m., New York City time, on the expiration date. In addition, either:

•	the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent’s account at The Depository Trust Company (‘‘DTC’’), or the depositary, according to the procedure for book-entry transfer described below; or

•	the holder must comply with the guaranteed delivery procedures described below.

A tender of old notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder’s election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner’s behalf.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of old notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any old notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any old notes that remain outstanding after the expiration date, (b) as set forth below under ‘‘—Conditions,’’ to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of old notes (other than certain specified holders) will represent to us that:

•	it is acquiring the new notes in the exchange offer in the ordinary course of its business;

•	it is not engaging in and does not intend to engage in a distribution of the new notes;

•	it is not participating, does not intend to participate, and has no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

•	it is not an ‘‘affiliate’’ of ours or any of the guarantors of the new notes, within the meaning of Rule 405 under the Securities Act, or, if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

Book-Entry Transfer

The exchange agent will establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer these old notes into the exchange agent’s account in accordance with DTC’s procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of this book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. The term ‘‘agent’s message’’ means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of old notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

Although delivery of old notes must be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent’s message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under ‘‘—Exchange Agent,’’ before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

All references in this prospectus to deposit or delivery of old notes shall be deemed to also refer to DTC’s book-entry delivery method.

Guaranteed Delivery Procedures

Holders who wish to tender their old notes and (1) who cannot deliver a confirmation of book-entry transfer of old notes into the exchange agent’s account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

•	the tender is made through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

•	the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered old notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under ‘‘—Exchange Agent.’’ Any notice of withdrawal must:

•	specify the name of the person who tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the principal amount of such old notes;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered and include any required signature guarantees; and

•	specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under ‘‘—Procedures for Tendering’’ at any time prior to the expiration date.

Any old notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions

Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the SEC staff; or

•	the old notes are not tendered in accordance with the exchange offer;

•	you do not represent that you are acquiring the new notes in the ordinary course, that you are not engaging in and do not intend to engage in a distribution of the new notes, of your business and that you have no arrangement or understanding with any person to participate in a distribution of the new notes and you do not make any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the new notes under the Securities Act;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

•	refuse to accept and return to the tendering holder any old notes or credit any tendered old notes to the account maintained within DTC by the participant in DTC which delivered the old notes; or

•	extend the exchange offer and retain all old notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of old notes (see ‘‘—Withdrawal of Tenders’’ above); or

•	waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered old notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided under ‘‘—Expiration Date; Extensions; Amendments.’’ If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders, and we will extend the exchange offer as required in our judgment by law, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during such extended period.

In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any of the old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

Wells Fargo Bank, N.A. has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your old notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Overnight Courier:	By Registered or Certified Mail:	By Hand:
Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 6th & Marquette Avenue Minneapolis, MN 55479 Attn: Reorg	Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480 Attn: Reorg	Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Bldg. – 12th Floor 608 2nd Avenue South Minneapolis, MN 55402 Attn: Reorg

By Facsimile:	To Confirm by Telephone:
(612) 667-6282 Attn: Bondholder Communications	(800) 344-5128; or (612) 667-9764 Attn: Bondholder Communications

FOR INFORMATION WITH RESPECT TO THE EXCHANGE OFFER, CALL:

the Exchange Agent
at (612) 667-9764 or (800) 344-5128

Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the outstanding old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding old notes for new notes in connection with the exchange offer, then the holder must pay any applicable transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, transfer taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

We will record the new notes in our accounting records at the same carrying values as the old notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the new notes.

Consequences of Failure to Exchange

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend printed thereon as a consequence of the issuance of the old notes pursuant to an exemption from the Securities Act and applicable state securities laws. Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 9½% per annum, and the old notes will otherwise remain outstanding in accordance with their terms.

In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of old notes will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after completion of the exchange offer.

USE OF PROCEEDS

We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with each issuance of the old notes. In consideration for issuing the new notes, we will receive old notes in an aggregate principal amount equal to the value of the new notes. The old notes surrendered in exchange for the new notes will be retired and canceled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

We received approximately $291.5 million in net proceeds from the sale of $300 million in aggregate principal amount of the old notes on December 18, 2006. We used part of the net proceeds to repay in full the remaining principal amounts under tranches B1, B2 and B3 under our secured loan facility that existed at the time. The remainder of the net proceeds were applied among tranches A, C1, C2, C3, C4, C5, C6, D1, D2, D3 and D4 under that facility, pro-rata between them, and as regards each tranche, on a pro-rata basis of the repayment installments of such tranche. On February 1, 2007, we entered into a new secured loan facility with HSH Nordbank and Commerzbank AG, which is composed of a $280 million term loan facility and a $120 million revolver credit facility.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2007. The information in this table should be read in conjunction with ‘‘Item 3—Key Information—Selected Financial Data’’ and ‘‘Item 5—Operating and Financial Review and Prospects’’ of the 2006 Form 20-F, our current report on Form 6-K filed on May 16, 2007 and our consolidated financial statements and related notes included elsewhere herein.

March 31, 2007
(Thousands of U.S. Dollars)
Debt:
Current portion of long-term debt	$13,415
Total long-term debt, net of current portion	321,130
Senior notes	298,007
Total debt	632,552
Stockholders’ equity:
Preferred stock, $0.0001 par value, authorized 1,000,000 shares.
None issued.
Common stock, $0.0001 par value, authorized 250,000,000 shares. 82,013,654 issued and outstanding	8
Additional paid-in capital	342,747
Accumulated other comprehensive income	(7,362)
Retained earnings	17,169
Total stockholders’ equity	352,562
Total capitalization	$985,114

(1)	Since March 31, 2007, the Company has issued 18,445,742 additional common shares for total net proceeds of approximately $151.3 million (approximately $124.8 relating to an equity raising through secondary offering and $26.5 million relating to exercise of warrants).
(2)	Since March 31, 2007, the Company has incurred additional long-term debt of $20 million and made repayments on long-term debt of $8.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our consolidated financial statements and their notes included elsewhere herein. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled ‘‘Risk factors’’ and elsewhere in this prospectus.

Overview

Factors Affecting Navios’ Results of Operations:

Navios actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and contracts of affreightment (‘‘CoAs’’); (iii) monitoring the financial impact of corporate exposure from both physical and forward freight agreements (‘‘FFAs’’) transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long- and short-term charter-in vessels and controls approximately 3.8 million dwt in dry bulk tonnage. Navios’ options to extend the duration of vessels it has under long-term time charters (durations of over 12 months) and its purchase options on chartered vessels permit Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFAs in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet, as of March 31, 2007, is 6.0 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (CoAs) and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, CoAs and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of CoAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios attempts, by entering into CoAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and profitability. The cargoes are, in such cases, used to position vessels at or near major loading areas (such as the U.S. Gulf) where spot cargoes can readily be obtained. This reduces ballast time as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios enters into CoAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into CoAs to carry freight into known loading areas, such as the U.S. Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, we assume the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

As of March 31, 2007 and as of December 31, 2006, 2005 and 2004, none of the ‘‘marked to market’’ positions of the open dry bulk FFA contracts qualified for hedge accounting treatment. The balance of other comprehensive income as of March 31, 2007 and as of December 31, 2006, relates to six FFAs that qualified for hedge accounting treatment during 2006. Dry bulk FFAs traded by us that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London Clearing House. FFAs are settled in cash monthly, based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly. Navios has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, Navios has determined that it has two reportable segments,

Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective as to Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In June 2006, the Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for Uncertainty in Income Taxes’’, an interpretation of FASB Statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective as to Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ""Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on our consolidated financial statements.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements included in our 2006 annual report filed on Form 20-F with the Securities Exchange Commission.

Accounting for derivative financial instruments and hedge activities:    We enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions we expect to carry out in the normal course of our shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, we manage the financial risk associated with fluctuating market conditions. In entering into these contracts, we assume the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

We also trade dry bulk shipping FFAs which are cleared through NOS ASA and LCH. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. See further discussion under ‘‘Spot Charters, Contracts of Affreightment (CoAs) and Forward Freight Agreements (FFAs)’’. At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, Navios records its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting are reflected under ‘‘Accumulated Other Comprehensive Income (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income (Loss)’’ in the stockholders’ equity while the unrealized gain or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of operations under ‘‘Gain (Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ as of March 31, 2007, which is expected to be reclassified to earnings until December 31, 2007, is $7.4 million. For the three month period ended March 31, 2007, the gains (losses) included in ‘‘Accumulated Other Comprehensive Income (Loss)’’ that have been reclassified to earnings amounted to $2.5 million. At March 31, 2007 and December 31, 2006, none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and, accordingly, all unrealized gains or losses were recorded in the statement of operations.

Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by us are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flow for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flow. No impairment loss was recognized for any of the periods presented.

Vessels, net:    In connection with our acquisition/reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessel acquisitions acquired outside of business combinations are stated at cost, which consists of the contract price, and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity, or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Dry-docking costs:    Our vessels are subject to regularly scheduled dry-docking and special surveys, which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or, to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired, the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangible Assets and Liabilities:    As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during any periods presented.

Navios’ intangible assets and liabilities acquired in connection with business combinations were valued in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method that values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangible assets and liabilities that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flow associated with the asset. Vessel purchase options held by Navios, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. Vessel purchase options held by third parties that are included in unfavorable leases for vessels owned by Navios or vessels that Navios charters in with an option to purchase are also not amortized. The liability for purchase options held by third parties will be included in the gain or loss on the sale of the vessel when the option is exercised.

The intangible asset associated with the favorable lease terms includes $57.2 million related to purchase options for the vessels, consisting of $20.7 million as of August 25, 2005 and $36.5 million from the acquisition of Kleimar. This $57.2 million is not amortized and, should the purchase options be exercised, the portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of March 31, 2007, $8.6 million, had been transferred to the acquisition cost of vessels. The liability associated with unfavorable lease liabilities includes an amount of $15.9 million related to purchase options held by third parties, arising from the acquisition of Kleimar. This amount is not amortized and should the purchase options be exercised by the third party, the portion of this liability will be included in the gain or loss on the sale of the vessel when the option is exercised. As of March 31, 2007, no amount had been transferred to gain or loss.

Leases:    Vessel leases where Navios is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Deferred taxation:    The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

Period over period comparisons

For the three month period ended March 31, 2007 compared to three month period ended March 31, 2006

The following table presents consolidated revenue and expense information for the three month periods ended March 31, 2007 and 2006. This information was derived from the unaudited consolidated revenue and expense accounts of Navios for the respective periods.

	Three month period ended March 31,
	2007 (unaudited)	2006 (unaudited)
	(Thousands of U.S. Dollars)
Revenue	$101,842	$49,169
Gain on Forward Freight Agreements	2,854	1,662
Time charter, voyage and port terminal expenses	(60,440)	(20,767)
Direct vessel expenses	(6,158)	(3,673)
General and administrative expenses	(4,293)	(3,596)
Depreciation and amortization	(6,977)	(10,120)
Interest income from investments in finance lease	560	—
Interest income	1,523	468
Interest expense and finance cost, net	(13,471)	(9,206)
Other income	168	934
Other expense	(474)	(43)
Income before equity in net earnings of affiliate companies and joint ventures	15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Ventures	828	154
Net income before taxes	15,962	4,982
Income taxes	(1,179)	—
Net income after taxes	$14,783	$4,982

Set forth below are selected historical and statistical data for Navios, that we believe may be useful in better understanding our financial position and results of operations.

	Three month period ended March 31,
	2007	2006 (1)
Fleet Data
Available days (2)	3,876	2,390
Operating days	3,875	2,385
Fleet utilization	100.0%	99.8%
Average Daily Results
Time Charter Equivalents (including FFAs)	$21,080	$18,530
Time Charter Equivalents (excluding FFAs)	$20,869	$17,835

(1)	Excludes vessels acquired through the acquisition of Kleimar.
(2)	Navios has currently fixed out (i.e. arranged charters for) 94.2% and 67.5% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

During the three month period ended March 31, 2007, there were 1,486 more available days as compared to the same period of 2006. This was due to the increase in the number of vessels in our owned fleet by six vessels (three vessels acquired through the exercise of options from the charter-in fleet and three vessels from the acquisition of Kleimar) resulting in 447 additional days. The increase of the charter-in fleet by nine vessels during the first quarter of 2007 (two new vessels from the charter-in fleet to be delivered and seven vessels from the acquisition of Kleimar), further increased the available days by 1,039 days. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average TCE rate excluding FFAs for the three month period ended March 31, 2007 was $21,080 per day, $2,550 per day higher than the rate achieved in the same period of 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates in the first quarter of 2007 than those achieved in the first quarter of 2006 and the Capesize vessels (with significantly higher rates) acquired as part of the acquisition of Kleimar.

Revenue:    Revenue increased to $101.8 million for the three month period ended March 31, 2007 as compared to the $49.2 million for the same period of 2006. Revenues from vessel operations increased by approximately $52.3 million or 108.7% to $100.4 million for the three month period ended March 31, 2007 from $48.1 million for the same period of 2006. This increase is mainly attributable to the increase in the operating days by 1,486 days as discussed above, as well as the improvement in the market resulting in higher charter-out daily hire rates in the first quarter of 2007 as compared to the same period of 2006 (as indicated in the table below), and an increase in the number of CoAs serviced by Navios (acquired as part of the acquisition of Kleimar).

Revenue from the port terminal increased by $0.3 million to $1.4 million for the three month period ended March 31, 2007 as compared to $1.1 million in the same period of 2006. This is due to the port terminal throughput volume increase of approximately 20.4% to 391,500 tons for the three month period ended March 31, 2007 from 325,000 tons for the same period in 2006.

Gains on FFAs:    Income from FFAs increased by $1.2 million to a gain of $2.9 million during the three month period ended March 31, 2007 as compared to $1.7 million gain for the same period in 2006. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting in the periods presented. Accordingly, changes in fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 26, 2006	$13,267	(a)
March 14, 2006	$19,626	(b)
March 31, 2006	$17,839	(*)
January 31, 2007	$31,719	(c)
March 13, 2007	$41,015	(d)
March 31, 2007*	$40,399	(*)

(a)	Low for Q1-2006
(b)	High for Q1-2006
(c)	Low for Q1-2007
(d)	High for Q1-2007
(*)	End of period rate

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses increased by $39.6 million or 190.3% to $60.4 million for the three month period ended March 31, 2007 as compared to $20.8 million for same period in 2006. This was primarily due to the higher charter-in expenses relating to Capesize vessels (Capesize Baltic Exchange’s time charter average index as of March 31, 2007 was $91,997 per day as compared to the respective Panamax index which was $40,399 per day) and servicing the related CoA business following the acquisition of Kleimar as well as the increase in the market, which negatively affected the charter-in daily hire rate cost for the long-term charter-in fleet from $9,323 per day in the first quarter of 2006 to $10,272 per day for the same period of 2007. This increase was mitigated by the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $2.5 million to $6.2 million or 67.5% for the three month period ended March 31, 2007 as compared to $3.7 million for the same period in 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and maintenance and repairs. The increase resulted primarily from additional costs related to increase of the owned fleet by three vessels compared to the first quarter of 2006.

General and Administrative Expenses:    General and administrative expenses increased by $0.7 million to $4.3 million or 19.4% for the three month period ended March 31, 2007 as compared to $3.6 million for the same period of 2006. The increase is mainly attributable to (a) increase in payroll and related costs in connection with the expansion of Navios’ fleet, (b) increase in professional, legal and audit fees and traveling due to the additional costs incurred by Navios in connection with acquisitions and other activities.

Depreciation and Amortization:    For the three month period ended March 31, 2007, the decrease in depreciation and amortization compared to the same period in 2006 is attributable to the decline in the amortization of intangible assets, due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options, which was mitigated by the increase in depreciation due to the acquisition of three vessels. The main decrease, amounting to $2.2 million, relates to net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar. The overall decrease in depreciation and amortization was $3.1 million. See further discussion of Navios’ amortization policy under ‘‘Liquidity and Capital Resources’’.

Interest Income from Investments in Finance Leases:    Interest income from investments in finance leases amounted to $0.6 million and relates to the acquisition of Kleimar (see Note 3 to the condensed notes to our consolidated financial statements incorporated by reference herein). No investment in finance lease existed during the corresponding period of the previous year.

Net Interest Expense and Income:    Interest expense for the three month period ended March 31, 2007 increased to $13.5 million as compared to $9.2 million in the same period of 2006. The increase is due to bank secured facilities obtained to partially finance the acquisition of new vessels and Kleimar and the issuance of $300 million of senior notes. Interest income increased by $1.0 million to $1.5 million for the three month period ended March 31, 2007 as compared to $0.5 million for the same period of 2006. This is mainly attributable to the increase in the average cash balances from $44.7 million in the first quarter of 2006 to $121.6 million in the same period of 2007.

Other Income:    Other income decreased by $0.7 million to $0.2 million for the three month period ended March 31, 2007, compared to the same period 2006. This decrease is mainly due to unfavorable marked to market losses realized on the interest rate swaps between the two periods.

Net Other Expense:    Other expense increased by $0.5 million for the three month period ended March 31, 2007. This change is mainly due to lower foreign exchange losses realized from the settlement of payables raised in currencies other than U.S. dollars during the period.

For the year ended December 31, 2006 compared to the combined year ended December 31, 2005

The following table presents consolidated revenue and expense information for the year ended December 31, 2006 and combined revenue and expense information for the year ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a Non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Successor	Successor	Predecessor	Combined
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005
	(Thousands of U.S. Dollars)
Revenue	$205,965	$76,376	$158,630	$235,006
Gain (loss) on FFA’s	19,786	(2,766)	2,869	103
Time charter, voyage and port terminal expenses	(84,717)	(39,119)	(91,806)	(130,925)
Direct vessel expenses	(19,863)	(3,137)	(5,650)	(8,787)
General and administrative expenses	(14,565)	(4,582)	(9,964)	(14,546)
Depreciation and amortization	(37,719)	(13,582)	(3,872)	(17,454)
Provision for losses on accounts receivable	(6,242)	(411)	—	(411)
Interest income	3,832	1,163	1,350	2,513
Interest expense	(47,429)	(11,892)	(1,677)	(13,569)
Other income	1,819	52	1,426	1,478
Other expense	(472)	(226)	(757)	(983)
Income before equity in net earnings of affiliated companies	20,395	1,876	50,549	52,425
Equity in net earnings of affiliated companies	674	285	788	1,073
Net income	$21,069	$2,161	$51,337	$53,498

Set forth below are selected historical and statistical data for Navios successor company (2006) and for the combined company (2005), that we believe may be useful in better understanding our financial position and results of operations.

	Year ended December 31,
	2006	2005
Fleet Data
Available days(*)	10,382	9,147
Operating days	10,333	9,110
Fleet utilization	99.5%	99.6%
Average Daily Results
Time Charter Equivalents (including FFAs)	$18,812	$22,771
Time Charter Equivalents (excluding FFAs)	$16,906	$22,760

(*)	Navios has currently fixed out (i.e. arranged charters for) 94.2% and 67.5% of its 2007 and 2008 available days, respectively (excluding Kleimar’s fleet).

Note: The acquisition of Kleimar N.V. was consummated February 2, 2007 and, accordingly, none of its results are reflected in the data above or elsewhere relating to the periods ended December 31, 2006 or prior thereto.

During the year ended December 31, 2006, there were 1,235 more available days as compared to 2005. This was due to the increase in the number of owned vessels resulting in 3,333 additional days. The increase, however, was mitigated by the redelivery of charter-in vessels during 2006 and 2005, following the expiration of their charters, reducing the available days by 2,097 days. Navios has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average TCE rate excluding FFAs for the year ended December 31, 2006 was $16,906 per day, $5,854 per day lower than the rate achieved in 2005. This was primarily due to a decline in the average time charter market resulting in lower charter-out daily rates in 2006 than those achieved in 2005.

Revenue:    Revenue decreased to $206.0 million for the year ended December 31, 2006 as compared to the $235.0 million for the combined year ended December 31, 2005. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $29.6 million or 13.0% to $197.4 million for the year ended December 31, 2006 from $227.0 for the year ended December 31, 2005. This decrease is mainly attributable to a decline in the average time charter market resulting in lower charter-out daily hire rates in 2006 as compared to 2005, which was partially mitigated by the increase in available days as discussed above.

Revenues from the port terminal increased by $0.5 million to $8.6 million for the year ended December 31, 2006 as compared to $8.1 million in 2005. Port terminal throughput volume increased approximately 7.8% to 2.22 million tons of agricultural and other products for the year ended December 31, 2006 from 2.06 million tons for the year ended December 31, 2005.

Gains and Losses on FFAs:    Income from FFAs increased by $19.7 million to a gain of $19.8 million during the year ended December 31, 2006 as compared to $0.1 million for the year ended December 31, 2005. Navios records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized gains or losses at December 31, 2006, of $9.8 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $4.0 million loss, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/ (losses) included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ are reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis, approximately $4.2 million have been reclassified to earnings during the year ended December 31, 2006. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
March 14, 2005	$40,842	(1)
August 3, 2005	$10,162	(2)
January 26, 2006	$13,267	(3)
December 6, 2006	$35,713	(4)

(1)	High for fiscal year 2005
(2)	Low for fiscal year 2005
(3)	Low for fiscal year 2006
(4)	High for fiscal year 2006

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $46.6 million or 35.5% to $84.7 million for the year ended December 31, 2006 as compared to $131.3 million for the year ended December 31, 2005. This was primarily due to (a) the decline in the market which positively affected the average charter-in daily hire rate cost from $15,582 per day for fiscal year 2005 to $9,480 per day for fiscal year 2006, (b) the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in 2006, whereby these costs were borne by the charterers, as compared to 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $11.1 million to $19.9 million or 126.1% for the year ended December 31, 2006 as compared to $8.8 million for the year ended December 31, 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. This resulted primarily from the increase of the owned fleet by 11 vessels during the period since Navios’ acquisition in August 2005 (six vessels were acquired in 2006).

General and Administrative Expenses:    General and administrative expense slightly increased by $0.1 million or 0.7% to $14.6 million for the year ended December 31, 2006 as compared to $14.5 million for the year ended December 31, 2005. However, excluding the transaction costs of approximately $3.7 million incurred in connection with the sale of Navios during 2005, general and administrative expenses show an increase of 35.2% or $3.7 million for the year ended December 31, 2006 as compared to year ended December 31, 2005. This increase is mainly attributable to (a) $0.9 million increase in payroll and related costs, (b) $1.9 million increases in professional, legal and audit fees and traveling costs due to the additional costs incurred by Navios as a public company and (c) $0.9 million increased office expenses as a result of our move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the consolidated year ended December 31, 2006 and the combined year ended December 31, 2005. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the year ended December 31, 2006, the increase in annual depreciation expense is attributable to the acquisition of 11 vessels since August 26, 2005 (five acquired in the fourth quarter of 2005) having a $12.4 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios’ amortization policy ‘‘Results of Operations’’ and ‘‘Critical Accounting Policies’’.

Provision for Losses on Accounts Receivable:    On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006 was approximately $7.7 million. While it is too early to determine what recovery Navios may obtain in any liquidation proceeding, it has accrued $5.4 million in its 2006 financial statements.

Net Interest Expense and Income:    Interest expense from August 26, 2005 to December 31, 2006 increased as compared to periods prior to August 25, 2005 due to the new debt incurred on August 25, 2005 to finance the acquisition of Navios by ISE, its restructuring on December 21, 2005, the additional debt incurred for the acquisition of additional vessels and the senior notes issued in December 2006, $290.0 million of the net proceeds of which were used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis, the remaining tranches of the existing senior secured credit facility. As a result, interest expense for the year ended December 31, 2006 is no directly comparable to the same combined period of 2005. Interest income increased by $1.3 million to $3.8 million for the year ended December 31, 2006 as compared to $2.5 million for the year ended December 31, 2005. Although the average cash balances decreased from $91.5 million in 2005 to $88.2 million in 2006, interest increased as a result of the higher weighted average interest rate of 5.0% in 2006 as compared to 3.2% in 2005.

Other Income:    Other income increased by $0.3 million to $1.8 million for the year ended December 31, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short- and long-term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.5 million to $0.5 million for the year ended December 31, 2006. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

For the combined year ended December 31, 2005 compared to the year ended December 31, 2004

The following table presents combined revenue and expense information for the year ended December 31, 2005 and consolidated information for the year ended December 31, 2004. The fiscal year 2005 information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results.

	Successor	Predecessor	Combined	Predecessor
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005	Year ended December 31, 2004
	(Thousands of U.S. Dollars)
Revenue	$76,376	$158,630	$235,006	$279,184
(Loss) gain on FFA’s	(2,766)	2,869	103	57,746
Time charter, voyage and port terminal expenses	(39,530)	(91,806)	(131,336)	(180,026)
Direct vessel expenses	(3,137)	(5,650)	(8,787)	(8,224)
General and administrative expenses	(4,582)	(9,964)	(14,546)	(12,722)
Depreciation and amortization	(13,582)	(3,872)	(17,454)	(5,925)
Gain on sale of vessels	—	—	—	61
Interest income	1,163	1,350	2,513	789
Interest expense	(11,892)	(1,677)	(13,569)	(3,450)
Other income	52	1,426	1,478	374
Other expense	(226)	(757)	(983)	(1,438)
Income before equity in net earnings of affiliated companies	1,876	50,549	52,425	126,369
Equity in net earnings of affiliated companies	285	788	1,073	763
Net income	$2,161	$51,337	$53,498	$127,132

Set forth below are selected historical and statistical data for Navios as predecessor (2004) and for the combined company (2005), that we believe may be useful in better understanding our financial position and results of operations.

	Year ended December 31,
	2005	2004
Fleet Data
Available days	9,147	11,952
Operating days	9,110	11,900
Fleet utilization	99.6%	99.6%
Average Daily Results
Time Charter Equivalents (including FFAs)	$22,771	$25,985
Time Charter Equivalents (excluding FFAs)	$22,760	$21,153

During the year ended December 31, 2005, there were 2,805 fewer available days as compared to 2004. This was predominantly the result of the redelivery of short-term charter-in vessels during 2005 according to the contracted redelivery terms in the chartered-in lease agreements. Compared to 2004, Navios chartered-in fewer short-term vessels on lease as management anticipated greater market volatility over the ensuing period. Navios can increase or decrease its fleet’s size by chartering-in vessels for long- or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced. Refer also to the ‘‘Factors Affecting Navios’ Results of Operations’’.

The average TCE rate excluding FFAs for the year ended December 31, 2005 was $22,760 per day, $1,607 per day higher than the rate for the year ended December 31, 2004. This was primarily due to the redelivery of vessels chartered-out at lower daily rate than the average rate achieved in 2005.

Revenue:    Combined revenue of the predecessor and successor companies decreased to $235.0 million for the year ended December 31, 2005 as compared to the $279.2 million that the predecessor company recorded for the year ended December 31, 2004. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $44.5 million or 16.4% to $227.0 million for the year ended December 31, 2005 from $271.5 million for the year ended December 31, 2004 as a result of a reduction in the number of vessels chartered-in and operated by Navios during 2005. Total equivalent vessels employed decreased by 23.2% from 32.7 vessels for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005, resulting in 2,805 fewer available days.

However, the effect on revenues from the reduction in available days was mitigated by the increase achieved in 2005 TCE rate to $22,760 per day or $1,607 per day higher than that of 2004. Revenues from the port terminal increased by $0.4 million to $8.0 million for the year ended December 31, 2005 as compared to $7.6 million in 2004. Port terminal throughput volume increased approximately 1.5% to 2.06 million tons of agricultural and other products for the year ended December 31, 2005 from 2.03 million tons for the year ended December 31, 2004. Navios was able to increase throughput primarily because of an increase in the Uruguayan and Paraguayan soybean crops in 2005 as well as increasing the silo storage capacity to 270,440 tons from September 2005 when a new silo was put into use, as compared to 205,000 tons prior to such time.

Gains and Losses on FFAs:    Income from FFAs decreased by $57.6 million to a gain of $0.1 million during the year ended December 31, 2005 as compared to $57.7 million for all of the year ended December 31, 2004. Due to the pending sale of Navios to ISE in 2005, the predecessor management minimized FFA trading exposure and the post acquisition successor management also maintain a similar approach. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting treatment in the periods being discussed. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
June 22, 2004	$17,838	(1)
November 30, 2004	$51,011	(2)
March 14, 2005	$40,842	(3)
August 3, 2005	$10,162	(4)

(1)	Low for 2004
(2)	High for 2004
(3)	High for 2005
(4)	Low for 2005

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $48.7 million or 27.1% to $131.3 million for the year ended December 31, 2005 as compared to $180.0 million for the year ended December 31, 2004. This was primarily due to the decrease in equivalent vessels from 32.7 for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005. The average chartered-in rate also decreased from an average of $16,186 per day for the year ended December 31, 2004 to $15,582 per day for the year ended December 31, 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $0.6 million to $8.8 million or 7.3% for the year ended December 31, 2005 as compared to $8.2 million for the year ended December 31, 2004. Direct vessel expenses include crew costs, provisions and deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from increased repair and maintenance costs related to normal usage and to the increase of the owned fleet by five vessels during November and December 2005.

General and Administrative Expenses:    General and administrative expense increased by $1.8 million or 14.2% from $12.7 million for the year ended December 31, 2004 to $14.5 million for the year ended December 31, 2005. This increase is attributable to (a) $1.4 million of one-time severance payments to the former CEO, (b) $2.3 million of transaction costs incurred in connection with the sale of Navios and (c) $1.8 million of legal, audit, consulting and other fees borne by Navios as a publicly listed company. This increase was mitigated by a $3.0 million reduction in payroll and office related costs.

Depreciation and Amortization:    Depreciation and amortization are not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. The increase in annual depreciation and amortization expense resulting from the acquisition of Navios by ISE and related asset revaluation will be approximately $13.6 million. See further discussion of Navios’ amortization policy under ‘‘Liquidity and Capital Resources.’’

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase due to the new debt incurred on August 25, 2005 and it’s restructuring on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of additional vessels. As a result, interest expense for the period from August 26, 2005 to December 31, 2005 is not comparable to periods prior to that date. Navios estimates that, if the acquisition had taken place on January 1, 2005, the annual increase in interest expense on the debt incurred to finance its acquisition by ISE, based on the LIBOR rate at the acquisition date, would be approximately $19.1 million. (See ‘‘Long-Term Debt Obligations and Credit Arrangements’’ discussed below). Interest income increased by $1.7 million to $2.5 million for the year ended December 31, 2005 as compared to $0.8 million for the year ended December 31, 2004. This is attributable to higher average cash balances of $91.5 million in 2005 as compared to $62.9 million in 2004, as well as to higher weighted average interest rate of 3.2% in 2005 as compared to 1.4% in 2004.

Other Income:    Other income increased by $1.1 million to $1.5 million for the year ended December 31, 2005. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short- and long-term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.4 million to $1.0 million for the year ended December 31, 2005. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flow from operations, equity contributions from stockholders and debt. Main uses of funds have been capital expenditures for the acquisition of vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios has funded its operation and expansion with proceeds from warrant exercises, internally generated cash flow and borrowings, while it continues to explore means of expanding its available capital. Navios believes that its current sources of capital are adequate to fund the operations of the fleet and the port terminal, including working capital requirements. However, See ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long-Term Debt Obligations and Credit Arrangements’’

for further discussion of Navios’ working capital position. The successor periods in the combined statement includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined cash flow accounts are not comparable as the successor period cash flow accounts include increases to certain changes. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The following table presents cash flow information derived from the unaudited consolidated statements of cash flow of Navios for the three month periods ended March 31, 2007 and 2006.

	Three Month Period ended March 31,
	2007 (unaudited)	2006 (unaudited)
	(Thousands of U.S. Dollars)
Net Cash from operating activities	$51,006	$8,697
Net Cash used in investing activities	(163,944)	(74,579)
Net Cash provided by financing activities	84,409	59,919
Decrease in cash and cash equivalents	(28,529)	(5,963)
Cash and cash equivalents, beginning of the period	99,658	37,737
Cash and cash equivalents, end of period	$71,129	$31,774

Cash provided by operating activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Net cash provided by operating activities increased by $42.3 million to $51.0 million for the three month period ended March 31, 2007 as compared to $8.7 million for the same period of 2006. The increase resulted primarily from higher net income in the three month period ended March 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The fair value of open FFA trades at March 31, 2007 was lower than in the same period of 2006 and amounted to $7.6 million and $8.1 million, respectively, reflecting the mark to market values at the end of the respective periods (See rate table on page S-28). Unrealized gains (losses) from FFAs for the three month periods ended March 31, 2007 and 2006 amounted to $(1.8) million and $1.9 million, respectively, and reflected the change in net fair value on open FFA contracts between the periods. The $1.8 million loss at March 31, 2007, represents $0.6 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $2.4 million loss reclassified to earnings from ‘‘Accumulated Other Comprehensive Income (Loss)’’ on FFAs previously qualified for hedge accounting.

Restricted cash increased by $13.5 million from $16.2 million at December 31, 2006 to $29.7 million at March 31, 2007. The primary reasons for this increase were (a) the additional deposits made to NOS ASA with respect to FFAs trading of $10.1 million which was offset by decreased deposits made to LCH by $1.1 million, and the increase in the retention account held with HSH Nordbank in connection with the restructured credit facility by $4.5 million. During the corresponding period of 2006, restricted cash increased by $2.7 million from $4.1 million at December 31, 2005 to $6.8 million at March 31, 2006.

Accounts receivable net increased by $1.6 million from $28.2 million at December 31, 2006 to $29.8 million at March 31, 2007 (including receivables obtained as part of the acquisition of Kleimar amounting to $8.6 million). The primary reason for this increase was the acquisition of Kleimar, which was partially offset by a change in the amount receivable from FFA trading partners which decreased by $0.7 million from $23.5 million at the end of December 31, 2006 to $22.8 million at the end of March 31, 2007 and a decrease in all other receivables by $8.9 million. During the corresponding period of 2006, accounts receivable net decreased by $8.4 million from $13.7 million at December 31, 2005 to $5.3 million at March 31, 2006. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $8.3 million from $10.5 million at December 31, 2005 to $2.2 million at March 31, 2006.

Prepaid expenses and other current assets increased by $5.0 million from $6.8 million at December 31, 2006 to $11.8 million at March 31, 2007 (this increase is mainly due to prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $6.4 million) which was offset by a decrease in prepaid voyage costs by $0.9 million. Prepaid expenses also include claims, advances to agents and other assets. All these categories had minor variations resulting in a net decrease of $0.5 million at March 31, 2007 as compared to December 31, 2006. During the corresponding period of 2006, prepaid expenses and other current assets increased by $0.8 million from $6.4 million at December 31, 2005 to $7.2 million at March 31, 2006 due to the increase in inventories by $0.7 and an increase in all other categories by $0.1 million.

Accounts payable decreased by $4.8 million from $37.4 million at December 31, 2006 to $32.6 million at March 31, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $1.4 million). The primary reason was the decrease in supplier payables, as well as the amount due to FFA trading partners which decreased by $9.2 million during the three month period ended March 31, 2007. This decrease was mitigated by an increase in supplier payables. During the corresponding period of 2006, accounts payable decreased by $3.8 million from $13.9 million at December 31, 2005 to $10.1 million at March 31, 2006 due to the change in the amount due to FFA trading partners, which decreased by $6.4 million during the quarter ended March 31, 2006. This decrease was mitigated by an increase in supplier payables.

Accrued expenses increased by $14.2 million to $24.9 million at March 31, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $5.8 million), as compared to $10.7 million on December 31, 2006. There are various reasons for this increase, including a $9.9 million increase in accrued interest on borrowings, a $3.6 million increase in accrued voyage expenses and an increase of $0.7 million in all other accruals (mainly involving accrual of audit and other consultancy fees, payroll accruals, etc.). During the corresponding period of 2006, accrued expenses decreased by $4.7 million to $6.6 million at March 31, 2006 as compared to $11.3 million on December 31, 2005 due to a $1.7 million decrease in the accrual of audit and other consultancy fees as a result of Navios transitioning from private company status to a public company in 2005, decrease in the accrual for financing fees by $2.0 million and an overall decrease in all other categories by $1.0 million.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $2.5 million and deferred hire increased by $9.4 million as a result of an increase in the number of voyages extending over the period end. During the corresponding period of 2006, deferred freight increased by $0.6 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash used in investing activities was $163.9 million for the three month period ended March 31, 2007, or an increase of $89.3 million from $74.6 million for the same period in 2006.

In February 2007, Navios paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar N.V., a Belgian maritime transportation company.

In February 2007, Navios paid $18.4 million for the acquisition of a new vessel, Navios Hyperion.

Purchase of property and equipment for the three month period ending March 31, 2007 amounted to $0.1 million for the three month period ended March 31, 2007.

Cash used in investing activities was $74.6 million for the three month period ended March 31, 2006. This was a result of the acquisition of three new vessels and two vessels with purchase options for $73.7 million, as well as the purchase of property plant and equipment for an amount of $0.9 million.

Cash provided by financing activities for the three month period ended March 31, 2007 as compared to the three month period ended March 31, 2006:

Cash provided by financing activities was $84.4 million for the three month period ended March 31, 2007, while for the same period of 2006 was $59.9 million.

Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the proceeds from a new secured loan facility which is composed of a $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility (the proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($270.0 million), and to partially finance the acquisition of Kleimar) and (c) $1.5 million of installments received in connection with the capital lease receivable. This was offset by a $0.3 million installment paid in connection with Kleimar’s outstanding indebtedness and $5.5 million of dividends paid in March 2007, in connection with the fourth quarter of 2006.

Cash provided by financing activities was approximately $60.0 million for the three month period ended March 31, 2006. This was the result of $78.0 million proceeds derived from the restructured credit agreement signed on December 21, 2005, which were utilized to partially finance the acquisition of new vessels. This was offset by $18.0 million of cash used in financing activities which consisted of $15.0 million of installments paid in connection with the credit facility and $3.0 million of dividends paid on March 13, 2006.

The following table presents cash flow information for the year ended December 31, 2006 (successor) and 2004 (predecessor) and combined cash flow information for the year ended December 31, 2005. The 2005 information was derived from the audited consolidated statements of cash flow of Navios as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statements of cash flow of Navios as successor for the period August 26, 2005 to December 31, 2005. This combined cash flow information is being presented solely to assist comparisons across the financial periods.

	Successor	Successor	Predecessor	Combined	Predecessor
	Year Ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005 (unaudited)	Year Ended December 31, 2004
	(Thousands of U.S. Dollars)
Net cash provided by operating activities	$56,432	$24,371	$71,945	$96,316	$137,218
Net cash used in investing activities	(111,463)	(119,447)	(4,264)	(123,711)	(4,967)
Net cash provided by (used in) financing activities	116,952	68,880	(50,506)	18,374	(111,943)
Increase (decrease) in cash and cash equivalents	61,921	(26,196)	17,175	(9,021)	20,308
Cash and cash equivalents, beginning of the period	37,737	63,933	46,758	46,758	26,450
Cash and cash equivalents, end of period	$99,658	$37,737	$63,933	$37,737	$46,758

Cash provided by operating activities for the year ended December 31, 2006 and the combined year ended December 31, 2005

Net cash provided by operating activities decreased by $39.9 million to $56.4 million for the year ended December 31, 2006 as compared to $96.3 million for the year ended December 31, 2005. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

The net fair value of open FFA trades as included in the balance sheet at December 31, 2006, was higher than in the same period of 2005 and amounted to $9.0 million and $6.2 million, respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized (gains) losses from FFAs for the years ended December 31, 2006 and 2005 amounted to $(12.5) million and $40.9 million, respectively, and reflected the change in net fair value on open FFA contracts between the years. The $12.5 million gain at December 31, 2006, represents $22.3 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results which offsets the $9.8 million loss on FFAs qualifying for hedge accounting which has been reflected in ‘‘Other Comprehensive Income (Loss)’’ under stockholders’ equity.

Restricted cash increased by $12.1 million from $4.1 million at December 31, 2005 to $16.2 million at December 31, 2006. The primary reasons for this increase were the additional deposits made to NOS ASA and LCH with respect to FFAs trading of $8.1 million and $5.4 million, respectively, offset by the decrease in the retention account held with HSH Nordbank AG in connection with the restructured credit facility by $0.8 million.

Accounts receivable, net increased by $14.5 million from $13.7 million at December 31, 2005 to $28.2 million at December 31, 2006. The primary reason for this increase was a change in the amount receivable from FFA trading partners which increased by $13.0 million from $10.5 million at December 31, 2005 to $23.5 million at December 31, 2006.

Prepaid expenses and other current assets increased by $0.4 million from $6.4 million at December 31, 2005 to $6.8 million at December 31, 2006. The main reason for the increase in prepaid expenses was the increase in inventories and supplies onboard the vessels of $1.9 million and the increase in other prepaid balances of $0.6 million which were mitigated by the decrease in prepaid voyage expenses of $1.5 million.

Accounts payable increased by $23.5 million from $13.9 million at December 31, 2005 to $37.4 million at December 31, 2006. The primary reason for the increase was the change in the amount due to FFA trading partners, which increased by $20.9 million during the year ended December 31, 2006.

Accrued expenses decreased by $0.6 million to $10.7 million at December 31, 2006 from $11.3 million at December 31, 2005. The primary reasons for this decrease were: (a) the accrual of audit and other consultancy fees as a result of Navios transitioning from a private company to a public company in 2005 decreased by $2.9 million as of December 31, 2006, (b) the restructuring of the debt as of December 21, 2005 resulted in accrued financing fees of $2.6 million at December 31, 2005 which decreased by $2.1 million to $0.5 million at December 31, 2006 and (c) the decrease in all other categories by $0.3 million. This decrease was mitigated by (a) the increase of the accrual for voyage expenses by $2.3 million including a provision of $1.0 million for losses on voyage in progress, (b) the increase of the accrual for payroll and related costs by $0.3 million, (c) the increase of the accrual for loan interest cost by $0.5 million and (d) the establishment of the accrual for audit, consultancy and legal fees with respect to the issuance of the senior notes of $1.5 million that did not exist in 2005.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $1.3 million due to the fact that there was one voyage at December 31, 2005 amounting to $1.5 million compared to one voyage at December 31, 2006 amounting to $0.2 million.

Cash used in investing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash used in investing activities was $111.5 million for the year ended December 31, 2006, as compared to $123.7 million for the combined year ended December 31, 2005.

In 2006, Navios paid $108.1 million for the acquisition of one vessel and five purchase option vessels. In 2005, Navios paid $110.8 million for the acquisition of three vessels and two purchase option vessels.

In 2006, Navios made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007. In 2005, Navios made an $8.3 million deposit for the acquisition of four purchase option vessels, all of which were delivered in 2006.

Purchase of property and equipment of $1.3 million for the year ended December 31, 2006 and $4.6 million for the same period in 2005 represents, principally, the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction for the new horizontal silo with ancillary equipment during 2005.

Cash provided by financing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash provided by financing activities was $117.0 million for the year ended December 31, 2006, as compared to $18.4 million for the combined year ended December 31, 2005.

Cash provided by financing activities in 2006 was the result of $116.9 million proceeds from the restructured senior secured credit facility signed on December 21, 2005, which were partially utilized to finance the acquisition of one vessel and five purchase option vessels, the $65.4 million of proceeds from the exercise of warrants for common stock and the net proceeds from the senior notes of $291.5 million, a portion of which ($290.0 million) was used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis the remaining tranches of the existing senior secured credit facility. This was offset by $50.5 million of installments paid in connection with the senior secured credit facility and $15.4 million of dividends paid.

Cash provided by financing activities in 2005 was $18.4 million for the combined year 2005. Cash provided includes $102.1 million relating to the proceeds from the senior secured credit facility, which was fully utilized to partially finance the acquisition of new vessels, and $102.3 million relating to cash received from the downstream merger. This was offset by $177.4 million of payments comprising installments paid in connection with the senior secured credit facility and repayment of debt and by $8.6 million related to the repayment of a non-interest bearing loan from a principal stockholder of Navios.

Cash provided by operating activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Net cash provided by operating activities decreased by $40.9 million to $96.3 million for the combined year ended December 31, 2005 as compared to $137.2 million for the year ended December 31, 2004. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

FFAs settle on the last working day of each month. Although all outstanding FFAs were marked to market on August 25, 2005, there was no settlement on that date and, therefore, no transfer to accounts receivable or accounts payable. The volume of FFA derivative trades were curtailed during 2005 based on a strategic management decision to minimize the open positions to curtail the level of volatility prior to the culmination of the acquisition of Navios by International Shipping Enterprises. The fair value of open trades at December 31, 2005 was substantially lower than at December 31, 2004. A large component of the $47.1 million marked to market value recorded at December 31, 2004 settled monthly during the year ended December 31, 2005. This resulted in the reversals of the $47.1 million of unrealized gains as of December 31, 2004 being greater than the December 31, 2005 marked to market net asset being recorded of $6.2 million.

Accounts receivable before netting the effect of the provision for doubtful receivables of $0.4 million and $2.3 million as of December 31, 2005 and 2004, respectively, decreased by $3.4 million from $17.5 million at December 31, 2004 to $14.1 million for the combined 12 months ended December 31, 2005. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $2.2 million from $12.7 million at the end of December 31, 2004 to $10.5 million at the end of December 31, 2005. The corresponding asset resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005 is included in the short-term derivative asset on the balance sheet. Although the number of vessels chartered-out has remained constant between the two comparative year ends, the charter-out market rates dropped during 2005 impacting the value of the outstanding receivables at period ends.

Prepaid expenses and other current assets decreased by $6.8 million from $13.2 million at December 31, 2004 to $6.4 million. The prepaid expenses consist predominantly of freight, chartered-in hire paid in advance and prepaid bunkers fuel on charter-in vessels which decreased by $3.9 million. Prepaid freight increased by $1.2 million resulting from one voyage which extended over the December 31, 2005 year end. The prepaid hire on chartered-in vessels decreased by $4.9 million as there were 15 charter-in vessels at December 31, 2005, which was seven less than the 22 vessels chartered-in at December 31, 2004. Additionally, the average gross hire cost per vessels of $22,232 at December 31, 2004 decreased to $14,678 by the end of December 31, 2005.

Accounts payable decreased by $1.0 million from $14.9 million to $13.9 million at December 31, 2005. The primary reason for the decrease was a change in the amount due to FFA trading partners, which decreased by $2.4 million, as a result of the decreased number of trades at December 31, 2005 as compared to December 31, 2004. The corresponding liability resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005, is included in the short-term derivative liability on the balance sheet. With the acquisition of Navios by ISE on August 25, 2005 and the down stream merger which took place on the same day, ISE contributed an accounts payable balance of $10.5 million (mainly acquisition costs). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE payables were settled.

Accrued expenses increased by $4.2 million to $11.3 million at December 31, 2005 as compared to $7.1 million on December 31, 2004. There are various reasons for this increase, including a $1.1 million increase in the accrual of audit fees as a result of Navios transitioning from private company status to a public company. The refinancing of the debt at the end of December 2005 resulted in financing fees being accrued in the amount of $2.6 million. The accruals for other professional services also increased by $1.1 million also related to the transition from a private company to a public company, a balance of $0.8 million in the restructuring accrual and an increase of $0.7 million the accrued voyage expenses. These increases were partially offset by the decrease in the accrual for loss making voyages in progress from $1.3 million on three vessels on December 31, 2004 to $0.0 million on December 31, 2005. Estimated losses on voyages are provided for in full at the time such losses become evident. The accrual was further reduced by a reduction in payroll accruals of $1.0 million. With the acquisition of Navios by ISE on August 25, 2005, and the down stream merger which took place on the same day, ISE contributed an accrued expense balance of $2.3 million (mainly accrual of taxes and professional fees). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE accrued expenses were settled.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $3.7 million as a result of a reduction in the number of voyages extending over the year ends. There were three voyages at December 31, 2004 amounting to $5.3 million compared to one voyage at the end of December 31, 2005 amounting to $1.6 million. The deferred hire on chartered-out vessels decreased by $0.4 million; however, there were 25 charter-out vessels at December 31, 2005, which was one more than the 24 charter-out vessels at December 31, 2004. Additionally, the average gross hire revenue per vessel of $225,000 at December 31, 2004 decreased to $199,000 by the end of December 31, 2005.

Payments on interest rate swaps, as reflected in the derivative accounts, totaled $1.4 million for the 12 month period ended December 31, 2005 as compared to $2.3 million during the year ended December 31, 2004. Two factors caused this change. First, interest rates on average were lower during 2004 and the liability exposure was consequently greater in terms of the swap arrangements and second, the notional balance applied by the banks to calculate interest decreased over time and was lower in 2005 because of notional principal payments applied to the outstanding balance.

Although the market rates were favorable in term of the Navios portfolio at December 31, 2004, new trades being negotiated through NOS required additional margin deposits. At December 31, 2004, Navios had received $0.3 million of cash for a corresponding portfolio gain of $5.0 million, of which $1.9 million was an unrealized gain. At December 31, 2005, the market rates had started to decline and although Navios did fewer trades through NOS during 2005, Navios was still required to increase the amount of funds on call to $2.0 million while the portfolio was showing a loss of $0.5 million, of which $0.3 million was an unrealized gain. This resulted in a $1.6 million movement in the unrealized component of the portfolio, from a $1.9 million gain to a $0.3 million gain.

Navios started trading FFA’s through the NOS exchange in April of 2004, so the volume of trades for the 12 months of 2004 compared to 2005 was lower. NOS, as an exchange, have the right to call on its participants to post call margins depending on the marked to market status of the portfolio.

Cash used in investing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash used in investing activities was approximately $123.7 million for the combined year ended December 31, 2005, or an increase of approximately $118.7 million from $5 million for the year ended December 31, 2004.

In 2005, Navios made an $8.3 million deposit in connection with the acquisition of four purchase option vessels, three of which have already been delivered and the fourth was delivered in April 2006. No such deposits were made in 2004.

In 2005, Navios paid $110.8 million for the acquisition of three new vessels and two purchase option vessels. No vessels were acquired in 2004.

Purchase of property and equipment of $4.6 million for the combined year ended December 31, 2005 and $5.1 million for the year ended December 31, 2004 principally represent the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction of the new horizontal silo with ancillary equipment during 2005 and four new vertical silos with ancillary equipment during 2004, respectively.

Cash provided by (used in) financing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash provided from financing activities was $18.4 million for the combined year ended December 31, 2005.

On August 18, 2005, Navios closed out its then existing credit agreements and repaid the $49.8 million outstanding as of that date ($50.5 million balance as of December 31, 2004). This prepayment of the loan was made using available funds and no penalties were imposed due to early repayment. During the period from August 26 to December 31, 2005, Navios made the scheduled principal payments of $79.4 million and $47.5 million in connection with the credit agreements signed on July 12, 2005 and December 21, 2005. In addition, Navios also repaid $8.6 million to an initial stockholder of ISE who became an officer and principal stockholder of Navios and who advanced a total of $8.6 million to ISE in the form of a non-interest bearing loan.

The $102.3 million cash received from the downstream merger is the cash of ISE as at August 25, 2005, at the time of the merger with and into Navios and was derived from the proceeds of the credit agreement signed on July 12, 2005 of $514.4 million less the financing of the purchase price of Navios by $412.0 million.

The proceeds of $105.9 million derived from the credit agreement signed on December 21, 2005, and were utilized to partially finance the acquisition of new vessels.

Cash used in financing activities was $111.9 million for the year ended December 31, 2004.

During December 2005, Navios refinanced the credit facility obtained on July 12, 2005 (Note 11) which was not accounted for in the same manner as a debt extinguishment. Therefore, fees paid to the bank, in the amount of $3.8 million associated with the new loan, are capitalized as deferred financing costs.

In 2004, Navios refinanced all of its credit facilities with two revolving debt facilities and one term loan. The $139.2 million payments were offset by $91.5 million in proceeds from the new term loans and $41.0 million was paid down on scheduled principal payments.

During 2004, Navios redeemed all of its mandatorily redeemable preferred stock for $15.2 million. There was no outstanding preferred stock as of December 31, 2004. Furthermore, in 2004, Navios redeemed $9.0 million of common stock and distributed $40.0 million in dividends to its shareholders.

EBITDA reconciliation

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its debt instruments to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US generally accepted accounting principles, or GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA increased by $10.0 million to $34.6 million for the three month period ended March 31, 2007 as compared to $24.6 million for the same period of 2006. The increase is mainly attributable to (a) a gain in FFAs trading of $2.9 million in the first quarter of 2007 versus a gain of $1.7 million in the same period in 2006, resulting in a favorable FFA variance of $1.2 million, (b) the increase in revenues by $52.6 million from $49.2 million in the first quarter of 2006 to $101.8 million in the same period of 2007. The above increase was mitigated mainly by (a) the increase in time charter and voyage expenses by $39.6 million from $20.8 million in the first quarter of 2006 to $60.4 million in the same period of 2007, (b) the increase in the direct vessels expenses by $2.5 million due to the expansion of the owned fleet from fifteen vessels in the first quarter of 2006 to 18 vessels in the same period of 2007, (c) the increase in general and administrative expenses by $0.7 million and (d) the net decrease in all other categories (other income/expenses, income from investments in finance leases, income from affiliate companies, etc.) by $1.0 million.

EBITDA reconciliation to cash from operations for three months ended March 31, 2007 and 2006

	Three Month Period ended March 31,
	2007 (unaudited)	2006 (unaudited)
	(Thousands of U.S. Dollars)
Net cash provided by operating activities	$51,006	$8,697
Net increase (decrease) in operating assets	15,184	(4,932)
Net (increase) decrease in operating liabilities	(41,594)	9,112
Net interest cost	11,948	8,738
Deferred finance charges	(447)	(653)
Provision for losses on accounts receivable	550	—
Unrealized gain (loss) on FFA derivatives, FECs and interest rate swaps	(2,601)	2,804
Earnings in affiliates and joint ventures, net of dividends received	452	(301)
Payments for drydock and special survey	74	1,132
EBITDA	$34,572	$24,597

EBITDA increased by $21.0 million to $103.2 million for the year ended December 31, 2006 as compared to $82.2 million for the same period of 2005. This $21.0 million increase in EBITDA was primarily due to (a) a $19.7 million increase in gains from FFAs and (b) a $46.6 million reduction in time charter and voyage and port terminal expenses as discussed in the section ‘‘Period over Period Comparisons.’’ The above overall favorable variance of $66.3 million was mitigated by the decrease in revenues by approximately $29.0 million for the reasons explained in the section ‘‘Period over Period Comparisons’’ and the approximately $11.1 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned fleet and the provision for a doubtful receivable of $5.4 million.

EBITDA decreased by $53.8 million to $82.2 million for the year ended December 31, 2005 as compared to $136.0 million for the year ended December 31, 2004. The major contributor to this unfavorable variance in EBITDA was the substantial gains in FFA trading in the year ended December 31, 2004 of $57.7 million as compared to a gain of $0.1 million for the year ended December 31, 2005. Excluding results from FFA trading, EBITDA from operations was $3.8 million higher in the year ended December 31, 2005 than in the year ended December 31, 2004. The $3.8 million increase in non-FFA EBITDA reflects the reduction in revenues by $44.2 million, which was mitigated by the $48.7 million decrease in time charter, voyage and port terminal expenses as discussed above.

EBITDA reconciliation to cash from operations for years ended December 31, 2006, 2005 and 2004

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flow, to EBITDA:

	Successor	Successor	Predecessor	Predecessor
	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year Ended December 31, 2004
	(Thousands of U.S. Dollars)
Net Cash provided by operating activities	$56,432	$24,371	$71,945	$137,218
Net increase (decrease) in operating assets	33,065	5,864	(14,525)	(7,195)
Net Decrease (increase) in operating liabilities	(31,086)	1,720	21,407	3,104
Payments for drydock and special survey costs	2,480	1,710	—	—
Net interest cost	43,597	9,476	327	1,888
Deferred finance charges	(8,004)	—	(425)	—
Provision for losses on accounts receivable	(6,024)	(411)	880	573
Gain (loss) on sale of property, plant and investments	—	—	—	61
Unrealized gain (loss) on derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	12,625	(16,478)	(23,728)	254
Undistributed earnings in affiliates	92	285	(185)	64
Minority interest	—	—	—	—
EBITDA	$103,177	$26,537	$55,696	$135,967

Long-Term Debt Obligations and Credit Arrangements

On August 18, 2005, prior to the closing of the acquisition of Navios by ISE, all amounts outstanding under the predecessor Navios loan facility, in the approximate amount of $49.8 million, were paid in full using available predecessor Navios funds. No prepayment penalties were imposed as a result of the prepayment and termination of this credit facility.

The senior secured credit facility with HSH Nordbank AG dated July 12, 2005, was established by ISE to provide a portion of the funds necessary to acquire Navios, and was assumed by Navios in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios and the balance for general working capital requirements. On December 21, 2005, Navios entered into a senior credit facility with HSH Nordbank AG for $649.0 million which restructured the balance of the above facility of $435.0 million as of that date and also provided additional funds of $214.0 million to finance the acquisition of six vessels through the exercise of purchase options and the acquisition of four Panamax vessels from Maritime Enterprise Management S.A.

In December 2006, Navios repaid $290.0 million of the above facility from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.

In December 2006, Navios issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million, and the remaining proceeds were applied pro-rata among the remaining tranches under the then outstanding credit facility. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Navios’ subsidiaries, other than the

Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, Navios may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at a fixed price of 104.8%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require Navios to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, Navios has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of the senior notes, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock, making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios’ properties and assets and creation or designation of restricted subsidiaries.

The principal payments to be made by Navios under all of its credit facilities outstanding balance as of March 31, 2007 for the next five years and thereafter are based on the repayment schedule of the facilities discussed in the previous paragraphs and the outstanding amount under the senior notes are as follows:

March 31, 2007
Year	Millions of U.S. Dollars
2007	$10.7
2008	14.2
2009	14.2
2010	29.3
2011	23.4
2012 and thereafter	540.8
Total	$632.6

The principal payments of the credit facility outstanding balance as of December 31, 2006 for the next five years and thereafter are based on the repayment schedule of the facility discussed in the previous paragraph and the outstanding amount under the senior notes are as follows:

December 31, 2007
Year	Millions of U.S. Dollars
2007	$8.3
2008	11.0
2009	11.0
2010	11.0
2011	11.0
2012 and thereafter	517.8
$570.1

Working Capital Position

As of December 31, 2006 and March 31, 2007, Navios’ current assets totaled $195.9 million and $240.6 million, respectively, while current liabilities totaled $109.0 million and $222.1 million, respectively, resulting in a positive working capital position of $86.9 million and $18.5 million, respectively. Navios’ internal cash forecast indicates that it will generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2007.

While internal forecasts indicate that existing cash balances and operating cash flow will be sufficient to service the existing indebtedness, Navios continues to review its cash flow and financing options with a view toward increasing working capital.

Concentration of Credit Risk

Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the three months ended March 31, 2007, one customer from the vessels operations segment accounted for approximately 15.7% of Navios revenue, while for the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios’ revenue, respectively.

Effects of Inflation

Navios does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead.

Off-Balance Sheet Arrangements

Charter hire payments to third parties for charter-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios’ non-cancelable operating leases are disclosed in Navios’ March 31, 2007 unaudited Interim Consolidated Financial Statements. As of both March 31, 2007 and December 31, 2006, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $2.6 million and $3.7 million at March 31, 2007 and December 31, 2006, respectively, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was March 20, 2007.

Contractual Obligations as at March 31, 2007:

	March 31, 2007
	Payment due by period (Millions of U.S. Dollars)
	Total	1-3 years	3-5 years	More than 5 years
Long-term debt (includes current portion) (1)	$632.6	$39.1	$63.7	$529.8
Operating Lease Obligations (Time Charters) (2)	666.0	226.9	144.7	294.4
Rent Obligations (3)	7.2	2.6	1.4	3.2

(1)	The amount identified represents principal due as of March 31, 2007 and does not include interest costs associated with it, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.20% per annum.
(2)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of March 31, 2007.
(3)	Reflects leases, net of subleases.

DESCRIPTION OF THE NEW NOTES

You can find the definitions of certain terms used in this description under the subheading ‘‘—Certain Definitions.’’ In this description, the term ‘‘Company’’ refers only to Navios Maritime Holdings Inc. and not to any of its subsidiaries or affiliates.

The Company issued the old notes and are issuing the new notes under an indenture dated December 18, 2006, among the Company, the Guarantors and Wells Fargo Bank, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

The old notes issued on December 18, 2006 are a single series of notes under the indenture. The old notes and the new notes, which together are referred to in this prospectus as the ‘‘notes,’’ constitute a single series of notes under the indenture. If the exchange offer described under ‘‘The Exchange Offer’’ is consummated, holders of old notes who do not exchange their old notes for new notes will vote together as a single series of notes with holders of the new notes of the series for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders under the notes (including acceleration following an event of default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any old notes which remain outstanding after the exchange offer will be aggregated with the new notes of the relevant series and the holders of the old notes and new notes will vote together as a single series for all purposes. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes will be deemed to mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes and the new notes then outstanding.

The following description is a summary of the material provisions of the indenture. It does not restate that agreement in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of these notes. A copy of the indenture and the registration rights agreement are available as set forth below under ‘‘—Additional Information.’’

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The notes are:

•	general unsecured obligations of the Company;

•	effectively subordinated to secured obligations of the Company to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of the Company that are not, by their terms, expressly subordinated in right of payment to the notes; and

•	senior in right of payment to all existing and future obligations of the Company that are, by their terms, expressly subordinated in right of payment to the notes.

The notes are guaranteed by all existing Restricted Subsidiaries of the Company and will be guaranteed by future Wholly Owned Restricted Subsidiaries of the Company (other than by any Securitization Subsidiary) as described below under ‘‘—Certain Covenants—Subsidiary Guarantees.’’

Each Guarantee is:

•	a general unsecured obligation of the applicable Guarantor;

•	effectively subordinated to secured obligations of such Guarantor to the extent of the value of the assets securing such obligations;

•	equal in right of payment to all existing and future unsecured obligations of such Guarantor that are not, by their terms, expressly subordinated in right of payment to such Guarantee; and

•	senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, expressly subordinated in right of payment to such Guarantee.

Secured creditors of the Company or the Guarantors will have a claim on the assets that secure the obligations of the Company or the Guarantors to such creditors prior to claims of holders of the notes and Guarantees against those assets. The Company and the Guarantors are permitted to incur additional Indebtedness, including secured Indebtedness, subject to the limitations described below under ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ and ‘‘—Certain Covenants—Liens.’’

As of the date of the indenture, all of the Company’s Subsidiaries became ‘‘Restricted Subsidiaries,’’ with the exception of Corporación Navios Sociedad Anónima, which is an ‘‘Unrestricted Subsidiary.’’ This Unrestricted Subsidiary accounted for approximately $8.6 million, or 4.2%, of the Company and its Subsidiaries consolidated total revenue for the year ended December 31, 2006, and $1.4 million, or 1.4%, of the Company and its Subsidiaries total revenue for the quarter ended March 31, 2007. As of March 31, 2007, this Unrestricted Subsidiary accounted for approximately $73.0 million, or 5.3%, of the Company and its Subsidiaries total assets, and $53.0 million, or 5.2%, of total liabilities. Under the circumstances described below under ‘‘—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,’’ the Company is permitted to designate additional Subsidiaries as ‘‘Unrestricted Subsidiaries.’’ Unrestricted Subsidiaries are not Guarantors and are not subject to the restrictive covenants in the indenture, but transactions between the Company and/or any of its Restricted Subsidiaries, on the one hand, and any of the Unrestricted Subsidiaries, on the other hand, are subject to certain restrictive covenants.

The Company’s Unrestricted Subsidiaries and any Securitization Subsidiary will not guarantee the notes. The notes are structurally subordinated to the Indebtedness and other obligations (including trade payables) of the Company’s Unrestricted Subsidiaries and non-Guarantor Restricted Subsidiaries. The guarantees of the notes may be released under certain circumstances. See ‘‘—Certain Covenants—Subsidiary Guarantees.’’

Principal, Maturity and Interest

The Company issued $300.0 million in aggregate principal amount of notes. The indenture provides that the Company may issue additional notes from time to time after the offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.’’ The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue the notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The notes will mature on December 15, 2014.

Interest on the notes accrues at the rate of 9.5% per annum and will be payable semi-annually in arrears on each June 15 and December 15, commencing on June 15, 2007. Interest on overdue principal and interest and Additional Interest, if any, will accrue at the then applicable interest rate on the notes. The Company will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional Amounts

All payments made by the Company under or with respect to the notes or by a Guarantor under or with respect to its Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which the Company is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each a ‘‘Relevant Taxing Jurisdiction’’), unless the Company or such Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction, from any payment made under or with respect to the notes or the Guarantee of such Guarantor, the Company will pay such additional amounts (‘‘Additional Amounts’’) as may be necessary so that the net amount received by each holder of notes (including Additional Amounts) after such withholding or deduction will equal the amount the holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to any Tax that would not have been imposed, payable or due:

(1)	but for the existence of any present or former connection between the holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the notes or enforcement of rights thereunder or the receipt of payments in respect thereof;

(2)	but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Company has delivered a request to the holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

(3)	if the presentation of notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;

(4)	subject to the last paragraph of this section, with respect to any estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or

(5)	as a result of a combination of the foregoing.

In addition, Additional Amounts will not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes had been the holder of the notes and such beneficial owner would not be entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional Amounts will not be payable with respect to any Tax which is payable otherwise than by withholding from payments of, or in respect of principal of, or any interest on, the notes.

Whenever in the indenture or in this ‘‘Description of the New Notes’’ there is mentioned, in any context, the payment of amounts based upon the principal amount of the notes or of principal, interest or of any other amount payable under or with respect to any of the notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Upon request, the Company will provide the trustee with documentation satisfactory to the trustee evidencing the payment of Additional Amounts.

The Company and the Guarantors will pay any present or future stamp, court or documentary taxes, or any other excise or property taxes, charges or similar levies which arise in any jurisdiction from the execution, delivery or registration of the notes or any other document or instrument referred to therein, or the receipt of any payments with respect to the notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction in which the Company or any Guarantor or any successor Person is organized or is otherwise resident for tax purposes, the United States of America or any jurisdiction in which a paying agent is located, but not excluding those resulting from, or required to be paid in connection with, the enforcement of the notes or any other such document or instrument following the occurrence of any Event of Default with respect to the notes.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that holder’s notes in accordance with those instructions so long as such holder holds at least $100,000 aggregate principal amount of notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the United States unless the Company elects to make interest payments by check mailed to the holders of notes at their respective addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar other than in connection with the discharge or defeasance provisions of the indenture.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Guarantees

The Guarantors jointly and severally, fully and unconditionally, guarantee the Company’s Obligations under the notes. The Obligations of each Guarantor under its Guarantee is limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance under applicable law.

Optional Redemption

On or after December 15, 2010, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2010	104.750%
2011	102.375%
2012 and thereafter	100.000%

Prior to December 15, 2010, the Company may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:

(a)	100% of the principal amount of the notes to be redeemed, plus

(b)	the Applicable Premium,

plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on the relevant interest payment date (a ‘‘Make-Whole Redemption’’).

The Company may acquire notes by means other than a redemption, whether pursuant to a tender offer, open market purchase, negotiated transaction or otherwise, so long as such acquisition does not otherwise violate the terms of the indenture.

Redemption with Proceeds of Equity Offerings

At any time prior to December 15, 2009, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.5% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by the Company and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	such redemption occurs not more than 180 days after the date of the closing of the relevant Equity Offering.

Redemption for Changes in Withholding Taxes

In addition, the Company may, at its option, redeem all (but not less than all) of the notes then outstanding at 100% of the principal amount of the notes, plus accrued and unpaid interest and Additional Interest, if any, to the date of redemption, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to such notes, any Additional Amounts as a result of change in law (including any regulations promulgated thereunder) or in the interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date. Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such change.

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate;

provided that if a partial redemption is made pursuant to the provisions described under ‘‘—Redemption with Proceeds of Equity Offerings,’’ selection of the notes or portions thereof for redemption shall be made by the trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company), unless that method is otherwise prohibited.

No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of optional redemption may not be conditional on our part.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest and Additional Interest, if any, cease to accrue on notes or portions of them called for redemption, unless the Company defaults in the payment of the redemption price.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s notes pursuant to the offer described below (the ‘‘Change of Control Offer’’) on the terms set forth in the indenture. In the Change of Control Offer, the Company will offer a payment in cash (‘‘Change of Control Payment’’) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the notes repurchased, to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control or, at the Company’s option, prior to such Change of Control but after it is publicly announced, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the change of control payment date specified in the notice (the ‘‘Change of Control Payment Date’’), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law, pursuant to the procedures required by the indenture and described in such notice. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control.

The Company will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

The Company will inform the holders of the notes of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not the covenant described below under the caption ‘‘—Certain Covenants—Merger, Consolidation or Sale of Assets’’ is applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given in respect of all of the notes then outstanding pursuant to the indenture as described above under the caption ‘‘—Optional Redemption,’’ unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of ‘‘all or substantially all’’ of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ‘‘substantially all,’’ there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition (but not the pledge or other encumbrance) of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any Indebtedness or other liabilities, as shown on the Company’s most recent consolidated balance sheet or the notes thereto, of the Company or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;

(b)	any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

(c)	the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Company or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels and Related Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Company or (iii) a combination of (i) and (ii); and

(d)	any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this paragraph (2) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.0% of Total Tangible Assets of the Company at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or any of its Restricted Subsidiaries shall apply such Net Proceeds to:

(1)	repay or prepay any and all obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Company;

(3)	make a capital expenditure;

(4)	acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);

(5)	make an Asset Sale Offer (and purchase or redeem other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets) in accordance with the provisions described below and in the indenture; and/or

(6)	any combination of the transactions permitted by the foregoing clauses (1) through (5).

A (A) binding contract to apply Net Proceeds in accordance with clauses (2) through (4) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds for a period not to exceed 180 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 180 day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 180th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the ‘‘Reinvestment Termination Date’’). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Company (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (1) through (6) above on or before the Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.

Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute ‘‘Excess Proceeds.’’ When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company will make an offer to purchase (an ‘‘Asset Sale Offer’’) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds. The offer price for the notes in any Asset Sale Offer will be equal to 100% of principal amount of the notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase, and will be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, those Excess Proceeds may be used for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness described above tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and the Company or the agent for such other pari passu Indebtedness will select such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

The Company will comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

The Credit Agreement contains prohibitions on the ability of the Company and its Subsidiaries to voluntarily repurchase, redeem or prepay certain of their Indebtedness, including the notes, and limitations on the ability of the Company and its Subsidiaries to engage in Asset Sales, and will provide that any Change of Control under the indenture governing the notes constitutes an event of default under the Credit Agreement. Additionally, future agreements may contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require the Company to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on the Company and its Subsidiaries. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its other lenders to the purchase of notes or could attempt to refinance, repay or replace the borrowings that contain such prohibition and enter into new credit facilities without such prohibition. If the Company does not obtain a consent or refinance, repay or replace those borrowings, the Company will remain prohibited from purchasing notes. In that case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture which, in turn, may constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of notes upon a repurchase may be limited by the Company’s then existing financial resources. See ‘‘Risk Factors — Risks Relating to the Notes — We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing the notes.’’

Certain Covenants

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘‘incur’’) any Indebtedness (including Acquired Debt), and the Company will not issue any shares of Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, ‘‘Permitted Debt’’):

(1)	the incurrence by the Company or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $475.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

(2)	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence of the notes on the Issue Date, the Guarantees and the exchange notes to be issued pursuant to the registration rights agreement;

(4)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries, and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $20.0 million and (B) 3.0% of Total Tangible Assets;

(5)	Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a ‘‘Total Loss’’) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

(6)	Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may reasonably expected to be recoverable from insurance on such Vessels;

(7)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clause (2), (3), (5), (6), (7) or (14) of this paragraph;

(8)	the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

(9)	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b)	any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;

will be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);

(10)	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

(11)	the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is contractually subordinated to the notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

(12)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

(13)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14)	Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

(15)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

(16)	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

(17)	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

(18)	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.

For purposes of determining compliance with this ‘‘Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ covenant, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) above, but thereafter may be reclassified in any manner that complies with this covenant.

The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)	the Fair Market Value of such assets at the date of determination; and

(B)	the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.

For purposes of determining compliance with this covenant, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this covenant, the amount outstanding under any U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)	pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the

Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the Company;

(iii)	make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

(iv)	make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as ‘‘Restricted Payments’’), unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10) and (14) of the next succeeding paragraph), is not greater than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the date of the indenture as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of the indenture or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets to the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus

(e)	any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

(4)	the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed

(A)	the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the date of the indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement will not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph), plus

(B)	the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of the indenture;

provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;

(6)	cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

(7)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

(8)	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

(9)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’;

(10)	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’;

(11)	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under the covenant entitled ‘‘—Repurchases at the Option of Holders— Change of Control’’ or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds set forth under the covenant entitled ‘‘—Repurchases at the Option of Holders—Asset Sale’’ to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

(12)	payments pursuant to clause (6) of the covenant described under ‘‘—Transactions with Affiliates’’;

(13)	so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and

(14)	other Restricted Payments in an aggregate amount not to exceed $20.0 million since the date of the indenture.

The amount of all Restricted Payments (other than cash and Cash Equivalents) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this covenant or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of ‘‘Permitted Investments,’’ the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this covenant or of the definition of ‘‘Permitted Investment.’’

Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:

(1)	in the case of any Lien securing an obligation that ranks pari passu with the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2)	in the case of any Lien securing an obligation that is subordinated in right of payment to the notes or a Guarantee, effective provision is made to secure the notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the ‘‘Primary Lien’’).

Notwithstanding the foregoing, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16), (24) or (25) of the definition of ‘‘Permitted Liens’’ (each such clause, a ‘‘Restricted Clause’’) on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.

Any Lien created for the benefit of the holders of the notes pursuant to the immediately preceding paragraph shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:

(1)	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

(2)	the indenture, the notes and the Guarantees;

(3)	applicable law, rule, regulation or order or governmental license, permit or concession;

(4)	any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;

(6)	purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;

(8)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens and agreements related thereto that were permitted to be incurred under the provisions of the indenture described above under the caption ‘‘—Liens’’ that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;

(11)	restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;

(12)	customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;

(13)	provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;

(14)	Indebtedness of a Restricted Subsidiary incurred subsequent to the date of the indenture pursuant to the provisions of the covenant described under ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the holders of the notes than the encumbrances and restrictions contained in the indenture or that may be contained in any Credit Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction will not adversely affect in any material respect the Company’s ability to make principal or interest payments on the notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and

(15)	Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Company (each, an ‘‘Affiliate Transaction’’), unless:

(1)	the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(2)	the Company delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of the Company set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions (i) involving aggregate consideration in excess of $25.0 million or (ii) as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(2)	transactions between or among the Company and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	any issuance of Qualified Equity Interests of the Company (other than Designated Preferred Stock) to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Company (other than Designated Preferred Stock), which rights have been approved by the Board of Directors of the Company;

(5)	Restricted Payments that do not violate the provisions of the indenture described above under the caption ‘‘—Restricted Payments’’ and Investments consisting of Permitted Investments;

(6)	the performance of obligations of the Company or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the Issue Date and disclosed in this offering memorandum or any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the holders of notes taken as a whole than the original agreement as in effect on the Issue Date; and

(7)	transactions effected as part of a Qualified Securitization Transaction.

Merger, Consolidation or Sale of Assets

(a)    The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws of an Eligible Jurisdiction, and (y) assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(2)	immediately after giving effect to such transaction, no Default or Event of Default exists; and

(3)	either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, will be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

(b)    The Company will not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving Person) unless:

(1)	subject to the Guarantee release provisions described below, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Guarantee of such Guarantor, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee; and

(2)	immediately after such transaction, no Default or Event of Default exists.

(c)    This ‘‘Merger, Consolidation or Sale of Assets’’ covenant will not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this ‘‘Merger, Consolidation or Sale of Assets’’ will prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of the Company may designate any Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption ‘‘—Restricted Payments’’ or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation.

Subsidiary Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates a Wholly Owned Restricted Subsidiary (or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary and such Restricted Subsidiary is a Wholly Owned Restricted Subsidiary) and such Wholly Owned Restricted Subsidiary shall at any time have total assets with a book value in excess of $1,000,000, then such Wholly Owned Restricted Subsidiary (unless such Subsidiary is a Securitization Subsidiary) must become a Guarantor and shall, within 15 business days of the date on which it was so acquired, created or redesignated or so capitalized:

(1)	execute and deliver to the trustee a supplemental indenture in form reasonably satisfactory to the trustee pursuant to which such Wholly Owned Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the notes and the indenture on the terms set forth in the indenture; and

(2)	deliver to the trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Wholly Owned Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Wholly Owned Restricted Subsidiary, subject to customary exceptions.

Thereafter, such Wholly Owned Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

The Guarantee of a Guarantor will automatically and unconditionally (without any further action on the part of any Person) be released:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the ‘‘Asset Sale’’ or ‘‘Transactions with Affiliates’’ provisions of the indenture;

(2)	in connection with any sale or other disposition of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if (x) such Guarantor would no longer constitute a ‘‘Subsidiary’’ under the Indenture and (y) the sale or other disposition does not violate the ‘‘Asset Sale’’ provisions of the indenture;

(3)	if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4)	upon liquidation or dissolution of such Guarantor;

(5)	in the case of a Guarantor that is not a Wholly-Owned Restricted Subsidiary that has voluntarily issued a Guarantee of the notes, upon notice to the trustee by the Company of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if (x) the Company would be permitted to make an Investment in such Restricted Subsidiary at the time of such release equal to the Fair Market Value of the Investment of the Company and its other Restricted Subsidiaries in such Guarantor as either a Permitted Investment or pursuant to the covenant described under ‘‘—Restricted Payments’’ and (y) all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under the indenture at the time its Guarantee is released; and

(6)	upon legal or covenant defeasance or satisfaction and discharge of the notes as provided below under the caption ‘‘—Legal Defeasance and Covenant Defeasance’’ or ‘‘—Satisfaction and Discharge.’’

See ‘‘—Repurchase at the Option of Holders—Asset Sales.’’

The form of the Guarantee is attached as an exhibit to the indenture.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as the notes are outstanding:

(1)	within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(2)	within 150 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and

(3)	at or prior to such times at would be required to be filed or furnished to the Commission if the Company was then a ‘‘foreign private issuer’’ subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Company would have been required pursuant thereto;

provided, however, that to the extent that the Company ceases to qualify as a ‘‘foreign private issuer’’ within the meaning of the Exchange Act, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company will furnish to the trustee and the holders, so long as any notes are outstanding, within 30 days of the respective dates on which the Company would be required to file such documents with the Commission if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act.

In addition, whether or not required by the rules and regulations of the Commission, the Company will electronically file or furnish, as the case may be, a copy of all such information and reports with the Commission for public availability within the time periods specified above (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to in the first paragraph of this covenant to the trustee and the holders of notes if the Company has filed such reports with the Commission via the EDGAR filing system and such reports are publicly available.

Events of Default and Remedies

Each of the following is an Event of Default:

(1)	default by the Company or any Guarantor for 30 consecutive days in the payment when due and payable of interest on, or Additional Interest, if any, with respect to, the notes;

(2)	default by the Company or any Guarantor in payment when due and payable of the principal of or premium, if any, on the notes;

(3)	failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under the caption ‘‘—Certain Covenants—Merger, Consolidation or Sale of Assets’’ after receipt by the Company or such Subsidiary, as applicable, of a written notice specifying the default (and demanding that such default be remedied and stating that such notice is a ‘‘Notice of Default’’) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes;

(4)	failure by Company or any of its Restricted Subsidiaries for 60 consecutive days after notice has been given to the Company by the trustee or to the Company and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding specifying the default and demanding compliance with any of the other covenants in the indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a ‘‘Payment Default’’); or

(b)	results in the acceleration of such Indebtedness prior to its stated final maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6)	failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(7)	except as permitted by the indenture including upon the permitted release of the Guarantee, any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency specified in clause (8) with respect to the Company, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee, by written notice to the Company, or the holders of at least 25% in principal amount of the then outstanding notes, by written notice to the trustee and the Company, may declare all the notes to be due and payable. Any notice from the trustee or noteholders shall specify the applicable Event(s) of Default and state that such notice is a ‘‘Notice of Acceleration.’’ Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding notes shall become due and payable without further action or notice.

Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Additional Interest.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1)	such holder has previously given the trustee written notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the outstanding notes have requested in writing the trustee to pursue the remedy;

(3)	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a written direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the notes then outstanding may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Additional Interest, if any, on, or the principal of, the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture. Within 30 days of becoming aware of any Default or Event of Default, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, future or present director, officer, employee, incorporator, member, manager, agent or shareholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or any Guarantors under the notes, the indenture, the Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes and the Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws of the United States.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Guarantees (‘‘Legal Defeasance’’). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of or interest or premium and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2)	the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to certain covenants (including all the covenants described in this Description of the New Notes and the obligation to make Asset Sale Offers and Change of Control Offers) in the indenture and may elect to cause the release of the Guarantees of the notes and all Liens securing the notes or the Guarantees (‘‘Covenant Defeasance’’) and thereafter any omission to comply with those covenants and such Guarantee and Lien releases will not, in each case, constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, events (other than nonpayment, bankruptcy, receivership, rehabilitation and insolvency events) described under ‘‘—Events of Default and Remedies’’ will no longer constitute Events of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Additional Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6)	the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company or any of its Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or any of its Subsidiaries or others; and

(7)	the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the trustee for cancellation will become due and payable within one year under arrangements reasonably satisfactory to the trustee for the giving of a notice of redemption by the trustee in the name and at the expense of the Company.

If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the obligations of the Company and the Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from the trust, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to the provisions described under ‘‘—Optional Redemption’’ and the Company has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(3)	the Company or any Guarantor has paid or caused to be paid all sums payable by them under the indenture; and

(4)	the Company has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Guarantees may be amended or supplemented with the consent of the Company and the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of the Company and each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder to the extent permitted under the indenture):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (it being understood that this clause (2) does not apply to provisions relating to the covenants described above under the caption ‘‘—Repurchase at the Option of Holders’’);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes in accordance with the provisions of the indenture and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Additional Interest, if any, on the notes;

(7)	waive a redemption payment with respect to any note (it being understood that this clause (7) does not apply to a payment required by one of the covenants described above under the caption ‘‘—Repurchase at the Option of Holders’’);

(8)	release any Guarantor from any of its obligations under its Guarantee or the indenture, except in accordance with the terms of the indenture;

(9)	in the event that the obligation to make a Change of Control Offer or an Asset Sale Offer has arisen, amend, change or modify in any material respect the obligation of the Company to make and consummate such Change of Control Offer or such Asset Sale Offer, as the case may be;

(10)	expressly subordinate in right of payment the notes or the Guarantees to any other Indebtedness of the Company or any Guarantor; or

(11)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, the Company, the Guarantors and the trustee may amend, waive, supplement or otherwise modify the indenture, the notes or the Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of the Company’s or a Guarantor’s obligations to holders of notes and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not materially adversely affect the legal rights under the indenture of any such holder;

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)	to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the notes or to release a Guarantee or a security interest under the notes or a Guarantee in accordance with the terms of the indenture;

(7)	to provide for the issuance of additional notes in accordance with the terms of the indenture;

(8)	to evidence and provide for the acceptance of appointment under the indenture by a successor trustee;

(9)	to comply with the rules of any applicable securities depository;

(10)	to conform the text of the indenture, the Guarantees or the notes to any provision of this Description of the New Notes to the extent that such provision in this Description of the New Notes was intended by the Company (as demonstrated by an officers’ certificate) to be a substantially verbatim recitation of a provision of the indenture, the Guarantees or the notes;

(11)	to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the noteholders or surrender any rights or powers conferred upon the Company or any Restricted Subsidiary; or

(12)	to secure the notes.

Concerning the Trustee

If the trustee becomes a creditor of the Company or any Guarantor, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this offering memorandum may obtain a copy of the indenture and the registration rights agreement without charge by writing to Navios Maritime Holdings Inc., 85 Akti Miaouli Street, Piraeus 185 38, Greece, attention: Executive Vice President, Legal.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

‘‘Acquired Debt’’ means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

‘‘Additional Interest’’ means (i) ‘‘Additional Interest’’ as defined in the registration rights agreement with respect to the notes issued on the Issue Date and (ii) ‘‘Special Interest,’’ ‘‘Additional Interest,’’ ‘‘Liquidated Damages’’ or similar term as such term is defined in any registration rights agreement with respect to additional notes issued after the Issue Date.

‘‘Affiliate’’ of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ‘‘control,’’ as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms ‘‘controlling,’’ ‘‘controlled by’’ and ‘‘under common control with’’ have correlative meanings.

‘‘Applicable Premium’’ means, with respect to a note at any time, the greater of (1) 1.0% of the principal amount of such note at such time and (2) the excess of (A) the present value at such time of

(i) the redemption price of such note at December 15, 2010 plus (ii) all remaining interest payments due on such note through and including December 15, 2010 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from December 15, 2010 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such note on the Make-Whole Redemption Date.

‘‘Applicable Treasury Rate’’ for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to December 15, 2010; provided, however, that if the period from the Make-Whole Redemption Date to December 15, 2010 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to December 15, 2010 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

‘‘Asset Sale’’ means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption ‘‘—Repurchase at the Option of Holders— Change of Control’’ and/or the provisions described above under the caption ‘‘—Certain Covenants—Merger, Consolidation or Sale of Assets’’ and not by the provisions of the Asset Sale covenant; and

(2)	the issuance by any of the Company’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a fair market value of less than $10.0 million;

(2)	a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries;

(3)	an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;

(4)	the sale or other disposition of damaged, worn-out or obsolete assets;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	(i) a Restricted Payment that does not violate the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments’’ or a Permitted Investment and (ii) any issuance, sale, transfer or other disposition of Capital Stock of an Unrestricted Subsidiary;

(7)	sales of accounts receivable and inventory (other than Vessels and Related Assets) in the ordinary course of business for cash or Cash Equivalents;

(8)	a Permitted Asset Swap;

(9)	sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the fair market value thereof including cash in an amount at least equal to 75% of the fair market value thereof (for the purposes of this clause (9), Purchase Money Notes will be deemed to be cash); and

(10)	any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction.

‘‘Attributable Indebtedness’’ in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby will be determined in accordance with the definition of ‘‘Capital Lease Obligation.’’

‘‘Beneficial Owner’’ has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular ‘‘person’’ (as that term is used in Section 13(d)(3) of the Exchange Act), such ‘‘person’’ will be deemed to have beneficial ownership of all securities that such ‘‘person’’ has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time; provided that, notwithstanding the foregoing, the holders of the Company’s warrants outstanding on the Issue Date shall not be deemed to beneficially own the underlying shares until such warrants have been exercised. The terms ‘‘Beneficially Owns,’’ ‘‘Beneficially Owned’’ and ‘‘Beneficial Ownership’’ have correlative meanings.

‘‘Board of Directors’’ means:

(1)	with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of ‘‘Change of Control,’’ any committee thereof duly authorized to act on behalf of such board; and

(2)	with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of ‘‘Change of Control,’’ any committee thereof duly authorized to act on behalf thereof.

‘‘Capital Lease Obligation’’ means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

‘‘Capital Stock’’ means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

‘‘Cash Equivalents’’ means:

(1)	United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);

(2)	securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A− from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;

(3)	demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus and undivided profits in excess of US$500.0 million;

(4)	repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clauses (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s Investors Service, Inc. or A-1 or higher by Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition; and

(6)	money market funds at invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

‘‘Change of Control’’ means the occurrence of any of the following events:

(1)	any ‘‘person’’ or ‘‘group’’ (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 35% of the voting power of the total outstanding Voting Stock of the Company; provided, however, that such event shall not be deemed to be a Change of Control so long as the Permitted Holders own Voting Stock representing in the aggregate a greater percentage of the total voting power of the Voting Stock of the Company than such other person or group;

(2)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;

(3)	(a) all or substantially all of the assets of the Company and the Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or

(4)	the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.

‘‘Commission’’ means the U.S. Securities and Exchange Commission.

‘‘Company’’ means Navios Maritime Holdings Inc., a Marshall Islands corporation.

‘‘Consolidated Cash Flow’’ means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:

(1)	Consolidated Net Income for such period; plus

(2)	the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:

(a)	Fixed Charges;

(b)	provision for taxes based on income;

(c)	total depreciation expenses;

(d)	total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);

(e)	other non-cash items reducing such Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); and

(f)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus

(3)	the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);

provided that the items listed in clauses (2)(a) through (f) of a Restricted Subsidiary will be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.

‘‘Consolidated Net Income’’ means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

(1)	any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);

(2)	any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;

(3)	the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period;

(4)	the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or is permitted to be, paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor or a Securitization Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under the covenant described under the caption ‘‘—Certain Covenants—Restricted Payments’’;

(5)	any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;

(6)	the cumulative effect of a change in accounting principles;

(7)	any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

(8)	the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof; and

(9)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, asset sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed);

provided, however, that Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period.

‘‘Credit Agreement’’ means that certain Facilities Agreement, dated as of December 21, 2005, among the Company, HSH Nordbank AG as lead arranger, agent and security agent and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise), increased or refinanced (including by means of sales of debt securities to institutional investors) including by means of a Qualified Securitization Transaction in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder), including, without limitation, pursuant to the Amendment and Consent dated as of November 29, 2006, among the Company and HSH Nordbank AG.

‘‘Credit Facilities’’ means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).

‘‘Default’’ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

‘‘Designated Non-cash Consideration’’ means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers’ certificate setting forth the basis of such valuation executed by an authorized officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

‘‘Designated Preferred Stock’’ means preferred stock of the Company (other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an officers’ certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the ‘‘Restricted Payments’’ covenant and are not used for purposes of clause (b) of such clause (3).

‘‘Disqualified Stock’’ means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the notes will not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

‘‘Eligible Jurisdiction’’ means any of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.

‘‘Equity Interests’’ means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

‘‘Equity Offering’’ means any issuance and sale by the Company of its Qualified Equity Interests.

‘‘Exchange Act’’ means the U.S. Securities Exchange Act of 1934, as amended.

‘‘Exercised Vessel Purchase Option Contract’’ means any Vessel Purchase Option Contract which has been exercised by the Company or a Restricted Subsidiary, obligating the Company or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.

‘‘Existing Indebtedness’’ means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture after giving effect to the issuance of the notes on the Issue Date and the use of proceeds therefrom.

‘‘Fair Market Value’’ means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25 million, an officer of the Company and evidenced by an officers’ certificate delivered to the trustee and (ii) if the value of such property or asset equals or exceeds $25 million, the Board of Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels, Fair Market Value shall be based on the written appraisal of an Independent Appraiser dated not more than 60 days prior to the relevant date of determination and (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of ‘‘Permitted Liens,’’ such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).

‘‘Fixed Charge Coverage Ratio’’ means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the ‘‘Calculation Date’’), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including, without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) if a relevant Vessel is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) if a relevant Vessel is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, or (iii) if a relevant Vessel is not to be subject to a time charter-out, is under time charter-out that is due to expire in six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), then in each case apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings (losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person’s fleet in the most recent four quarter period (as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company).

Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) have been realized at the time such pro forma calculation is made or are reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be certified by the chief financial officer of the Company, provided that, in the case of adjustments pursuant to this clause (b), such adjustments will be set forth in a certificate signed by the Company’s chief financial officer which states in detail (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Company at the time of such execution. Any such certificate will be provided to the trustee if the Company or any Restricted Subsidiary incurs Indebtedness, issues Disqualified Stock or preferred stock, makes any Restricted Payment or consummates any transaction described under ‘‘—Certain Covenants—Merger, Consolidation or Asset Sale’’ necessitating the calculation of the Fixed Charge Coverage Ratio.

‘‘Fixed Charges’’ means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)	all dividends accrued or paid on any series of Disqualified Stock or Designated Preferred Stock of the Company or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus

(5)	to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.

‘‘Forward Freight Agreement’’ means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.

‘‘GAAP’’ means generally accepted accounting principles in the United States of America as in effect on the Issue Date, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case, as in effect on the Issue Date, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on the Issue Date.

‘‘Government Securities’’ means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

‘‘guarantee’’ means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

‘‘Guarantee’’ means the guarantee by each Guarantor of the Company’s obligations under the indenture and on the notes, executed pursuant to the provisions of the indenture.

‘‘Guarantor’’ means each Subsidiary of the Company that executes a Guarantee in accordance with the provisions of the indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of the indenture.

‘‘Hedging Obligations’’ means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.

‘‘Heirs’’ of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.

‘‘Indebtedness’’ of any Person at any date means, without duplication:

(1)	all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4)	all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;

(5)	all Capital Lease Obligations of such Person;

(6)	all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(7)	all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis; provided, further, that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;

(8)	all Attributable Indebtedness;

(9)	to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(10)	all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.

Notwithstanding clause (4) above, the obligation of the Company or any Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries shall not constitute ‘‘Indebtedness’’ under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.

‘‘Independent Appraiser’’ means a Person:

(1)	engaged in the business of appraising vessels who is generally acceptable to institutional lenders to the shipping industry; and

(2)	who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.

‘‘Investments’’ means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments.’’ The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption ‘‘—Certain Covenants— Restricted Payments.’’ Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

‘‘Issue Date’’ means the date of the original issuance of the notes under the indenture.

‘‘Lien’’ means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.

‘‘Make-Whole Redemption Date’’ with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.

‘‘Net FFA Loss Amount’’ means, for each applicable period, the amount of net recorded losses (whether realized or unrealized), net of recorded gains during such period (whether realized or unrealized), in respect of Forward Freight Agreements not permitted to be entered into under clause (i) of the definition of ‘‘Permitted Hedging Obligations’’ and related net recorded trading losses (whether realized or unrealized), net of related cash trading gains for such period (whether realized or unrealized), of the Company and its Restricted Subsidiaries for such period.

‘‘Net Proceeds’’ means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (d) amounts required to be paid to any Person (other than the Company or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.

‘‘Non-Recourse Debt’’ means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and

(2)	as to which the lenders have been notified in writing or have contractually agreed that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).

‘‘Obligations’’ means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

‘‘Permitted Asset Swap’’ means the exchange of property or assets of the Company or any Restricted Subsidiary for assets to be used by the Company or a Restricted Subsidiary in a Permitted Business.

‘‘Permitted Business’’ means any business conducted by the Company or any of its Subsidiaries as described in this offering memorandum and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof.

‘‘Permitted Hedging Obligations’’ means

(i)	at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes (all as determined by the Company on the date of entering into such Hedging Obligation) and

(ii)	obligations in respect of one or more Forward Freight Agreements not covered by clause (i) above if at the time each such Forward Freight Agreement is entered into either

(x)	after giving pro forma effect thereto as if such Forward Freight Agreement had been entered into at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ or

(y)	the Net FFA Loss Amount shall not have exceeded either (I) $12.5 million for the calendar year in which such Forward Freight Agreement is entered into, determined as of the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into, provided that to the extent that any portion of the Net FFA Loss Amount for any prior calendar year is less than $12.5 million, such unused portion may be carried forward and utilized in one or more subsequent years until so utilized or (II) $50.0 million for the period (taken as one accounting period) from January 1, 2007, to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into;

provided that the restrictions set forth in this clause (ii) shall not apply with respect to

(I)	the settling of a position in respect of an outstanding Forward Freight Agreement in accordance with the terms thereof, or

(II)	the entering into of any Forward Freight Agreement by the Company or any Restricted Subsidiary if the sole purpose thereof is to offset, in whole or in part, the risk of loss with respect to any then outstanding Forward Freight Agreement.

‘‘Permitted Holders’’ each of: (i) Angeliki Frangou; (ii) each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above.

‘‘Permitted Investments’’ means:

(1)	any Investment in cash or Cash Equivalents;

(2)	any Investment in the Company or in a Guarantor;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a)	such Person becomes a Guarantor; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Guarantor;

(4)	any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with the covenant described above under the caption ‘‘—Repurchase at the Option of Holders—Asset Sales’’;

(5)	any Investment made for consideration consisting of Qualified Equity Interests of the Company;

(6)	any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Permitted Hedging Obligations;

(8)	Investments in existence on the Issue Date;

(9)	Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(10)	loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $5.0 million at any one time outstanding;

(11)	payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;

(12)	Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into the Company or a Restricted Subsidiary of the Company and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;

(13)	any Investment by the Company or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;

(14)	Investments in any Person engaged in a Permitted Business the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Issue Date and that remain outstanding, do not exceed $25.0 million;

(15)	Investments in Unrestricted Subsidiaries the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (15) since the Issue Date and that remain outstanding, do not exceed $10.0 million; and

(16)	other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (x) $25.0 million and (y) 3.5% of Total Tangible Assets.

‘‘Permitted Liens’’ means:

(1)	Liens on assets and property of the Company or any of its Subsidiaries securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding not to exceed $475.0 million;

(2)	Liens in favor of the Company or any of its Restricted Subsidiaries;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition;

(5)	Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);

(6)	Liens securing (i) Indebtedness incurred pursuant to clause (4) of the second paragraph of the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock’’ covering only the assets acquired with or financed by such Indebtedness and (ii) Capital Lease Obligations incurred in compliance with the indenture, in each case, covering only the assets to which such Capital Lease Obligation relates;

(7)	Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Related Assets or (B) the Capital Stock of a Person the assets of which include one or more Vessels and any Related Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of ‘‘Permitted Liens’’ or otherwise in compliance with the covenant described under ‘‘—Certain Covenants — Liens’’, the principal amount of Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Related Assets, 80% of the sum of (1) the contract price pursuant to the Vessel Construction Contract(s) for such Vessel(s) or Related Assets and (2) any other ready for sea cost for such Vessel(s) or Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness Incurred to finance the acquisition of such Vessel(s), Related Assets or Person, 80% of the Fair Market Value of such Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness (other than any Permitted Refinancing Indebtedness of such Indebtedness or Indebtedness that matures within one year prior to the Stated Maturity of the notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease Obligations relating to a Vessel or Related Assets, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1) the Fair Market Value of such Vessel or Related Assets at the time such Lien is incurred and (2) any ready for sea cost for such Vessel or Related Assets (as determined in good faith by the Company);

(8)	Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(9)	Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens;

(10)	Liens for salvage;

(11)	Liens existing on the date of the indenture (other than Liens under the Credit Agreement);

(12)	Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(13)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(14)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(15)	Liens created for the benefit of (or to secure) the notes (or the Guarantees) or payment obligations to the trustee;

(16)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than any improvements or accessions to property or assets securing the Indebtedness so refinanced);

(17)	Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;

(18)	Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(19)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(20)	Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under the indenture: provided, however, that if such Permitted Hedging Obligation is a Forward Freight Agreement such Lien shall not extend to any property or asset of the Company or any Restricted Subsidiary other than funds of the Company or such Restricted Subsidiary maintained in the ordinary course of business in deposit accounts with the clearinghouse clearing such Forward Freight Agreement;

(21)	Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;

(22)	Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

(23)	Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;

(24)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (22); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets; and

(25)	Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $25.0 million at any one time outstanding.

For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Company in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition.

‘‘Permitted Refinancing Indebtedness’’ means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the notes in full:

(1)	the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity or final redemption date either (i) no earlier than the final maturity or final redemption date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the maturity date of the notes;

(3)	the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;

(4)	if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes or a Guarantee on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and

(5)	such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Company or Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).

‘‘Person’’ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

‘‘Purchase Money Note’’ means a promissory note of a Securitization Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).

‘‘Qualified Equity Interests’’ means Equity Interests of the Company other than Disqualified Stock.

‘‘Qualified Securitization Transaction’’ means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such

Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.

‘‘registration rights agreement’’ means (i) the Registration Rights Agreement dated as of the Issue Date among the Company, the Guarantors and the initial purchasers of the notes issued on the Issue Date and (ii) any other exchange and registration rights agreement entered into in connection with an issuance of additional notes in a private offering after the Issue Date.

‘‘Related Asset’’ means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation thereof and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.

‘‘Restricted Investment’’ means an Investment other than a Permitted Investment.

‘‘Restricted Subsidiary’’ of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

‘‘Sale/Leaseback Transaction’’ means any arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

‘‘Secured Indebtedness’’ means any Indebtedness (other than Subordinated Indebtedness) of the Company or a Restricted Subsidiary of the Company secured by a Lien on any of its assets.

‘‘Securities Act’’ means the U.S. Securities Act of 1933, as amended.

‘‘Securitization Assets’’ means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the forgoing.

‘‘Securitization Fees’’ means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.

‘‘Securitization Repurchase Obligation’’ means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.

‘‘Securitization Subsidiary’’ means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets):

(1)	that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Company and/or its Restricted Subsidiaries, and any activities incidental thereto;

(2)	that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to resolution set forth in an officers’ certificate and delivered to the trustee;

(3)	that, other than Securitization Assets, has total assets at the time of such creation and designation with a book value of $10,000 or less;

(4)	has no Indebtedness other than Non-Recourse Debt;

(5)	with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Securitization Transaction (as determined in good faith by the Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and

(6)	with respect to which neither the Company nor any Restricted Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

‘‘Significant Subsidiary’’ means any Subsidiary that would be a ‘‘significant subsidiary’’ as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

‘‘Standard Securitization Undertakings’’ means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

‘‘Stated Maturity’’ means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture (or, if incurred after the date of the indenture, as of the date of the initial incurrence thereof) and will not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

‘‘Subordinated Indebtedness’’ means Indebtedness of the Company or any Guarantor that is subordinated in right payment to the notes or the note Guarantees of such Guarantor, as the case may be.

‘‘Subsidiary’’ means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and

(2)	any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).

‘‘Tax’’ shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).

‘‘Taxing Authority’’ shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

‘‘Total Tangible Assets’’ means the total consolidated assets, less goodwill and intangibles, of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.

‘‘Unrestricted Subsidiary’’ means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption ‘‘—Certain Covenants—Transactions with Affiliates,’’ is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments.’’ If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,’’ the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,’’ calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation.

‘‘Vessel’’ means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.

‘‘Vessel Construction Contract’’ means any contract for the construction (or construction and acquisition) of a Vessel and any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.

‘‘Vessel Purchase Option Contract’’ means any contract granting the Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.

‘‘Voting Stock’’ of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

‘‘Weighted Average Life to Maturity’’ means, when applied to any Indebtedness Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.

‘‘Wholly Owned Restricted Subsidiary’’ of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.

TAXATION

The following is a general summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own and dispose of the new notes or exchange old notes for new notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States.

This summary is for general information only and is based on the tax laws of the United States as in effect on the date of this prospectus, as well as regulations, rulings and decisions of the United States available on or before that date and now in effect. All of the foregoing are subject to change, possibly with retroactive effect, which could affect the continued validity of this summary.

PROSPECTIVE PURCHASERS OF THE NEW NOTES AND BENEFICIAL OWNERS OF OLD NOTES CONSIDERING AN EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S. OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE EXCHANGE OF THE OLD NOTES FOR NEW NOTES, INCLUDING THE PARTICULAR TAX CONSEQUENCES TO THEM IN LIGHT OF THEIR PARTICULAR INVESTMENT CIRCUMSTANCES.

United States Federal Income Taxation

This summary of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the new notes and the exchange of old notes for new notes is limited to beneficial owners of the new notes and old notes that:

•	are U.S. holders (as defined below); and

•	hold the old notes and will hold the new notes as capital assets.

As used in this prospectus, a ‘‘U.S. holder’’ means a beneficial owner of the old notes or new notes who or that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or entity treated as a corporation for such purposes) created or organized in or under the laws of the United States, or any State thereof or the District of Columbia;

•	an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust, if either (x) it is subject to the primary supervision of a court within the United States and one or more ‘‘United States persons’’ has the authority to control all substantial decisions of the trust or (y) it has a valid election in effect under applicable treasury regulations to be treated as a ‘‘United States person.’’

This summary does not discuss considerations or consequences relevant to persons subject to special provisions of U.S. federal income tax law, such as:

•	entities that are tax-exempt for U.S. federal income tax purposes and retirement plans, individual retirement accounts and tax-deferred accounts;

•	pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities;

•	certain U.S. expatriates;

•	persons that are subject to the alternative minimum tax;

•	financial institutions, insurance companies, and dealers or traders in securities or currencies;

•	persons having a ‘‘functional currency’’ other than the U.S. Dollar; and

•	persons that hold the old notes or will hold the new notes as part of a constructive sale, wash sale, conversion transaction or other integrated transaction or a straddle, hedge or synthetic security.

If a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds the old notes or the new notes, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership, and partnerships holding the old notes or the new notes should consult their own tax advisors regarding the U.S. federal income tax consequences of purchasing, owning and disposing of the new notes and exchanging the old notes for the new notes. Further the discussion below does not address the effect of any U.S. state or local tax law on a beneficial owner of the old notes or new notes. Each beneficial owner of an old note considering an exchange of the old note for a new note should consult a tax advisor as to the particular tax consequences to it of the exchange and the ownership and disposition of the new note, including the applicability and effect of any state, local or foreign tax laws.

Exchange of Notes. The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

Interest.    Interest on the new notes will be taxable to a U.S. holder as ordinary interest income at the time it is paid or accrued in accordance with the U.S. holder’s usual method of accounting for U.S. federal income tax purposes. Interest paid on the new notes will constitute income from sources without the United States for foreign tax credit purposes. For taxable years beginning on or before December 31, 2006, such income generally will constitute ‘‘passive income’’ or, in the case of certain U.S. holders, ‘‘financial services income.’’ For taxable years beginning after December 31, 2006, such income generally will constitute ‘‘passive category income’’ or, in the case of certain U.S. holders, ‘‘general category income,’’ for foreign tax credit purposes.

Market Discount and Bond Premium. If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) at a price that is less than its principal amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as ‘‘market discount.’’ However, the market discount will be considered to be zero if it is less than 1/4 of 1% of the principal amount multiplied by the number of complete years to maturity from the date the U.S. holder purchased the new note or old note, as the case may be.

Under the market discount rules of the U.S. Internal Revenue Code, a U.S. holder generally will be required to treat any principal payment on, or any gain realized on the sale, exchange, retirement or other disposition of, a new note as ordinary income (generally treated as interest income) to the extent of the market discount which accrued but was not previously included in income by the U.S. holder during the period the U.S. holder held the new note (and the old note for which the new note was exchanged, as the case may be). In addition, the U.S. holder may be required to defer, until the maturity of the new note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the new note (or the old note for which the new note was exchanged, as the case may be). In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the new note (or old note for which the new note was exchanged, as the case may be) to the maturity date of the new note, unless the U.S. holder makes an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. A U.S. holder of a new note may elect to include market discount in income currently as it accrues (under either a ratable or constant yield method), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the new note and upon the receipt of certain payments and the deferral of interest deductions will not apply. The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service.

If a U.S. holder purchases a new note (or purchased the old note for which the new note was exchanged, as the case may be) for an amount in excess of the amount payable at maturity of the new note, the U.S. holder will be considered to have purchased the new note (or old note) with ‘‘bond premium’’ equal to the excess of the U.S. holder’s purchase price over the amount payable at maturity (or on an earlier call date if it results in a smaller amortizable bond premium). It may be possible for a U.S. holder of a new note to elect to amortize the premium using a constant yield method over the remaining term of the new note (or until an earlier call date, as applicable). The amortized amount of the premium for a taxable year generally will be treated first as a reduction of interest on the new note included in such taxable year to the extent thereof, then as a deduction allowed in that taxable year to the extent of the U.S. holder’s prior interest inclusions on the new note, and finally as a carryforward allowable against the U.S. holder’s future interest inclusions on the new note. The election, once made, is irrevocable without the consent of the Internal Revenue Service and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. A U.S. holder that does not make this election will be required to include in gross income the full amount of interest on the new note in accordance with its regular method of tax accounting, and will include the premium in its tax basis for the new note for purposes of computing the amount of its gain or loss recognized on the taxable disposition of the new note. U.S. holders should consult their own tax advisors concerning the computation and amortization of any bond premium on the new notes.

A U.S. holder may elect to include in gross income under a constant yield method all amounts that accrue on a new note that are treated as interest for tax purposes (i.e., stated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium). U.S. holders should consult their tax advisors as to the desirability, mechanics and collateral consequences of making this election.

Dispositions.    Except as discussed above, under ‘‘—Exchange of Notes’’ and unless a non-recognition provision of the U.S. Internal Revenue Code applies, upon the sale, exchange, redemption, retirement or other taxable disposition of a new note, a U.S. holder will recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange, redemption, retirement or other taxable disposition (other than amounts attributable to accrued interest, which will be treated as described above) and the U.S. holder’s adjusted tax basis in the new note. A U.S. holder’s adjusted tax basis in a new note will generally be its cost for the new note (or, in the case of a new note exchanged for an old note in the exchange offer, the tax basis of the old note, as discussed above under ‘‘—Exchange of Notes,’’) increased by the amount of any market discount previously included in the U.S. holder’s gross income, and reduced by the amount of any amortizable bond premium applied to reduce, or allowed as a deduction against, interest on the new note. Gain or loss recognized by a U.S. holder on the sale, exchange, redemption, retirement or other taxable disposition of a new note will generally be capital gain or loss, except with respect to accrued market discount not previously included in income, which will be taxable as ordinary income.

The gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the new note has been held for more than one year at the time of the disposition (taking into account, for this purpose, in the case of a new note received in exchange for an old note in the exchange offer, the period of time that the old note was held). Long-term capital gains recognized by individual and certain other non-corporate U.S. holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding.    In general, ‘‘backup withholding’’ may apply to payments of principal and interest made on a new note, and to the proceeds of a disposition of a new note before maturity within the United States, that are made to a non-corporate beneficial owner of new notes if that beneficial owner fails to provide an accurate taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax and may be credited against a beneficial owner’s U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders.    For purposes of the following discussion a ‘‘non-U.S. holder’’ means a beneficial owner of the new notes that is not, for U.S. federal income tax purposes, a U.S. holder or a partnership (or entity or arrangement classified as a partnership for such purposes). A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on:

•	interest and Additional Amounts received in respect of the new notes, unless those payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States; or

•	gain realized on the sale, exchange, redemption or retirement of the new notes, unless that gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

THIS SUMMARY DOES NOT DISCUSS ANY NON-U.S. TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND INVESTORS SHOULD SEEK ADVICE FROM THEIR OWN COUNSEL WITH RESPECT TO SUCH NON-U.S. TAX CONSEQUENCES.

PLAN OF DISTRIBUTION

The new notes will constitute a new issue of securities with no established trading market. We do not intend to list the new notes on any national securities exchange or to seek approval for quotation of the notes on any automated dealer quotation system. The initial purchasers of the old notes have advised us that following completion of this exchange offer, the initial purchasers intend to make a market in the new notes. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Accordingly, no assurance can be given that an active public market or other market will develop for the new notes or as to the liquidity of the trading market for the new notes.

If an active trading market for the notes does not develop, or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, such market may cease to continue at any time. In addition, if a market for the new notes develops, the market price of the new notes may be volatile, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

For a period of 180 days after consummation of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. A broker-dealer which delivers such a prospectus to purchasers in connection with such resale will be subject to certain of the civil liability provisions under the Securities Act.

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

If the exchange offeree is a broker-dealer holding registrable securities acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the 1933 Act in connection with any resale of exchange securities received in respect of such registrable securities pursuant to the exchange offer. We have agreed that, for a period of 180 days after consummation of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers or any other holder of new notes. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. The resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer or participates in a distribution of the new notes may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit on their resale of new notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein including ‘‘Risk Factors,’’ important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-4 under the Securities Act with respect to the securities offered by this prospectus. The prospectus, which forms a part of the registration statement, including amendments, does not contain all the information included in the registration statement. This prospectus is based on information provided by us and other sources that we believe to be reliable. This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. This prospectus incorporates important business and financial information about us which is not included in or delivered with this prospectus. You can obtain documents containing this information through us. If you would like to request these documents from us, please do so by July 30, 2007, to receive them before the expiration date.

We are subject to the informational requirements of the Securities Exchange Act, applicable to foreign private issuers. We, as a ‘‘foreign private issuer’’, are exempt from the rules under the Securities Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short-swing’’ profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Securities Exchange Act. However, we anticipate filing with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also anticipate furnishing quarterly reports on Form 6-K containing unaudited interim financial information for the first three quarters of each fiscal year, within 75 days after the end of such quarter.

You may read and copy any document we file or furnish with the SEC at reference facilities at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at http://www.sec.gov.

We will make available to the holders of the notes, at the corporate trust office of Wells Fargo Bank, N.A., the trustee under the indenture and supplemental indentures governing the notes, at no cost, copies of the indenture and the supplemental indentures as well as our annual report on Form 20-F in English, including a review of our operations, and annual audited consolidated financial statements.

LEGAL MATTERS

Some legal matters relating to the validity of the new notes will be passed upon by Reeder & Simpson P.C. and Fried, Frank, Harris, Shriver & Jacobson llp, New York, New York, the Company’s Marshall Islands and U.S. counsel, respectively. With respect to matters of Marshall Islands law, Fried, Frank, Harris, Shriver & Jacobson LLP may rely on the opinion of Reeder & Simpson P.C. Certain legal matters governed by the respective jurisdictions of the guarantors will be passed upon for us by, Morgan & Morgan, Panama, Camilleri, Delia, Randon & Associates, Republic of Malta and Loyens & Loeff, Belgium.

EXPERTS

The consolidated financial statements of Navios Maritime Holdings Inc. as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the period from August 26, 2005 to December 31, 2005, the period from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, included herein have been so included in reliance on the reports of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Kleimar, NV at December 31, 2006 and December 31, 2005, have been included herein in reliance on the reports of Grant Thornton, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED FINANCIAL STATEMENTS

Page
Navios Maritime Holdings Inc.
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (Successor)	F-2
Report of Independent Registered Public Accounting Firm (Predecessor)	F-3
Consolidated Balance Sheets at December 31, 2006 and December 31, 2005 (Successor)	F-4
Consolidated Statements of Operations for the Year Ended December 31, 2006 and for the Period from August 26, 2005 to December 31, 2005 (Successor), the Period from January 1, 2005 to August 25, 2005, and for the Year Ended December 31, 2004 (Predecessor)	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2006 and for the Period from August 26, 2005 to December 31, 2005 (Successor), the Period from January 1, 2005 to August 25, 2005, and for the Year Ended December 31, 2004 (Predecessor)	F-6
Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2006 and for the Period from August 26, 2005 to December 31, 2005 (Successor), the Period from January 1, 2005 to August 25, 2005 and for the years Ended December 31, 2004 and 2003 (Predecessor)	F-7
Notes to the Consolidated Financial Statements	F-8
Unaudited Consolidated Financial Statements
Consolidated Balance Sheets at March 31, 2007 (unaudited) and December 31, 2006	F-56
Unaudited Consolidated Statements of Operations for the three month periods ended March 31, 2007 and 2006	F-58
Unaudited Consolidated Statements of Cash Flows for the three month periods ended March 31, 2007 and 2006	F-59
Unaudited Consolidated Statements of Stockholders’ Equity for the three month periods ended March 31, 2007 and the years ended December 31, 2006 and 2005	F-60
Condensed Notes to the Unaudited Consolidated Financial Statements	F-61
Kleimar, NV
Audited Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-84
Consolidated Balance Sheets at December 31, 2006 and 2005	F-85
Consolidated Statements of Operations at December 31, 2006 and 2005	F-86
Consolidated Statements of Stockholder’s Equity at December 31, 2006 and 2005	F-87
Consolidated Statements of Cash Flows at December 31, 2006 and 2005	F-88
Notes to Consolidated Financial Statements at December 31, 2006 and 2005	F-89

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (Successor) at December 31, 2006 and December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for period from August 26, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Holdings Inc and its subsidiaries (Predecessor) for the period from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 22, 2006

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars—except per share data)

	Notes	Successor December 31, 2006	Successor December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	4,13	$99,658	$37,737
Restricted cash	2,13	16,224	4,086
Accounts receivable, net	6	28,235	13,703
Short term derivative asset	13	39,697	45,556
Short term backlog asset	9	5,246	7,019
Prepaid expenses and other current assets	7	6,809	6,438
Total current assets		195,869	114,539
Deposit on exercise of vessels purchase options	8	2,055	8,322
Vessels, port terminal and other fixed assets, net	8,24	505,292	365,997
Long term derivative assets	13	0	28
Deferred financing costs, net		11,454	11,677
Deferred dry dock and special survey costs, net		3,546	2,448
Investments in affiliates	10,18	749	657
Long term backlog asset	9	2,497	7,744
Trade name	9	86,202	89,014
Port terminal operating rights	9	29,954	30,728
Favorable lease terms	9	66,376	117,440
Goodwill	3	40,789	40,789
Total non-current assets		748,914	674,844
Total Assets		$944,783	$789,383
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$37,366	$13,886
Accrued expenses	11	10,726	11,253
Deferred voyage revenue		4,657	6,143
Short term derivative liability	13	42,034	39,992
Short term backlog liability	9	5,946	8,109
Current portion of long term debt	12	8,250	54,221
Total current liabilities		108,979	133,604
Senior notes, net of discount	12	297,956	—
Long term debt, net of current portion	12	261,856	439,179
Long term liabilities	14	979	2,297
Long term derivative liability	13	797	598
Long term backlog liability	9	0	5,947
Total non-current liabilities		561,588	448,021
Total liabilities		670,567	581,625
Commitments and Contingencies	16
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 62,088,127 and 44,239,319 as of December 31, 2006 and 2005 respectively		6	4
Additional paid-in capital		276,178	205,593
Accumulated other comprehensive income		(9,816)	—
Retained earnings		7,848	2,161
Total stockholders’ equity		274,216	207,758
Total Liabilities and Stockholders’ Equity		$944,783	$789,383

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars—except per share data)

	Note	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
Revenue	21	$205,965	$76,376	$158,630	$279,184
Gain (loss) gain on Forward Freight Agreements	13	19,786	(2,766)	2,869	57,746
Time charter, voyage and port terminal expenses		(84,717)	(39,119)	(91,806)	(179,732)
Direct vessel expenses		(19,863)	(3,137)	(5,650)	(8,224)
General and administrative expenses		(14,565)	(4,582)	(9,964)	(12,722)
Depreciation and amortization	8,9	(37,719)	(13,582)	(3,872)	(5,925)
Gain on sale of assets	20	—	—	—	61
Provision for losses on accounts receivable	6	(6,242)	(411)	—	(294)
Interest income		3,832	1,163	1,350	789
Interest expense and finance cost, net	12	(47,429)	(11,892)	(1,677)	(3,450)
Other income		1,819	52	1,426	374
Other expense		(472)	(226)	(757)	(1,438)
Income before equity in net earnings of affiliate companies		20,395	1,876	50,549	126,369
Equity in net Earnings of Affiliated Companies	10,18	674	285	788	763
Net income		$21,069	$2,161	$51,337	$127,132
Earnings per share, basic		$0.38	$0.05	$58.70	$139.83
Weighted average number of shares, basic	22	54,894,402	40,189,356	874,584	909,205
Earnings per share, diluted		$0.38	$0.05	$58.70	$139.83
Weighted average number of shares, diluted	22	55,529,688	45,238,554	874,584	909,205

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
OPERATING ACTIVITIES
Net income		$21,069	$2,161	$51,337	$127,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,9	37,719	13,582	3,872	5,925
Amortization and write-off of deferred financing cost		8,004	1,253	425	773
Amortization of deferred dry dock costs		1,382	143	160	249
Amortization of backlog		(590)	(78)	—	—
Provision for losses on accounts receivable	6	6,024	411	(880)	(573)
Gain on sale of fixed assets		—	—	—	(61)
Unrealized (gain)/loss on FFA derivatives	13	(12,484)	17,074	23,793	(599)
Unrealized (gain)/loss on foreign exchange contracts		(56)	(212)	338	44
Unrealized (gain)/loss on interest rate swaps		(85)	(384)	(403)	301
Earnings in affiliates, net of dividends received	10,18	(92)	(285)	185	(64)
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(12,138)	433	(1,005)	(281)
(Increase) decrease in accounts receivable		(20,556)	(9,193)	11,768	2,721
(Increase) decrease in prepaid expenses and other		(371)	2,896	3,762	4,755
Increase (decrease) in accounts payable		23,480	(1,321)	(10,172)	708
(Decrease) increase in accrued expenses		(527)	2,332	(1,229)	191
(Decrease) increase in deferred voyage revenue		(1,486)	(3,961)	(5,032)	(1,833)
(Decrease) increase in long term liability		(1,318)	(275)	(451)	148
Increase (decrease) in derivative accounts		10,937	1,505	(4,523)	(2,318)
Payments for dry dock and special survey costs		(2,480)	(1,710)	—	—
Net cash provided by operating activities		56,432	24,371	71,945	137,218
INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options		(2,055)	(8,322)	—	—
Acquisition of vessels	8,18	(108,117)	(110,831)	—	—
Purchase of property and equipment	8	(1,291)	(294)	(4,264)	(5,103)
Proceeds from sale of fixed assets		—	—	—	136
Net cash used in investing activities		(111,463)	(119,447)	(4,264)	(4,967)
FINANCING ACTIVITIES:
Proceeds from long term loan	12	117,153	105,900	—	91,506
Proceeds from senior notes, net of discount	12	297,956
Repayment of long term debt and payment of principal	12	(340,453)	(126,870)	(50,506)	(139,189)
Repayment of shareholders loan		—	(8,622)	—	367
Debt issuance costs		(7,775)	(3,787)	—	(438)
Issuance of common stock		65,453	—	—	(9,000)
Redemption of preferred stock		—	—	—	(15,189)
Dividends paid		(15,382)	—	—	(40,000)
Cash received from downstream merger	3	—	102,259	—	—
Net cash provided by (used in) financing activities		116,952	68,880	(50,506)	(111,943)
Increase (decrease) in cash and cash equivalents		61,921	(26,196)	17,175	20,308
Cash and cash equivalents, beginning of year / period		37,737	63,933	46,758	26,450
Cash and cash equivalents, end of year / period		$99,658	$37,737	$63,933	$46,758
Supplemental disclosures of cash flow information
Cash paid for interest		$38,917	$9,932	$2,358	$5,159

Non-cash investing and financing activities

•	See Note 3 for assets and liabilities assumed in the down stream merger of ISE
•	See Notes 8 and 18 for issuance of shares in connection with the acquisition of vessels

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars — except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Loan To Shareholder	Legal Reserve (Restricted)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2003 (Predecessor)	978,447	$98	$69,559	$(367)	$135	$26,867	$—	$96,262
Net income
Movement in legal reserve	—	—	—	—	154	(154)	—	—
Repayment of shareholder loan	—	—	—	367	—	—	—	367
Dividends	—	—	—	—	—	(40,000)	—	(40,000)
Cancellation of common stock	(103,863)	(11)	(8,989)	—	—	—	—	(9,000)
Balance December 31, 2004 (Predecessor)	874,584	87	60,570	—	289	113,845	—	174,791
Net income - year to August 25, 2005	—	—	—	—	—	51,337	—	51,337
Movement in legal reserve	—	—	—	—	163	(163)	—	—
Balance August 25, 2005 (Predecessor)	874,584	87	60,570	—	452	165,019	—	226,128
Elimination of historical stockholders’ equity	(874,584)	(87)	(60,570)	—	(452)	(165,019)	—	(226,128)
Push down of purchase accounting	—	—	607,967	—	—	—	—	607,967
Downstream merger	39,900,000	4	(423,719)	—	—	—	—	(423,715)
Issuance of common stock in connection with the acquisition of vessels (Note 8)	4,339,319	—	21,345	—	—	—	—	21,345
Net income August 26, 2005 to December 31, 2005	—	—	—	—	—	2,161	—	2,161
Balance December 31, 2005 (Successor)	44,239,319	4	205,593	—	—	2,161	—	207,758
Net income	—	—	—	—	—	21,069	—	21,069
Other comprehensive income / (loss):				—
- Change in fair value of financial instruments	—	—	—	—	—	—	(13,987)	(13,987)
- Reclassification to earnings	—	—	—	—	—	—	4,171	4,171
Total comprehensive income	—	—	—	—	—	—	—	11,253
Issuance of common stock in connection with the acquisition of vessels (Note 8)	1,161,535	—	5,134	—	—	—	—	5,134
Issuance of common stock (Note 19)	16,687,273	2	65,451	—	—	—	—	65,453
Dividends declared and paid	—	—	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006 (Successor)	62,088,127	$6	$276,178	$—	$—	$7,848	$(9,816)	$274,216

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)

NOTE 1—DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons in 2006 and 2005 (2004: 205,000 tons). During 2006, shipments totaled 2,216,800 tons (2005: 2,057,700 tons; 2004: 2,027,200 tons) of agricultural and other products.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). The consolidated financial statements for the year ended December 31, 2006 and for the period from August 26, 2005 to December 31, 2005 reflect the Company’s consolidated financial position, results of operations and cash flows as successor while all other periods presented are for the predecessor company (see note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Companies included in the consolidation:

Statement of operations
Company Name	Nature / Vessel Name	Country of Incorporation	2006 Successor	2005 Successor	2005 Predecessor	2004 Predecessor
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Corporation	Sub-Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios International Inc.	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navimax Corporation	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Handybulk Inc.	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Corporation Navios SA	Operating Company	Uruguay	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Hestia Shipping Ltd.	Operating Company	Malta	1/1-12/31	10/20-12/31	—	—
Anemos Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Shipmanagement Inc.	Management Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Achilles Shipping Corporation	Navios Achilles	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Apollon Shipping Corporation	Navios Apollon	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Herakles Shipping Corporation	Navios Herakles	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Hios Shipping Corporation	Navios Hios	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Ionian Shipping Corporation	Navios Ionian	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Kypros Shipping Corporation	Navios Kypros	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.	1/1-12/31	11/30-12/31	—	—
Mercator Shipping Corporation	Navios Mercator	Marshall Is.	1/1-12/31	12/30-12/31	—	—
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1-12/31	12/22-12/31	—	—
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1-12/31	12/22-12/31	—	—
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1-12/31	12/27-12/31	—	—
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/5-12/31	—	—	—
Arc Shipping Corporation	Navios Arc	Marshall Is.	2/10-12/31	—	—	—
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	3/23-12/31	—	—	—
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.	4/10-12/31	—	—	—
Magellan Shipping Corporation	Navios Magellan	Marshall Is.	3/24-12/31	—	—	—
Star Maritime Enterprises Corporation	Navios Star	Marshall Is.	12/4-12/31	—	—	—
Hyperion Enterprises Inc. (ii)	Navios Hyperion	Marshall Is.	—	—	—	—
Acropolis Chartering & Shipping Inc. (i)	Brokerage Company	Liberia	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31

(i)	The company is 50% owned by Navios and is accounted for on the equity basis.
(ii)	The vessel was acquired in February 2007 (Note 24).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2006 and 2005, the restricted balance with NOS ASA was $9,074 and $1,000, respectively and with LCH was $5,415 million and $0 respectively.

Also included in restricted cash as of December 31, 2006 and 2005 are amounts held as security in the form of letters of guarantee or letters of credit totaling $535 and $500, respectively. In addition at December 31, 2006 and 2005 restricted cash includes $1,200 and $2,586 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans.

(f)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

(h)	Vessels, net: In connection with the acquisition / reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Port Terminal and Other Fixed Assets, net: In connection with the acquisition / reincorporation, the port terminal and other fixed assets owned by Navios (Predecessor) were stated at fair market value as of August 25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Annual depreciation rates used, which approximate the useful life of the assets are:

Port facilities and transfer station	3 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years

(j)	Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. No interest was capitalized in any of the periods presented.

(k)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

(m)	Deferred Dry-dock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above.

This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 the amortization was $1,382 $143, $160, and $249, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $1,467 and $143, respectively.

(n)	Asset Retirement Obligation: The Company adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ as of January 1, 2003. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2006 and 2005, the asset balance was $21 and $22, respectively. At December 31, 2006 and 2005, the liability balance associated with the lease of port terminal was $32 and $30, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. In December 2006, the Company issued $300 million Senior Secured Notes (the ‘‘Notes’’), which were used to repay certain tranches of the existing credit facility (Note 12). The financing costs related to the issuance of the Notes amounted to $7,598. The unamortized balance of $7,568 has been included in ‘‘Deferred financing costs’’ in the accompanying consolidated balance sheet. These costs together with the discount are amortized over the remaining term of the Notes using the effective interest method and are included in ‘‘Interest expense and other finance charges’’. The deferred financing costs related to the repaid tranches of the old credit facility of $5,690 were written off and are included in the ‘‘Interest expense and other finance costs, net’’ in the consolidated statement of operations. During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 12), which was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization and write offs for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 was $8,004, $1,253, $425 and $773, respectively.

(p)	Goodwill and Other Intangibles: As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill in any of the periods presented.

All of the Company’s intangible assets were valued at August 25, 2005 in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32.0
Favorable lease terms (*)	8.0
Port terminal operating rights	40.0
Backlog asset – charter out	2.8
Backlog asset – port terminal	3.6
Backlog liability – charter out	2.1

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels as of August 25, 2005. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2006 and 2005, $6,540 and $50 respectively, had been transferred to the acquisition cost of vessels.

(q)	Foreign Currency Translation: The Company’s functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

in the statement of operations. The foreign currency exchange gains/(losses) recognized in the consolidated statement of operations for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 were $219, $(110), $(482) and $(197), respectively.

(r)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, ‘‘Accounting for Contingencies’’, as interpreted by the FASB Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss’’, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15, ‘‘Uruguayan Subsidiary Legal Reserve’’ and Note 16, ‘‘Commitments and Contingencies’’ for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (‘‘back calls’’). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2006, the balance for provision for loss making voyages in progress was $1,006 (2005: $0).

(s)	Segment Reporting: The Company accounts for its segments in accordance with SFAS No. 131, ‘‘Disclosure about Segments of an Enterprise and Related Information’’. SFAS No. 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Port Terminal.

(t)	Revenue and Expense Recognition:

Revenue Recognition:    Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and, (3) port terminal operations in Uruguay.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. To conform to U.S. GAAP, the Company changed its policy effective October 1, 2005, to recognize voyage expenses as incurred. The difference between the new method and the method reflected in the 2004 and 2003 financial statements is not material and, therefore, those periods have not been restated. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean going vessels. Revenues are recognized upon completion of loading the ocean going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean going vessel.

Forward Freight Agreements (FFAs):    Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See note 13.

Deferred Voyage Revenue:    Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expense:    Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of dry-docking and special survey costs.

Prepaid Voyage Costs:    Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(u)	Employee benefits:

Pension and retirement obligations-crew:    The Company’s ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

Provision for employees’ severance and retirement compensation:    The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $89 and $20 at December 31, 2006 and 2005, respectively.

U.S. Retirement savings plan:    The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 14.

Other post-retirement obligations:    The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

(v)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:    The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:    The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

Interest rate risk:    The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

Liquidity risk:    Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign exchange risk:    Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

Accounting for derivative financial instruments and hedge activities:

The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 million loss for the year ended December 31, 2006) are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated at $9.8 million. For the year ended December 31, 2006, the losses included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ that have been reclassified to earnings amounted to $4.2 million. At December 31, 2006 and 2005 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting.

The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America (Note 23).

(y)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(z)	Guarantees: The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’. Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45’s fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Recent Accounting Pronouncements:

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements . This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) ‘‘Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)’’. SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, ‘‘Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements’’ (‘‘SAB No. 108’’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment s recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

NOTE 3:    ACQUISITION/REINCORPORATION

Acquisition of Navios/Reincorporation

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. The Company reports to the Securities and Exchange Commission under the rules governing Foreign Private Issuers.

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a ‘‘downstream merger’’ with and into Navios. The assets and liabilities of ISE, which reflected the acquisition of Navios, became the assets and liabilities of Navios. The shareholders’ equity of ISE became the shareholders’ equity of Navios. The results of operations of Navios to August 25, 2005, are labeled as ‘‘Predecessor’’ and remain historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios and ISE. The Stock Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period from January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on the EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation.

Approximately $412.0 million of the purchase price was obtained from a $514.4 million secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG which was refinanced on December 21, 2005 (Note 11). The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

The purchase accounting adjustments, presented in the following table, result from a valuation process that included the use of independent appraisers. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at August 25, 2005. The following table also shows the roll forward of the balance sheet of Navios (predecessor) as of August 25, 2005 to Navios (successor) on August 25, 2005 and is being presented solely to reflect the acquisition and reincorporation (downstream merger) as though the two transactions occurred separately in two steps, and not concurrently:

	August 25, 2005
	Predecessor	Successor
	Navios	Purchase Accounting Adjustments	Fair Value of Assets & Liabilities Acquired	ISE (2)	Navios
	a	b	c=a+b	d	e=c+d
Cash and cash equivalents	$63,933	$—	$63,933	$102,259	$166,192
Short term derivative assets	53,800	—	53,800	—	53,800
Short term backlog asset	—	5,246	5,246	—	5,246
Prepaid voyage costs	7,416	—	7,416	—	7,416
Other current assets	10,700	—	10,700	657	11,357
Total current assets	135,849	5,246	141,095	102,916	244,011
Vessels	113,329	81,789	195,118	—	195,118
Port terminal	26,714	(15)	26,699	—	26,699
Port terminal operating rights	—	31,000	31,000	—	31,000
Trade name	1,947	88,053	90,000	—	90,000
Favorable lease terms	—	139,680	139,680	—	139,680
Deferred financing cost	—	—	—	9,143	9,143
Long term backlog asset	—	9,584	9,584	—	9,584
Other non-current assets	6,890	—	6,890	9	6,899
Goodwill	226	40,563	40,789	—	40,789
Total assets	284,955	395,900	680,855	112,068	792,923
Accounts payable	4,711	—	4,711	10,496	15,207
Accrued expenses	5,888	1,361	7,249	2,296	9,545
Deferred voyage revenue	10,103	—	10,103	—	10,103
Short term derivative liability	31,721	—	31,721	—	31,721
Short term backlog liability	—	6,052	6,052	—	6,052
Notes due to shareholder	—	—	—	8,621	8,621
Current portion of long term debt	—	—	—	173,870	173,870
Total current liabilities	52,423	7,413	59,836	195,283	255,119
Long term debt	—	—	—	340,500	340,500
Long term backlog liability	—	6,648	6,648	—	6,648
Other long term liabilities	6,404	—	6,404	—	6,404
Total liabilities	58,827	14,061	72,888	535,783	608,671
Stockholder’s equity	226,128	381,839	607,967 (1)	(423,715)	184,252
Total liabilities & stockholders’ equity	$284,955	$395,900	$680,855	$112,068	$792,923

(1)	Represents total allocable purchase price consisting of cash consideration of $593,764 plus transaction costs of $14,203.
(2)	Represents assets and liabilities assumed by Navios in the downstream merger with ISE.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

Calculation of Allocable Purchase Price:
Initial cash consideration	$594,370
Final price adjustment	(606)
Allocable transaction costs	14,203
Total allocable purchase price	$607,967
Allocation of purchase price:
Navios net assets acquired (at book value)	$226,128
Write off of Navios pre-merger goodwill	(226)
Fair value adjustments to assets acquired:
Write up of vessels to fair value	81,789
Write down of port terminal assets	(15)
Allocation of purchase price to intangibles:
Port terminal operation rights	31,000
Trade name	88,053
Favorable lease terms	139,680
Backlog asset	14,830
Backlog liability	(12,700)
Restructuring reserve (*)	(1,361)
Fair value of assets acquired	567,178
Goodwill	40,789
Total allocable purchase price	$607,967

(*)	As of December 31, 2006, $942 had been utilized.

Vessels were written up to their fair market value. The port fixed assets were valued based on replacement cost less accumulated depreciation. Fair value of the intangible assets identified (Port operating rights, Tradename, Leases and Backlog assets and liabilities) were determined using generally accepted valuation methodologies. The Port operating rights were valued using a form of the income approach known as the Build-Out method. The Tradename was valued using a form of the Income Approach known as the Relief from Royalties method. The Favorable Leases were valued using a method of the Market Approach wherein the Company’s actual lease costs are compared to market-based lease costs. The Purchase Options were valued though a comparison of their exercise prices to expected vessel values. Backlog Assets and liabilities were valued using a method of the Income Approach known as excess earnings method. The assembled workforce was valued at $360 using the Cost Approach known as replacement cost method and is included in Goodwill.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

The acquired intangible assets and liabilities at the acquisition date are listed below. Where applicable, they are amortized using the straight line method over the periods indicated below:

Description	Fair Value As at August 26, 2005	Weighted Average Amortization Period (Years)
Trade name	$90,000	32.0
Favorable lease terms(*)	139,680	8.0
Port terminal operating rights	31,000	40.0
Backlog asset – charter out	14,200	2.8
Backlog asset – port terminal	630	3.6
Backlog liability – charter out	(12,700)	2.1
Total	$262,810

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9).

Goodwill arising from the acquisition has been allocated to the Company’s segments as follows:

Vessels operations	$26,218
Port terminal operations	14,571
$40,789

At the time of the August 25, 2005 acquisition, ISE’s senior management anticipated implementing a strategic post-acquisition plan for the relocation of the Company’s offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house the Company’s headquarters. Management has commissioned an internal task force to implement this plan. This cost will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. The Piraeus offices relocation took place during 2006; the relocation of Norwalk offices has not yet been implemented. A provision for the $1,361 cost of this plan had been included in the accompanying financial statements as a part of purchase accounting.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

The following table presents the unaudited pro forma results as if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented during 2005 and 2004 (in thousands, except for numbers of and amounts per share):

	Years ended December 31,
	2005	2004
	Unaudited	Unaudited
Gross revenues	$235,006	$279,184
Net income	$24,822	$80,359
Basic earnings per share	$0.62	$2.01
Diluted earnings per share	$0.59	$2.01
Average shares outstanding during the period presented	40,001,473	39,900,000
Warrants assumed to be outstanding	65,550,000	65,550,000
Proceeds to Company on exercise of warrants	327,750,000	327,750,000
Assumed market price for repurchase of incremental shares	5.15	5.00
Number of shares assumed to be repurchased	63,698,774	65,550,000
Incremental shares on exercise of warrants	1,851,226	—
Total number of shares assumed to be outstanding for dilution purposes	41,852,699	39,900,000

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Cash on hand and at banks	$28,430	$22,089
Short-term investments (Note 5)	64,146	—
Short-term deposits and highly liquid funds	7,082	15,648
Total cash and cash equivalents	$99,658	$37,737

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

NOTE 5:    SHORT TERM INVESTMENTS

The Company invested $64,570 in debt securities (commercial papers) with a face value of $64,632, with original maturities of three months or less. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet.

At December 31, 2006, the fair value of these debt securities was $64,146. The unrealized holding gain on trading securities at December 31, 2006, was $5 and has been included in other income in the consolidated statement of operations.

NOTE 6:    ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Accounts receivable	$34,670	$14,114
Less: Provision for doubtful receivables	(6,435)	(411)
Accounts receivables, net	$28,235	$13,703

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Predecessor
Year ended December 31, 2004	$(2,864)	$(294)	$867	$(2,291)
January 1, 2005 to August 25, 2005	(2,291)	—	880	(1,411)
Successor
August 26, 2005 to December 31, 2005 (*)	—	(411)	—	(411)
Year ended December 31, 2006	(411)	(6,242)	218	(6,435)

(*)	All of the Company’s accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process discussed in Note 3. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2006 two customers from the Vessel Operations segment accounted for 10.0% and 12.3% each of the Company’s revenue, for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company’s revenue, respectively and for the year ended December, 31 2004, one customer from the Vessels Operation segment accounted for approximately 15.92% of the Company’s revenue.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Expressed in thousands of US Dollars—except per share data)

NOTE 7:    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Prepaid voyage costs	$2,297	$3,793
Claims receivables, net	1,047	1,234
Advances to agents	393	829
Inventories	2,300	425
Other	772	157
Total prepaid expenses and other current assets	$6,809	$6,438

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts current due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

NOTE 8:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$131,347	$(10,597)	$120,750
Additions	385	(4,904)	(4,519)
Balance December 31, 2004 (Predecessor)	131,732	(15,501)	116,231
Adjustments	—	(28)	(28)
Additions	311	(3,185)	(2,874)
Balance August 25, 2005 (Predecessor)	132,043	(18,714)	113,329
Revaluation in connection with purchase accounting	63,075	18,714	81,789
Additions	147,153	(3,188)	143,965
Balance December 31, 2005 (Successor)	342,271	(3,188)	339,083
Additions	160,243	(21,014)	139,229
Balance December 31, 2006 (Successor)	$502,514	$(24,202)	$478,312

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$18,930	$(564)	$18,366
Transfer amounts from assets under construction	1,448	—	1,448
Additions	1,814	(667)	1,147
Disposals	(24)	7	(17)
Balance December 31, 2004 (Predecessor)	22,168	(1,224)	20,944
Adjustments	—	8	8
Additions	339	(480)	(141)
Balance August 25, 2005 (Predecessor)	22,507	(1,696)	20,811
Revaluation in connection with purchase accounting	4,192	1,696	5,888
Additions	295	(295)	—
Balance December 31, 2005 (Successor)	26,994	(295)	26,699
Additions	104	(937)	(833)
Balance December 31, 2006 (Successor)	$27,098	$(1,232)	$25,866

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$1,960	$(721)	$1,239
Additions	109	(266)	(157)
Disposals	(229)	171	(58)
Balance December 31, 2004 (Predecessor)	1,840	(816)	1,024
Additions	32	(150)	(118)
Balance August 25, 2005 (Predecessor)	1,872	(966)	906
Revaluation in connection with purchase accounting	(1,068)	966	(102)
Charge to relocation accrual	—	(517)	(517)
Additions	6	(78)	(72)
Balance December 31, 2005 (Successor)	810	(595)	215
Additions	1,098	(199)	899
Balance December 31, 2006 (Successor)	$1,908	$(794)	$1,114

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$152,237	$(11,882)	$140,355
Transfer from assets under construction	1,448	—	1,448
Additions	2,308	(5,837)	(3,529)
Disposals	(253)	178	(75)
Balance December 31, 2004 (Predecessor)	155,740	(17,541)	138,199
Adjustments	—	(20)	(20)
Additions	682	(3,815)	(3,133)
Balance August 25, 2005 (Predecessor)	156,422	(21,376)	135,046
Revaluation in connection with purchase accounting	66,199	21,376	87,575
Charge to relocation accrual	—	(517)	(517)
Additions	147,454	(3,561)	143,893
Balance December 31, 2005 (Successor)	370,075	(4,078)	365,997
Additions	161,445	(22,150)	139,295
Balance December 31, 2006 (Successor)	$531,520	$(26,228)	$505,292

During December 2005 and January 2006, the Company acquired four vessels for a total consideration of approximately $119.8 million ($24.8 million relates to vessel acquired in 2006) from companies affiliated with the Company’s CEO. The purchase price was paid with $80.3 million ($15.2 million relates to vessel acquired in 2006) drawn from the Company’s credit facility, $13.0 million ($4.5 million relates to vessel acquired in 2006) from available cash and issuance of 5,500,854 shares of Company’s common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels, $4.82 per share for the third vessel and $4.42 for the fourth vessel, for a total value of $25.5 million (Note 18). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has to be offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

As of December 31, 2006, Navios had executed all exercisable purchase options comprising four Ultra Handymax and four Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining six option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon and Navios Star, were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006 and December 4, 2006, respectively. The sixth vessel, the Navios Hyperion was delivered on February 26, 2007.

As of December 31, 2006, The Company has deposited $2,055 in a restricted account in connection with the acquisition of Navios Hyperion (Note 24).

NOTE 9:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2006 and 2005 consist of the following:

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	184,329

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2005
Trade name	$90,000	$(986)	$—	89,014
Port terminal operating rights	31,000	(272)	—	30,728
Favorable lease terms	139,680	(8,768)	(13,472)	117,440
Backlog assets	16,830	(2,067)	—	14,763
Backlog liabilities	(16,200)	2,144	—	(14,056)
Total	$261,310	$(9,949)	$(13,472)	237,889

	Successor	Successor	Predecessor
	Amortization Expense Year Ended December 31, 2006	Amortization Expense August 26, 2005 to December 31, 2005	Amortization Expense January 1, 2005 to August 25, 2005	Amortization Expense Year ended December 31, 2004
Trade name	$(2,812)	$(986)	(57)	$(88)
Port terminal operating rights	(774)	(272)	—	—
Favorable lease terms	(11,893)	(8,763)	—	—
Backlog assets	(216)	(2,067)	—	—
Backlog liabilities	805	2,144	—	—
Total	$(14,890)	$(9,944)	$(57)	$(88)

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Trade name	$2,812	$2,812	$2,820	$2,812	$2,812	$14,068
Favorable lease terms	11,949	10,914	11,389	11,358	9,135	54,745
Port terminal operating rights	774	777	774	774	774	3,873
Backlog asset – charter out	5,072	2,279		—	—	7,351
Backlog asset – port terminal	175	175	43		—	393
Backlog liability – charter out	(5,946)	—	—	—	—	(5,946)
	$14,836	$16,957	$15,026	$14,944	$12,721	$74,484

NOTE 10:    INVESTMENT IN AFFILIATES

The Company has a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2006 and 2005, the carrying amount of the investment was $749 and $657, respectively. Dividends received for the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 were $583, $0, $973 and $699, respectively. See Note 18.

NOTE 11:    ACCRUED EXPENSES

Accrued expenses consist of the following:

	Successor	Successor
	December 31, 2006	December 31, 2005
Payroll	$623	$311
Accrued Interest	1,215	707
Accrued voyage expenses	3,531	2,191
Provision for losses on voyages in progress	1,006	—
Accrued lease liability	601	473
Audit fees and related services	978	1,261
Finance fees	545	2,601
Relocation reserve	410	840
Professional fees	1,748	1,120
Other accrued expenses	69	1,749
Total accrued expenses	$10,726	$8,044

NOTE 12:    BORROWINGS

Borrowings consist of the following:

	Successor	Successor
	December 31, 2006	December 31, 2005
Credit Facility	270,106	493,400
Senior notes	300,000	—
Total borrowing	570,106	493,400
Less unamortized discount	(2,044)	—
Less current portion	(8,250)	(54,221)
Total long term borrowings	$559,812	$439,179

Credit facility:    On August 18, 2005, the Company closed out its then existing loan facility and repaid the $49.8 million outstanding on that date. This prepayment was made using available funds and no penalties were incurred. On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and the additional $214 million was set aside to finance the acquisition of ten vessels. As of December 31, 2006, the Company had acquired the ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum, depending on the tranche being borrowed, and the applicable rate from interest rate swaps, which are required by the lender to limit the Company’s exposure to interest rate fluctuations. Amounts drawn under the facility are secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

Portion of the credit facility was repaid in December 2006 as discussed in the next paragraph and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280 million discussed below (see Note 24).

Senior notes:    In December 2006, the Company issued $300 million senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors have agreed to file a registration statement no later than June 29, 2007 with effective date no later than October 1, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement.

The maturity table below reflects the principal payments of the credit facility outstanding balance as of December 31, 2006 for the next 5 years and thereafter are based on the repayment schedule of the new secured Loan Facility with HSH Nordbank and Commerzbank AG (as described above) and and the outstanding amount due under the senior notes.

Year	Amount in million of USD
2007	8.3
2008	11.0
2009	11.0
2010	11.0
2011	11.0
2012 and thereafter	517.8
570.1

NOTE 13:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The principal terms of the interest rate swaps outstanding at December 31, 2006 and 2005 are as follows:

December 31, 2006

Counterparty	HSH Nordbank	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 100,500 declining 18,500 at resetting dates until maturity date	USD 82,000 declining 18,500 at resetting dates until maturity date	USD 79,345 declining 20,796 – 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 12,953 declining 478 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	Quarterly	April and October	April and October	Quarterly
Inception	March 2006	March 2007	December 2007	April 2001	October 2001	July 2001
Maturity	March 2007	June 2008	September 2009	October 2010	October 2006	July 2010

December 31, 2005

Counterparty	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 171,000 declining 100,500 at resetting dates until maturity date	USD 82,000 declining 13,250 at resetting dates until maturity date	USD 11,375 declining 437 at resetting dates until maturity date	USD 13,430 declining 478 at resetting dates until maturity date	USD 10,500 declining 525 at resetting dates until maturity date	USD 10,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	April and October	April and October	February and August	Quarterly
Inception	March 2006	March 2007	April 2001	October 2001	June 2001	July 2001
Maturity	March 2007	June 2008	October 2010	October 2006	February 2006	July 2010

For the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004, the realized gain (loss) on interest rate swaps was $85, $191, $403, and $(301), respectively. As of December 31, 2006 and 2005, the outstanding net liability was $604 and $915, respectively. The unrealized gain as of December 31, 2006 and 2005, was $85 and $787, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Foreign Currency Risk

The Company has not entered into any new Foreign Exchange Currency contracts (FEC’) since March 28, 2005. During the period January 1, 2005 to March 28, 2005, the Company purchased €3,000 at an average rate of 1.30 with a sales value of $3,923. During the year ended December 31, 2004, the Company purchased €2,500 at an average rate of 1.32 with a sales value of $3,290.

These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. The open contracts as of December 31, 2004, were settled quarterly between March 2005 and June 2005. The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $0, $(98), $(462) and $219 for the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, respectively. The unrealized gain (loss) from FECs amounted to $0 for the year ended December 31, 2006, $212 for the period August 26 to December 31, 2005, $(338) for the period January 1 to August 25, 2005, $(44) and $170 for the year ended December 31, 2004, respectively.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 as of December 31, 2006), are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $9,816. For the year ended December 31, 2006, $4.2 million losses, included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’, were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At December 31, 2005 and 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net (losses) gains from FFAs amounted to $19,786, $(2,766), $2,869, and $57,746 for the year ended December 31, 2006, for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

During the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, the changes in net unrealized (losses) gains on FFAs amounted to $12,484, $(17,074), $(23,793) and $599, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	December 31, 2006	December 31, 2005
Short term FFA derivative asset	$51,190	$45,818
Long term FFA derivative asset	—	—
Short term FFA derivative liability	(42,227)	(39,578)
Long term FFA derivative liability	—	—
Net fair value on FFA contracts	$8,963	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(6,202)	$(331)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	$(5,291)	$—

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	December 31, 2006	December 31, 2005
Short term interest rate swap asset	$192	$69
Long term interest rate swap asset	—	28
Short term interest rate swap liability	—	(414)
Long term interest rate swap liability	(797)	(598)
Net fair value of interest rate swap contract	$(604)	$(915)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	December 31, 2006	December 31, 2005
FFAs	$8,963	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(6,202)	(331)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	(5,291)	—
Interest rate swaps	(604)	(915)
Total	$(3,134)	$4,994

Balance Sheet Values

	December 31, 2006	December 31, 2005
Total short term derivative asset	$39,697	$45,556
Total long term derivative asset	—	28
Total short term derivative liability	(42,034)	(39,992)
Total long term derivative liability	(797)	(598)
Total	$(3,134)	$4,994

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

Fair value of financial instruments

The Following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:    The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Forward Contracts:    The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Borrowings:    The carrying amount of the floating rate loan approximates its fair value.

Interest rate swaps:    The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date by obtaining quotes from financial institutions.

Forward freight agreements:    The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	99,658	99,658	37,737	37,737
Restricted cash	16,224	16,224	4,086	4,086
Trade receivables	33,590	33,590	13,703	13,703
Accounts payable	(37,365)	(37,365)	(13,886)	(13,886)
Senior notes	(297,956)	(297,956)	—	—
Long term debt	(270,106)	(270,106)	(493,400)	(493,400)
Interest rate swaps	(604)	(604)	(915)	(915)
Forward Freight Agreements, net	8,963	8,963	6,240	6,240

NOTE 14:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, were approximately $197, $53, $204 and $267, respectively, which included a discretionary contribution of $98, $26, $107 and $137, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 ‘‘Employer’s Accounting for Pension’’.

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to those benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 during the year ended December 31, 2006. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability ($0: December 31, 2006, $47: December 31, 2005) is included in accrued expenses and the non-current portion of the liability ($0: December 31, 2006, $770: December 31, 2005) is included in other long term liabilities.

NOTE 15:    URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company’s Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year’s net income must be set aside until the reserve equals 20% of the subsidiary’s paid in capital. As of December 31, 2006 and 2005, this reserve totals $627 and $451, respectively. As a result of the acquisition of Navios by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary, Navios, the legal reserve is no longer presented as a separate component of stockholders’ equity on the face of the balance sheets at December 31, 2006 and 2005.

NOTE 16:    COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2006 was contingently liable for letters of guarantee and letters of credit amounting to $535 (2005: $500) issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $3.7 million at December 31, 2006 (2005: $2.3 million) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was December 14, 2006.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 17:    LEASES

Charters-in:

As of December 31, 2006, the Company had 16 chartered-in vessels (4 Ultra Handymax and 12 Panamax vessels). The Company has options to purchase nine of them. The first of the option vessels was exercised and is expected to be delivered during the first quarter of 2007 (Note 24).

The future minimum commitments, net of commissions under charters in are as follows (in thousands):

Amount
2007	$38,232
2008	44,870
2009	40,949
2010	33,511
2011	28,239
2012 and thereafter	118,468
$304,269

Charter hire expense for chartered-in vessels amounted to $59,774, $28,938, $79,244 and $157,912 for the year ended December 31, 2006, for the period from August 26, 2005 to December 31, 2005, period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2007	$169,348
2008	102,103
2009	22,274
2010 and thereafter	934
$294,659

Revenues from time charter are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Office space:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2007	$872
2008	888
2009	897
2010	897
2011	671
2012 and thereafter	3,215
Total minimum lease payments (*)	$7,440

(*)	Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end of the sublease agreement, under a non cancelable sublease.

Rent expense for office space amounted to $1,038, $170, $337 and $421 for the year ended December 31, 2006, the period from August 26, 2005 to December 31, 2005, the period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. The above table only incorporates the lease commitment on both offices as above. See Notes 3 and 18 for further information on the office relocation and the new lease.

NOTE 18:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares related to vessels delivered) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki— Ikodomiki—Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $554) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and during the year ended December 31, 2004 were $187, $455, $157, and $877, respectively. The Company owns fifty percent of the common stock of Acropolis. During the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and the year ended December 31, 2004 the Company received dividends of $583, $0, $972, and $699, respectively.

Loans from stockholders:    Prior to acquisition of the Company on August 25, 2005, an initial stockholder of International Shipping Enterprises, Inc. (the ‘‘ISE’’), who became an officer and principal stockholder of the Company, advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by the Company following completion of the August 25, 2005 transaction.

Loans to stockholders:    In November 2002 Navios (predecessor) issued a promissory note for $367 to Kastella Trading, Inc. (‘‘Kastella’’), a Marshall Islands corporation. Interest was accrued at 4.6% per year and was payable at the note’s due date. Kastella was wholly owned by one of Navios (predecessor) executives. This loan was fully repaid in 2004 and the interest received was $33 and is included in the December 31, 2004 consolidated statement of operations.

In August 2004 Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

Balances due to related parties:    Included in the trade accounts payable at December 31, 2006 is an amount of $164 (2005: $90), which is due to Acropolis Chartering and Shipping Inc.

Exercise of warrants:    On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Ms. Angeliki Frangou, Navios’ Chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise all of her 6,666,280 warrants.

NOTE 19:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to this the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see note 8), Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008 (44,239,319 shares outstanding and 65,550,000 warrants outstanding as of December 31, 2005).

NOTE 20:    DISPOSAL OF FIXED ASSETS

No fixed assets were disposed of in 2006 and 2005.

In 2004, the following fixed assets were disposed of:

Fixed assets	Net Sales Proceeds	Net Book Value	Gain on Sale
Payloaders	$112	$(58)	$54
Uniloaders	24	(17)	7
	$136	$(75)	$61

NOTE 21:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

	Successor	Successor	Successor
	Vessel Operations for the Year Ended December 31, 2006	Port Terminal Operations for the Year Ended December 31, 2006	Total for the Year Ended December 31, 2006
Revenue	$197,410	$8,555	$205,965
Gain on forward freight agreements	19,786	—	19,786
Interest income	3,821	11	3,832
Interest expense	(47,429)	—	(47,429)
Depreciation and amortization	(36,007)	(1,712)	(37,719)
Equity in net earnings of affiliate companies	674	—	674
Net income	18,236	2,833	21,069
Total assets	871,860	72,923	944,783
Capital expenditures	161,341 (*)	104	161,445
Investment in affiliates	$749	$—	$749

(*)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel and $38.6 million transferred from vessels favorable lease terms and backlogs in connection with the acquisition of five option vessels.

	Vessel Operations			Port Terminal		Total
	Successor August 26, 2005 to December 31, 2005		Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005
Revenue	$74,296		152,668	$2,080	5,962	$76,376	158,630
Gain (loss) on forward freight agreements	(2,766)		2,869	—	—	(2,766)	2,869
Interest income	1,162		1,349	1	1	1,163	1,350
Interest expense	(11,892)		(1,677)	—	—	(11,892)	(1,677)
Depreciation and amortization	(13,016)		(3,391)	(566)	(481)	(13,582)	(3,872)
Equity in net income of affiliated companies	285		788	—	—	285	788
Net income	1,856		48,517	305	2,820	2,161	51,337
Total assets	715,996		256,867	73,387	28,088	789,383	284,955
Capital expenditures	147,363	(**)	777	295	3,487	147,658	4,264
Investments in affiliates	$657		372	$—	—	$657	372

(**)	Includes $21.3 million non-cash consideration in the form of common stock issued in connection with the purchase of three vessels and $13.4 million transferred from vessel purchase options in connection with the acquisition of two option vessels

	Predecessor	Predecessor	Predecessor
	Vessel Operations for the Year Ended December 31, 2004	Port Terminal Operations for the Year Ended December 31, 2004	Total for the Year Ended December 31, 2004
Revenue	$271,536	$7,648	$279,184
Gain on forward freight agreements	57,746	—	57,746
Interest income	787	2	789
Interest expense	(3,140)	(310)	(3,450)
Depreciation and amortization	(5,258)	(667)	(5,925)
Equity in net earnings of affiliate companies	763	—	763
Net income	123,841	3,291	127,132
Total assets	309,022	24,270	333,292
Capital expenditures	494	4,609	5,103
Investment in affiliates	$557	$—	$557

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Successor		Predecessor
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2004
North America	$19,354	$5,767	$20,206	$38,201
South America	19,908	3,512	9,287	7,808
Europe	90,427	41,614	78,007	119,393
Australia	—	554	2,587	12,943
Asia	73,666	24,929	48,318	99,356
Other	2,060	—	225	1,483
Total	$205,415	$76,376	$158,630	$279,184

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $478,312 and $339,083 at December 31, 2006 and 2005, respectively. For Port Terminal, all long-lived assets are located in Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $25,866 and $26,699 at December 31, 2006 and 2005, respectively.

NOTE 22:    EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by ISE. All earnings per share calculations for periods prior to the August 25, 2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. Fully diluted earnings per share assumes that the 56,444,569 and 65,550,000 warrants outstanding as of December 31, 2006 and 2005, respectively, were exercised at the warrant price of $5.00 each generating proceeds of $282.2 and $327.8 million respectively and these proceeds were used to buy back shares of common stock at the average market price during the period. The warrants will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Successor		Predecessor
	Year ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year ended December 31, 2004
Numerator:
Net income	21,069	2,161	51,337	127,132
Denominator:
Denominator for basic earning per share – weighted average shares	54,894,402	40,189,356	874,584	909,205
Dilutive potential common shares Warrants outstanding – weighted average	56,444,569	65,550,000	—	—
Proceeds on exercises of warrants	282,222,845	327,750,000	—	—
Number of shares to be repurchased	55,809,283	60,500,802	—	—
Dilutive effect of securities – warrants	635,286	5,049,198	—	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	55,529,688	45,238,554	874,584	909,205
Basic earnings per share	0.38	0.05	58.7	139.83
Diluted earnings per share	0.38	0.05	58.7	139.83

NOTE 23:    INCOME TAXES

Marshall Islands, Greece, Liberia and Panama, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Liberia and Panama the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Certain of the Company’s subsidiaries are registered as Law 89 companies in Greece. These Law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the Law 89 companies conduct only business activities that qualify for the exemption of Greek income tax, no provision has been made for Greek income tax with respect to income derived by these Law 89 companies from their business operations in Greece.

Corporacion Navios Sociedad Anonima is located in a tax free zone and is not liable to income or other tax.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the ‘‘Code’’), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 24.    OTHER FINANCIAL INFORMATION

The Company’s 9½% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Corporación Navios Sociedad Anonima (‘‘non-guarantor subsidiary’’) and those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiaries and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the year ended December 31, 2006 (in 000s US$ )	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	197,410	8,555	—	205,965
(Loss) gain on forward freight agreements	—	19,786	—	—	19,786
Time charter, voyage and port terminal expenses	—	(80,620)	(4,097)	—	(84,717)
Direct vessel expenses	—	(19,863)	—	—	(19,863)
General and administrative expenses	(1,866)	(12,699)	—	—	(14,565)
Depreciation and amortization	(2,812)	(33,194)	(1,713)	—	(37,719)
Provisions for losses on accounts receivable	—	(6,242)		—	(6,242)
Interest income	2,735	1,086	11	—	3,832
Interest expenses and finance cost, net	(47,429)	—	—	—	(47,429)
Other income	5	1,735	79	—	1,819
Other expense	(47)	(425)	—	—	(472)
Income before equity in net earnings of affiliate companies	(49,414)	66,974	2,835	—	20,395
Income from subsidiaries	70,483		—	(70,483)	—
Equity in net earnings of affiliated companies	—	674	—	—	674
Net Income	21,069	67,648	2,835	(70,483)	21,069

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the period from August 26, 2005 to December 31, 2005 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	74,295	2,081	—	76,376
(Loss) gain on forward freight agreements	—	(2,766)	—	—	(2,766)
Time charter, voyage and port terminal expenses	—	(37,892)	(1,227)	—	(39,119)
Direct vessel expenses	—	(3,137)	—	—	(3,137)
General and administrative expenses	(514)	(4,068)	—	—	(4,582)
Provision for losses on accounts receivable	—	(411)	—	—	(411)
Depreciation and amortization	(986)	(12,030)	(566)	—	(13,582)
Interest income	400	762	1	—	1,163
Interest expenses and finance cost, net	(11,892)	—	—	—	(11,892)
Other income	—	35	17	—	52
Other expense	—	(226)	—	—	(226)
Income before equity in net earnings of affiliate companies	(12,992)	14,562	306		1,876
Income from subsidiaries	15,153		—	(15,153)	—
Equity in net earnings of affiliated companies	—	285	—	—	285
Net Income	2,161	14,847	306	(15,153)	2,161

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Predecessor Income Statement for the period from January 1, 2005 to August 25, 2005 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	152,668	5,962	—	158,630
(Loss) gain on forward freight agreements	—	2,869	—	—	2,869
Time charter, voyage and port terminal expenses	—	(89,175)	(2,631)	—	(91,806)
Direct vessel expenses	—	(5,650)	—	—	(5,650)
General and administrative expenses	—	(9,964)	—	—	(9,964)
Depreciation and amortization	(57)	(3,334)	(481)	—	(3,872)
Interest income	8	1,728	1	(387)	1,350
Interest expenses and finance cost, net	—	(2,064)	—	387	(1,677)
Other income	—	1,426	—	—	1,426
Other expense	48	(773)	(32)	—	(757)
Income before equity in net earnings of affiliate companies	(1)	47,731	2,819	—	50,549
Income from subsidiaries	51,338	—	—	(51,338)	—
Equity in net earnings of affiliated companies	—	788	—	—	788
Net Income	51,337	48,519	2,819	(51,338)	51,337

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Predecessor Income Statement for the year ended December 31, 2004 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	271,536	7,648	—	279,184
(Loss) gain on forward freight agreements	—	57,746	—	—	57,746
Time charter, voyage and port terminal expenses	—	(176,628)	(3,398)	—	(180,026)
Direct vessel expenses	—	(8,224)	—	—	(8,224)
General and administrative expenses	—	(12,722)	—	—	(12,722)
Depreciation and amortization	(88)	(5,170)	(667)	—	(5,925)
Gains from sales of assets		54	7		61
Interest income	6	783	388	(388)	789
Interest expenses and finance cost, net	—	(3,528)	(310)	388	(3,450)
Other income	—	365	9	—	374
Other expense	(1)	(1,437)	—	—	(1,438)
Income before equity in net earnings of affiliate companies	(83)	122,775	3,677	—	126,369
Income from subsidiaries	127,216	—	—	(127,216)	—
Equity in net earnings of affiliated companies	—	763	—	—	763
Net Income	127,133	123,538	3,677	(127,216)	127,132

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Balance Sheet as at December 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	77,476	20,592	1,590	—	99,658
Restricted cash	—	16,224	—	—	16,224
Accounts receivable, net	—	27,799	436	—	28,235
Intercompany receivables	456,634	125,511	—	(582,145)	—
Short term derivative assets	—	39,697	—	—	39,697
Short term backlog asset	—	5,071	175	—	5,246
Prepaid expenses and other current assets	170	6,548	91	—	6,809
Total current assets	534,280	241,442	2,292	(582,145)	195,869
Deposit on exercise of vessel purchase options	—	2,055	—	—	2,055
Vessels, port terminal and other fixed assets, net	—	479,404	25,888	—	505,292
Investments in subsidiaries	313,498	—	—	(313,498)	—
Investment in associates and joint ventures	—	749	—	—	749
Deferred financing cost, net	11,454	—	—	—	11,454
Deferred dry dock and special survey costs, net	—	3,546	—	—	3,546
Goodwill and other intangibles	112,060	69,015	44,743	—	225,818
Total non-current assets	437,012	554,769	70,631	(313,498)	748,914
Total Assets	971,292	796,211	72,923	(895,643)	944,783
LIABILITIES AND STOCKHOLDERS EQUITY
Accounts payable	2,337	35,029	—	—	37,366
Accrued expenses and other current liabilities	1,166	13,834	383	—	15,383
Intercompany Payables	125,511	403,966	52,668	(582,145)	—
Short term derivative liability	—	42,034	—	—	42,034
Short term backlog liability	—	5,946	—	—	5,946
Current portion of long term debt	8,250	—	—	—	8,250
Total current liabilities	137,264	500,809	53,051	(582,145)	108,979
Long term debt, net of current portion	559,812	—	—	—	559,812
Long term liabilities	—	947	32	—	979
Long term derivative liability	—	797	—	—	797
Total non-current liabilities	559,812	1,744	32	—	561,588
Total liabilities	697,076	502,553	53,083	(582,145)	670,567
Total stockholders’ equity	274,216	293,658	19,840	(313,498)	274,216
Total Liabilities and Stockholders’ Equity	971,292	796,211	72,923	(895,643)	944,783

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Balance Sheet as at December 31, 2005	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	4,781	32,436	520	—	37,737
Restricted cash	—	4,086	—	—	4,086
Accounts receivable, net	—	13,497	206	—	13,703
Intercompany receivables	341,466	3,857	—	(345,323)	—
Short term derivative assets	—	45,556	—	—	45,556
Short term backlog asset	—	6,844	175	—	7,019
Prepaid expenses and other current assets	13	6,330	95	—	6,438
Total current assets	346,260	112,606	996	(345,323)	114,539
Deposit on exercise of vessel options		8,322	—	—	8,322
Vessels, port terminal and other fixed assets, net	—	339,298	26,699	—	365,997
Long term derivative asset	—	28	—	—	28
Investments in subsidiaries	236,266	—	—	(236,266)	—
Investment in associates and joint ventures	—	657	—	—	657
Deferred financing cost, net	11,677	—	—	—	11,677
Deferred dry dock and special survey costs, net	—	2,448	—	—	2,448
Goodwill and other intangibles	114,873	125,150	45,692	—	285,715
Total non-current assets	362,816	475,903	72,391	(236,266)	674,844
Total Assets	709,076	588,509	73,387	(581,589)	789,383
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	81	13,805	—	—	13,886
Accrued expenses and other current liabilities	3,980	13,065	351	—	17,396
Intercompany Payables	3,857	288,776	52,690	(345,323)	—
Short term derivative liability	—	39,992	—	—	39,992
Short term backlog liability	—	8,109	—	—	8,109
Current portion of long term debt	54,221	—	—	—	54,221
Total current liabilities	62,139	363,747	53,041	(345,323)	133,604
Long term debt, net of current portion	439,179	—	—	—	439,179
Long term liabilities	—	8,244	—	—	8,244
Long term derivative liability	—	598	—	—	598
Total non-current liabilities	439,179	8,842	—	—	448,021
Total liabilities	501,318	372,589	53,041	(345,323)	581,625
Total stockholders’ equity	207,758	215,920	20,346	(236,266)	207,758
Total Liabilities and Stockholders’ Equity	709,076	588,509	73,387	(581,589)	789,383

Successor Cash flow statement

for the year ended December 31, 2006	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	(44,257)	99,493	1,196	—	56,432
Cash flows from investing activities
Deposits for the purchase of vessels	—	(2,055)	—	—	(2,055)
Acquisition of Vessels	—	(108,117)	—	—	(108,117)
Acquisition of fixed assets	—	(1,165)	(126)	—	(1,291)
Net cash provided by/(used in) investing activity	—	(111,337)	(126)	—	(111,463)
Cash flows from financing activities
Issuance of common stock	65,453	—	—	—	65,453
Deferred finance cost	(7,775)		—	—	(7,775)
Proceeds from long term borrowing	415,109		—	—	415,109
Principal payment on long term debt	(340,453)		—	—	(340,453)
Dividends (paid)/received	(15,382)	—	—	—	(15,382)
	116,952	—	—	—	116,952
Net increase (decrease) in cash and cash equivalents	72,695	(11,844)	1,070	—	61,921
Cash and cash equivalents, at beginning of year	4,781	32,436	520	—	37,737
Cash and cash equivalents, at end of year	77,476	20,592	1,590	—	99,658

Successor Cash flow statement

for the period from August 26, 2005 to December 31, 2005	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	(578,448)	602,953	(134)	—	24,371
Cash flows from investing activities
Deposits for the purchase of vessels	—	(8,322)	—	—	(8,322)
Acquisition of Vessels	—	(110,831)	—	—	(110,831)
Acquisition of fixed assets	—	—	(294)	—	(294)
Net cash provided by/(used in) investing activity	—	(119,153)	(294)	—	(119,447)
Cash flows from financing activities
Proceeds from long term loans	105,900	—	—	—	105,900
Repayment of long term debt and payment of principal	—	(126,870)	—	—	(126,870)
Deferred finance cost	(12,930)	9,143	—	—	(3,787)
Movement in long term borrowings	387,500	(387,500)	—	—	—
Cash received from downstream merger	102,259	—	—	—	102,259
Repayment of shareholders loan	—	(8,622)	—	—	(8,622)
	582,729	(513,849)	—	—	68,880
Net increase (decrease) in cash and cash equivalents	4,281	(30,049)	(428)	—	(26,196)
Cash and cash equivalents, at beginning of period	500	62,485	948	—	63,933
Cash and cash equivalents, at end of period	4,781	32,436	520	—	37,737

Predecessor Cash flow statement

for the period from January 1, 2005 to August 25, 2005	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	(1,983)	70,022	3,906	—	71,945
Cash flows from investing activities
Acquisition of fixed assets	—	(864)	(3,400)	—	(4,264)
Net cash provided by/(used in) investing activity	—	(864)	(3,400)	—	(4,264)
Cash flows from financing activities
Principal payment on long term debt	—	(50,506)	—	—	(50,506)
	—	(50,506)	—	—	(50,506)
Net increase (decrease) in cash and cash equivalents	(1,983)	18,652	506	—	17,175
Cash and cash equivalents, at beginning of period	2,483	43,833	442	—	46,758
Cash and cash equivalents, at end of period	500	62,485	948	—	63,933

Predecessor Cash flow statement

for the year ended December 31, 2004	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	55,243	65,686	16,289	—	137,218
Cash flows from investing activities
Proceeds from sale of assets	57	79	—	—	136
Acquisition of fixed assets	—	(511)	(4,592)	—	(5,103)
Net cash provided by/(used in) investing activity	57	(432)	(4,592)	—	(4,967)
Cash flows from financing activities
Acquisition of common stock	(9,000)	—	—	—	(9,000)
Deferred finance cost		(438)	—	—	(438)
Proceeds from long term borrowing	—	91,506	—	—	91,506
Principal payment on long term debt	—	(126,439)	(12,750)	—	(139,189)
Redemption of preferred stock	(3,875)	(11,314)	—	—	(15,189)
Repayment of shareholders loan	—	367	—	—	367
Dividends paid	(40,000)	—	—	—	(40,000)
	(52,875)	(46,318)	(12,750)	—	(111,943)
Net increase (decrease) in cash and cash equivalents	2,425	18,936	(1,053)	—	20,308
Cash and cash equivalents, at beginning of year	58	24,897	1,495	—	26,450
Cash and cash equivalents, at end of year	2,483	43,833	442	—	46,758

NOTE 25:    SUBSEQUENT EVENTS

(a)	On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered.

Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,527 new shares of common stock were issued. Following the issuance of the new shares Navios has 82,013,654 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

(b)	On January 10, 2007, Navios filed with SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

(c)	On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange (‘‘NYSE’’). The shares of common stock and warrants began trading on the NYSE commencing the opening of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively. As of February 22, 2007, the Company’s common stock and warrants are no longer trading as a unit. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

(d)	In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

(e)	On February 26, 2007, Navios took delivery of the vessel Navios Hyperion by exercising its purchase option. Previously the vessel was operating under Company’s chartered-in fleet. The vessel’s purchase price was approximately $20.2 million.

(f)	On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. It is anticipated that the net cash consideration to be paid for the shares will be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. As part of the acquisition Navios has also assumed Kleimar’s outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is the owner and operator of capesize and panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 vessels, of which it has ownership interest on three of them. The long-term chartered-in fleet consists of five capesize vessels, three panamaxes and one handymax.

Kleimar also has purchase option on two of the capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

The purchase of Kleimar was financed by existing cash and a $120 million revolver credit facility with HSH Nordbank AG. Navios expects that the resulting use of debt will be in line with Navios’ current leverage. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings stand point.

Following is the preliminary allocation of the purchase price:

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Long term debt assumed, net of cash retained	17,988
Acquisition costs	3,500
Adjusted purchase price	187,088
Fair Value of Tangible Assets
Vessel Asteriks	26,750
Obeliks contract	24,225
Purchase options – near term	105,951
Purchase options – long term	6,292
Vessel Vanessa contract	22,412
Net working capital	(11,808)
Total tangible value	173,822
Goodwill	$13,266

(g)	On February 21, 2007, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on March 30, 2007 to stockholders of records as of March 19, 2007.

NOTE 26:	SUBSEQUENT EVENTS (UNAUDITED) AFTER THE DATE OF THE AUDIT REPORT

a)	On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share on vessel Asteriks (the remaining 50% held by Kleimar NV). The purchase of White Narcissus Marine S.A. was financed by the use of a portion of the $120 million revolving credit facility with HSH Nordbank A.G. White Narcissus Marine S.A.’s only asset consists of its investment in the vessel Asteriks. White Narcissus Marine S.A. does not have any other operations, liabilities or employees.

b)	On May 14, 2007, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on June 15, 2007 to stockholders of record as of the close of business on May 31, 2007.

c)	On May 30, 2007, Navios issued 13,225,000 shares of common stock following the offering 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The gross cash proceeds from the above share capital issuance were $132.2 million.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars)

	Notes	March 31, 2007	December 31, 2006
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	4,9	$71,129	$99,658
Restricted cash	9	29,671	16,224
Accounts receivable, net of allowance for doubtful accounts of $5,886 as at March 31, 2007 and $6,435 as at December 31, 2006		29,754	28,235
Short term derivative asset	9	90,762	39,697
Short term backlog asset	7	5,260	5,246
Deferred tax asset		2,235	—
Prepaid expenses and other current assets		11,778	6,809
Total current assets		240,589	195,869
Deposit on exercise of vessels purchase options		—	2,055
Vessels, port terminal and other fixed assets, net	6	527,955	505,292
Long term derivative assets	9	1,747	—
Deferred financing costs, net		13,877	11,454
Deferred dry dock and special survey costs, net		3,219	3,546
Investments in Leased Assets		66,300	—
Investments in Joint Venture		27,712	—
Investments in affiliates		239	749
Long term backlog asset	7	1,189	2,497
Trade name	7	85,508	86,202
Port terminal operating rights	7	29,763	29,954
Favorable lease terms	7	313,574	66,376
Goodwill		69,357	40,789
Total non-current assets		1,140,440	748,914
Total Assets		$1,381,029	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$32,597	$37,366
Accrued expenses		24,849	10,726
Deferred voyage revenue		16,435	4,657
Short term derivative liability	9	130,846	42,034
Short term backlog liability	7	3,947	5,946
Current portion of long term debt	8	13,415	8,250
Total current liabilities		222,089	108,979
Senior notes, net of discount		298,007	297,956
Long term debt, net of current portion	8	321,130	261,856
Unfavorable lease terms		128,609	—
Long term liabilities		942	979
Long term derivative liability	9	2,240	797
Deferred tax Liability		55,450	0
Total non-current liabilities		806,378	561,588

	Notes	March 31, 2007	December 31, 2006
		(unaudited)
Total liabilities		1,028,467	670,567
Commitments and Contingencies	12
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued			—
Common stock – $0.0001 par value, authorized 250,000,000 shares (120,000,000 shares as of December 31, 2006), issued and outstanding 82,013,654 and 62,088,127 as of March 31, 2007 and December 31, 2006, respectively	11	8	6
Additional paid-in capital	11	342,747	276,178
Accumulated other comprehensive income/(loss)	9	(7,362)	(9,816)
Retained earnings		17,169	7,848
Total stockholders’ equity		352,562	274,216
Total Liabilities and Stockholders’ Equity		$1,381,029	$944,783

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

	Note	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
		(unaudited)	(unaudited)
Revenue	14	$101,842	$49,169
Gain (loss) on Forward Freight Agreements	9	2,854	1,662
Time charter, voyage and port terminal expenses		(60,440)	(20,767)
Direct vessel expenses		(6,158)	(3,673)
General and administrative expenses		(4,293)	(3,596)
Depreciation and amortization	6,7	(6,977)	(10,120)
Interest income from investments in finance lease		560	—
Interest income		1,523	468
Interest expense and finance cost, net	8	(13,471)	(9,206)
Other income		168	934
Other expense		(474)	(43)
Income before equity in net earnings of affiliate companies and joint venture		15,134	4,828
Equity in net Earnings of Affiliated Companies and Joint Venture		828	154
Net Income before Taxes		15,962	4,982
Income Taxes		(1,179)	—
Net income		$14,783	$4,982
Less:
Incremental fair value of securities offered to induce warrants exercise		(4,195)	—
Income available to common shareholders		10,588	4,982
Earnings per share, basic		$0.14	$0.11
Weighted average number of shares, basic	15	76,257,391	45,336,324
Earnings per share, diluted		$0.13	$0.11
Weighted average number of shares, diluted	15	82,937,670	45,336,324

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$14,783	$4,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	6,977	10,120
Amortization of deferred financing cost		447	653
Amortization of deferred dry dock costs		401	263
Amortization of backlog		(704)	494
Provision for losses on accounts receivable		(550)	—
Unrealized (gain) loss on FFA derivatives		1,767	(1,878)
Deferred taxation		1,167	—
Unrealized (gain) loss on interest rate swaps		834	(926)
Earnings in affiliates and joint ventures, net of dividends received		(452)	301
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(13,447)	(2,706)
Decrease (increase) in accounts receivable		(252)	8,407
(Increase) decrease in prepaid expenses and other current assets		(1,485)	(769)
Increase (decrease) in accounts payable		(14,125)	(3,817)
Increase (decrease) in accrued expenses		7,610	(4,683)
Increase (decrease) in deferred voyage revenue		11,778	(603)
(Decrease) increase in long term liability		(37)	(198)
Increase (decrease) in derivative accounts		36,368	189
Payments for dry dock and special survey costs		(74)	(1,132)
Net cash provided by operating activities		51,006	8,697
INVESTING ACTIVITIES:
Acquisition of vessels	6,13	(18,361)	(73,652)
Acquisition of subsidiary, net of cash acquired	3	(145,436)	—
Purchase of property and equipment	6	(147)	(927)
Net cash (used in) provided by investing activities		(163,944)	(74,579)
FINANCING ACTIVITIES:
Proceeds from long term loan	8	22,075	77,964
Repayment of long term debt	8	(280)	(15,022)
Receipts from finance lease		1,505	—
Dividends paid		(5,462)	(3,023)
Issuance of common stock	11	66,571	—
Net cash provided by (used in) financing activities		84,409	59,919
(Decrease) increase in cash and cash equivalents		(28,529)	(5,963)
Cash and cash equivalents, beginning of period		99,658	37,737
Cash and cash equivalents, end of period		$71,129	$31,774
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$3,221	$8,581

See Note 11 for issuance of shares in connection with the acquisition of vessels

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars—except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2005 (Successor)	44,239,319	$4	$205,593	$2,161	—	$207,758
Net income	—	—	—	21,069	—	21,069
- Change in fair value of financial instruments	—	—	—	—	(13,987)	(13,987)
- Reclassification to earnings					4,171	4,171
Total Comprehensive income						11,253
Issuance of common stock in connection with the acquisition of vessels (Note 6)	1,161,535	—	5,134	—	—	5,134
Issuance of common stock	16,687,273	2	65,451	—	—	65,453
Dividends declared ($3,024 paid)	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006	62,088,127	$6	$276,178	$7,848	$(9,816)	$274,216
Net income				14,783		14,783
Other comprehensive income/(loss)
- Reclassification to earnings					2,454	2,454
Issuance of common stock (Note 11)	19,925,527	2	66,569			66,571
Dividends declared ($5,462 paid)				(5,462)		(5,462)
Balance March 31, 2007 (unaudited)	82,013,654	$8	$342,747	$17,169	$(7,362)	$352,562

See unaudited condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)

NOTE 1:    DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax, Panamax and Capesize vessels, one Product Handysize tanker (acquired in connection with the acquisition of Kleimar) and a fleet of chartered-in Panamax, Capesize and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying interim consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States Generally Accepted Accounting Principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios’ annual report filed on Form 20-F with the Securities Exchange Commission.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates and Joint Ventures:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint Ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

Companies included in the consolidation:

Company Name	Nature / Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.
Navios Corporation	Sub-Holding Company	Marshall Is.
Navios International Inc.	Operating Company	Marshall Is.
Navimax Corporation	Operating Company	Marshall Is.
Navios Handybulk Inc.	Operating Company	Marshall Is.
Corporation Navios SA	Operating Company	Uruguay
Hestia Shipping Ltd.	Operating Company	Malta
Anemos Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.
Navios Shipmanagement Inc.	Management Company	Marshall Is.
NAV Holdings Limited	Sub-Holding Company	Malta
Kleimar N.V. (1)	Operating Company	Belgium
Bulkinvest S.A (1)	Operating Company	Luxemburg
Achilles Shipping Corporation	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.
Arc Shipping Corporation	Navios Arc	Marshall Is.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

Company Name	Nature / Vessel Name	Country of Incorporation
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.
Magellan Shipping Corporation	Navios Magellan	Marshall Is.
Star Maritime Enterprises Corporation	Navios Star	Marshall Is.
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.
Acropolis Chartering & Shipping Inc. (2)	Brokerage Company	Liberia

(1)	This company was acquired on February 2, 2007.
(2)	This company is 50% owned by Navios and is accounted for on the equity basis.

(c)	Leases: Vessel leases where the Company is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(d)	Deferred taxation: The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not. During interim periods, the Company recognized tax expense at the estimated annual effective rate.

(e)	Recent Accounting Pronouncements: In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments-an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets-an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. This statement was effective for Navios for the fiscal year beginning on January 1, 2007 and did not have a material effect on its consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

In June 2006, the Financial Accounting Standard Board issued FIN 48 ‘‘Accounting for uncertainty in income taxes, an interpretation of FASB statement 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for the first fiscal year that begins after December 15, 2006. This interpretation was effective for Navios for the fiscal year beginning on January 1, 2007 and it did not have a material effect on its consolidated financial statements.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for Navios for the fiscal year beginning on January 1, 2008.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements.

NOTE 3:    ACQUISITION

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to customary indemnification provisions (related to disclosed legal proceedings, etc). At the time of the acquisition, Kleimar had outstanding debt of approximately $39.8 million.

Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 (including two long-term charter-in vessels to be delivered) vessels, of which it has an ownership interest on three of them. The long-term chartered-in fleet consists of four Capesize vessels and two Panamaxes.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

Kleimar also has purchase options on two of the Capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

The purchase of Kleimar was financed by existing cash and the use of the $120 million revolving credit facility with HSH Nordbank AG. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings standpoint.

The preliminary purchase accounting adjustments, presented in the following table, result from of a valuation process that included the use of independent appraisers. The purchase price allocation remains preliminary pending the finalization of the working capital adjustment. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at February 2, 2007:

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Long term debt assumed, net of cash retained	17,692
Acquisition costs	1,969
Adjusted purchase price	185,261
Fair Value of assets and liabilities acquired
Investments in joint ventures	26,750
Investment in finance lease (vessel Obeliks)	47,846
Favorable purchase options held by Kleimar	36,517
Favorable Leases	226,093
Investment in finance lease (vessel Vanessa)	19,959
Unfavorable purchase options held by third parties	(15,890)
Unfavorable leases	(120,109)
Deferred Taxes	(52,048)
Other long term assets	180
Net working capital	(12,605)
Total fair value of assets and liabilities acquired	156,693
Goodwill	$28,568

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

Description	Weighted Average Amortization Period (Years)	February 2, 2007 to March 31, 2007 Amortization
Favorable lease terms	8.7	$(5,232)
Favorable vessel purchase option (*)	—	$—
Unfavorable Leases	4.1	$7,390
Unfavorable Purchase options (**)	—	$—

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.
(**)	The liability for purchase options held by third parties are not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss on sale of the related vessel.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Favorable lease terms	$(31,395)	$(31,395)	$(30,777)	$(19,169)	$(18,395)	$(131,131)
Unfavorable Leases	35,811	22,200	16,951	9,936	8,299	93,197
	$4,416	$(9,195)	$(13,826)	$(9,233)	$(10,096)	$(37,934)

The following is a summary of the acquired identifiable intangible assets as of March 31, 2007:

Description	Gross Amount	Accumulated Amortization	Net Amount
Favorable lease terms	$226,093	$(5,232)	$220,861
Favorable vessel purchase option	$36,517	$—	$36,517
Unfavorable Leases	$(120,109)	$7,390	$(112,719)
Unfavorable Purchase options	$(15,890)	$—	$(15,890)
Totals	$126,611	$2,158	$128,769

The following table presents the unaudited pro forma results as if the acquisition had occurred at the beginning of each of the three month periods ended March 31, 2007 and 2006 (in thousands, except for amounts per share):

	Three Months Ended March 31,
	2007	2006
Gross revenues	$128,210	$124,670
Net income	$13,426	$4,609
Basic earnings per share	$0.18	$0.10
Diluted earnings per share	$0.16	$0.10

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of each of the periods presented. The basic and diluted earnings per share calculations assume that the shares outstanding at March 31, 2007, were outstanding throughout the period. See Note 10 for more information on earnings per share calculations.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	March 31, 2007	December 31, 2006
Cash on hand and at banks	$18,805	$28,430
Short-term investments (Note 5)	29,187	64,146
Short-term deposits and highly liquid funds	23,137	7,082
Total cash and cash equivalents	$71,129	$99,658

NOTE 5:    SHORT TERM INVESTMENTS

Short term investments relates to debt securities (commercial papers). These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet. During the three months ended March 31, 2007, such securities were used for general financing purposes.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

At March 31, 2007 and December 31, 2006, the fair value of these debt securities was $29,187 and $64,146, respectively. The unrealized holding gain on trading securities during the three month period ended March 31, 2007 and the year ended December 31, 2006, was $3 and $5, respectively, and has been included in other income in the consolidated statement of operations.

NOTE 6:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$502,514	$(24,202)	$478,312
Additions	28,550	(5,911)	22,639
Balance March 31, 2007	531,064	(30,113)	500,951

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$27,098	$(1,232)	$25,866
Additions	—	(229)	(229)
Balance March 31, 2007	27,098	(1,461)	25,637

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$1,908	$(794)	$1,114
Additions	147	(63)	253
Acquisition of subsidiary	169
Balance March 31, 2007	2,224	(857)	1,367

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2006	$531,520	$(26,228)	$505,292
Additions	28,866	(6,203)	22,663
Balance March 31, 2007	560,386	(32,431)	527,955

As of March 31, 2007, Navios had exercised all exercisable purchase options comprising four Ultra Handymax and five Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining seven option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion, were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

NOTE 7:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of March 31, 2007 and December 31, 2006 consist of the following:

March 31, 2007	Balance	Accumulated Amortization	Transfer to vessel cost	Purchase Accounting Adjustments	Net Book Value (March 31, 2007)
Trade name	$90,000	$(4,492)	$—	$—	$85,508
Port terminal operating rights	31,000	(1,237)	—	—	29,763
Unfavorable lease terms	—	7,390	—	(135,999)	(128,609)
Favorable lease terms	76,671	(15,253)	(10,454)	262,610	313,574
Backlog assets	14,829	(8,380)	—	—	6,449
Backlog liabilities	(16,200)	12,253	—		(3,947)
Total	$196,300	$(9,719)	$(10,454)	$126,611	$302,738

December 31, 2006	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	$86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	$184,329

NOTE 8:    BORROWINGS

On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount up to $649 million. Of the $649 million, $435 million was related to the outstanding balance of the credit facility described above and up to $214 million was set aside to finance the acquisition of ten vessels. As of June 30, 2006, the Company had acquired the above ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the Bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

Senior notes:    In December 2006, the Company issued $300 million senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (3) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors have agreed to file a registration statement no later than June 29, 2007 with effective date no later than October 1, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization for the three month periods ended March 31, 2007 and 2006 was $447 and $653, respectively.

Loans Assumed:    Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39.8 million. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40 million credit facility. Of this loan, $14 million was repayable in 8 quarterly payments of $1.75 million with the balance of $26 million being repayable in 39 quarterly installments of $0.5 million each and a final installment of $5.5 million on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $19.3 million was outstanding under this facility.

On August 4, 2005, Kleimar entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of March 31, 2007, $20.2 million was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company is responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The Company’s share was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid as of March 31, 2007.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

NOTE 9:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The gains (losses) on interest rate swaps for the three month periods ended March 31, 2007 and 2006, were $(230) and $926, respectively. As of March 31, 2007 and December 31, 2006, the outstanding net liability was $513 and $604, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.2 million. The Alpha Bank, Dexia and Fortis swap agreements have been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of March 31, 2007, is expected to be reclassified to earnings until December 31, 2007. For the three month period ended March 31, 2007, $2.5 million losses, included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At March 31, 2007 and December 31, 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net gains (losses) from FFAs amounted to $2.9 million and $1.7 million for the three month period ended March 31, 2007 and 2006, respectively.

During the three month period ended March 31, 2007 and 2006, the changes in net unrealized gains (losses) on FFAs amounted to $(1,767) and $1,878, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	March 31, 2007	December 31, 2006
Short term FFA derivative asset	$137,853	$51,190
Long term FFA derivative asset	1,747	—
Short term FFA derivative liability	(130,612)	(42,227)
Long term FFA derivative liability	(1,342)	—
Net fair value on FFA contracts	$7,646	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(32,918)	$(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	(14,792)	$(5,291)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	March 31, 2007	December 31, 2006
Short term interest rate swap asset	$619	$—
Long term interest rate swap asset	—	—
Short term interest rate swap liability	(234)	193
Long term interest rate swap liability	(898)	(797)
Net fair value of interest rate swap contract	$(513)	$(604)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	March 31, 2007	December 31, 2006
FFAs	$7,646	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(32,918)	(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	(14,792)	(5,291)
Interest rate swaps	(513)	(604)
Total	$(40,577)	$(3,134)

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

Balance Sheet Values

	March 31, 2007	December 31, 2006
Total short term derivative asset	$90,762	$39,697
Total long term derivative asset	1,747	—
Total short term derivative liability	(130,846)	(42,034)
Total long term derivative liability	(2,240)	(797)
Total	$(40,577)	$(3,134)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

NOTE 10:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan were approximately $58 and $70 during the three month periods ended March 31, 2007 and 2006, respectively, which included a discretionary contribution of $27 and $39, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 ‘‘Employer’s Accounting for Pension’’.

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to these benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 in the year ended December 31, 2006. The unfunded liability related to post-retirement medical and life insurance was recognized based on actuarial valuations.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

NOTE 11:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top 15 warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S, Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008.

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71.2 million of gross cash proceeds were raised ($66.6 million net of costs incurred) and 19,925,527 new shares of common stock were issued. Following the issuance of the new shares, Navios has, as of March 31, 2007, 82,013,654 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

On January 10, 2007, Navios filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

NOTE 12:    COMMITMENTS AND CONTINGENCIES:

The Company, as of March 31, 2007 and December 31, 2006, was contingently liable for letters of guarantee and letters of credit amounting to $543 and $535 respectively, issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $2.6 million and $3.7 million at March 31, 2007 and December 31, 2006, respectively, to third parties where the Company irrevocably

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was March 20, 2007.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 13:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005, Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the family of Angeliki Frangou, the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels the Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares relates to vessels delivered in 2005) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes that the terms and provisions of the purchase agreements of these vessels were the same as those that would have been available with a non-related third party.

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki —Ikodomiki—Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of all of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $550) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the three month period ended March 31, 2007 and 2006 were $149 and $0, respectively. The Company owns fifty percent of the common stock of Acropolis. During the three month period ended March 31, 2007 and 2006, the Company received dividends of $678 and $455, respectively.

Balances due to related parties:    Included in the trade accounts payable at March 31, 2007 and December 31, 2006 are amounts of $78 and $164, respectively, which are due to Acropolis Chartering and Shipping Inc.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

NOTE 14:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations		Port Terminal		Total
	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
Revenue	$100,399	$48,141	$1,443	$1,028	$101,842	49,169
Gain (loss) on forward freight agreements	2,854	1,662	—	—	2,854	1,662
Interest income	1,520	468	3	—	1,523	468
Interest income from investments in finance leases	560	—	—	—	560	—
Interest expense and finance cost	(13,471)	(9,206)	—	—	(13,471)	(9,206)
Depreciation and amortization	(6,419)	(9,907)	(558)	(213)	(6,977)	(10,120)
Equity in net income of affiliated companies and joint ventures	828	154	—	—	828	154
Net income after taxes	$14,624	$4,772	$159	$210	$14,783	$4,982
Total assets	1,308,055	758,510	72,974	73,155	1,381,029	831,665
Capital expenditures (*)	18,508	112,081	—	—	18,508	112,081
Investments in affiliates	$239	$356	$—	$—	$239	$356

(*)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel, $30.3 million transferred from vessel purchase options in connection with the acquisition of four option vessels, $0.5 million transferred from vessels’ backlog in connection with the purchase of one vessel and $8.3 million transferred from the 10% deposits paid when Navios exercised its options to purchase the chartered-in vessels.

NOTE 15:    EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios outstanding during the period. Net income for March 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 11. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 26,716,518 weighted average number of warrants outstanding for the three month period ended March 31, 2007, were exercised at the warrant price of $5.00 generating proceeds of $133.6 million and proceed was used to buy back shares of common stock at the average market price during the period. The 65,500,00 warrants outstanding for the three month period ended

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

March 31, 2006 have been excluded from the calculation of diluted earnings per share since the effect of their assumed exercise would have been anti-dilutive. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Three Month Period ended March 31, 2007	Three Month Period ended March 31, 2006
Numerator:
Net income	14,783	4,982
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—
Income available to common shareholders	10,588	4,982
Denominator:
Denominator for basic earnings per share – weighted average shares	76,257,391	45,336,324
Dilutive potential common shares
Warrants outstanding – weighted average	26,716,518	65,550,000
Proceeds on exercises of warrants	133,582,589	327,750,000
Number of shares to be repurchased	20,036,239	71,317,517
Dilutive (anti-dilutive) effect of securities – warrants	6,680,279	(5,767,517)
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	82,937,670	45,336,324
Basic earnings per share	0.14	0.11
Diluted earnings per share	0.13	0.11

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars—except per share data)—(continued)

16.    OTHER FINANCIAL INFORMATION

The Company’s 9½% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Corporación Navios Sociedad Anonima (‘‘non guarantor subsidiary’’) and those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiary and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

Income Statement for the three months ended March 31, 2007 (in 000s US$)	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	100,399	1,443	—	101,842
(Loss) gain on forward freight agreements	—	2,854	—	—	2,854
Time charter, voyage and port terminal expenses	—	(59,603)	(837)	—	(60,440)
Direct vessel expenses	—	(6,158)	—	—	(6,158)
General and administrative expenses	(370)	(3,923)	—	—	(4,293)
Depreciation and amortization	(694)	(5,863)	(420)	—	(6,977)
Interest income from finance leases	—	560	—	—	560
Interest income	949	574	—	—	1,523
Interest expenses and finance cost, net	(12,787)	(684)	—	—	(13,471)
Other income	3	162	3	—	168
Other expense	3	(447)	(30)	—	(474)
Income before equity in net earnings of affiliated companies	(12,896)	27,871	159	—	15,134
Income from subsidiaries	27,679	—	—	(27,679)	—
Equity in net earnings of affiliated companies	—	828	—	—	828
Net income	14,783	28,699	159	(27,679)	15,962
Income tax	—	(1,179)	—	—	(1,179)
Profit after taxes	14,783	27,520	159	(27,679)	14,783

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the three months ended March 31, 2006 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	48,141	1,028	—	49,169
(Loss) gain on forward freight agreements	—	1,662	—	—	1,662
Time charter, voyage and port terminal expenses	—	(19,934)	(833)	—	(20,767)
Direct vessel expenses	—	(3,673)	—	—	(3,673)
General and administrative expenses	(485)	(3,111)		—	(3,596)
Depreciation and amortization	(693)	(9,023)	(404)	—	(10,120)
Interest income	158	310	—	—	468
Interest expenses and finance cost, net	(9,206)	—	—	—	(9,206)
Other income	—	934	—	—	934
Other expense	—	(42)	(1)	—	(43)
Income before equity in net earnings of affiliated companies	(10,226)	15,264	(210)	—	4,828
Income from subsidiaries	15,208		—	(15,208)	—
Equity in net earnings of affiliated companies	—	154	—	—	154
Net Income	4,982	15,418	(210)	(15,208)	4,982

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Balance Sheet as at March 31, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	31,396	37,360	2,373	—	71,129
Restricted cash	—	29,671	—	—	29,671
Accounts receivable, net	—	29,572	182	—	29,754
Intercompany receivables	450,872	147,825	—	(598,697)	—
Short term derivative assets	—	90,762	—	—	90,762
Short term backlog asset	—	5,085	175	—	5,260
Deferred tax assets	—	2,235	—	—	2,235
Prepaid expenses and other current assets	2	11,699	77	—	11,778
Total current assets	482,270	354,209	2,807	(598,697)	240,589
Vessels, port terminal and other fixed assets, net	—	502,297	25,658	—	527,955
Long term derivative asset	—	1,747	—	—	1,747
Investments in subsidiaries	505,122	—	—	(505,122)	—
Investment in associates and joint ventures	—	27,951	—	—	27,951
Investment in leased asset	—	66,300	—	—	66,300
Deferred financing cost, net	13,877	—	—	—	13,877
Deferred dry dock and special survey costs, net	—	3,219	—	—	3,219
Goodwill and other intangibles	111,366	343,517	44,508	—	499,391
Total non-current assets	630,365	945,031	70,166	(505,122)	1,140,440
Total Assets	1,112,635	1,299,240	72,973	(1,103,819)	1,381,029
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	6,628	25,969	—	—	32,597
Accrued expenses and other current liabilities	12,613	28,352	319	—	41,284
Intercompany Payables	147,825	398,250	52,622	(598,697)	—
Short term derivative liability	—	130,846	—	—	130,846
Short term backlog liability	—	3,947	—	—	3,947
Current portion of long term debt	11,000	2,415	—	—	13,415
Total current liabilities	178,066	589,779	52,941	(598,697)	222,089
	—	—	—	—	—
Long term debt, net of current portion	582,007	37,130	—	—	619,137
Long term liabilities	—	909	33	—	942
Long term derivative liability	—	2,240	—	—	2,240
Unfavorable lease terms	—	128,609	—	—	128,609
Deferred tax	—	55,450	—	—	55,450
Total non-current liabilities	582,007	224,338	33	—	806,378
Total liabilities	760,073	814,117	52,974	(598,697)	1,028,467
	—	—	—	—	—
Total stockholders’ equity	352,562	485,123	19,999	(505,122)	352,562
Total Liabilities and Stockholders’ Equity	1,112,635	1,299,240	72,973	(1,103,819)	1,381,029

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Balance Sheet as at December 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	77,476	20,592	1,590	—	99,658
Restricted cash	—	16,224	—	—	16,224
Accounts receivable, net	—	27,799	436	—	28,235
Intercompany receivables	456,634	125,511	—	(582,145)	—
Short term derivative assets	—	39,697	—	—	39,697
Short term backlog asset	—	5,071	175	—	5,246
Prepaid expenses and other current assets	170	6,548	91	—	6,809
Total current assets	534,280	241,442	2,292	(582,145)	195,869
Deposit on exercise of vessel purchase options	—	2,055	—	—	2,055
Vessels, port terminal and other fixed assets, net	—	479,404	25,888	—	505,292
Investments in subsidiaries	313,498	—	—	(313,498)	—
Investment in associates and joint ventures	—	749	—	—	749
Deferred financing cost, net	11,454	—	—	—	11,454
Deferred dry dock and special survey costs, net	—	3,546	—	—	3,546
Goodwill and other intangibles	112,060	69,015	44,743	—	225,818
Total non-current assets	437,012	554,769	70,631	(313,498)	748,914
Total Assets	971,292	796,211	72,923	(895,643)	944,783
LIABILITIES AND STOCKHOLDERS EQUITY
Accounts payable	2,337	35,029	—	—	37,366
Accrued expenses and other current liabilities	1,166	13,834	383	—	15,383
Intercompany Payables	125,511	403,966	52,668	(582,145)	—
Short term derivative liability	—	42,034	—	—	42,034
Short term backlog liability	—	5,946	—	—	5,946
Current portion of long term debt	8,250	—	—	—	8,250
Total current liabilities	137,264	500,809	53,051	(582,145)	108,979
Long term debt, net of current portion	559,812	—	—	—	559,812
Long term liabilities	—	947	32	—	979
Long term derivative liability	—	797	—	—	797
Total non-current liabilities	559,812	1,744	32	—	561,588
Total liabilities	697,076	502,553	53,083	(582,145)	670,567
Total stockholders’ equity	274,216	293,658	19,840	(313,498)	274,216
Total Liabilities and Stockholders’ Equity	971,292	796,211	72,923	(895,643)	944,783

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Cash flow statement for the three months period ended March 31, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	38,305	11,918	783	—	51,006
	—	—		—	—
Cash flows from investing activities	—	—		—	—
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Acquisition of Vessels		(18,361)	—	—	(18,361)
Acquisition of fixed assets		(147)	—	—	(147)
Net cash provided by/(used in) investing activity	(167,569)	3,625	—	—	(163,944)
	—	—		—	—
Cash flows from financing activities	—	—	—	—	—
Issuance of common stock	66,571	—	—	—	66,571
Receipts from finance lease	—	1,505	—	—	1,505
Proceeds from long term borrowing	22,075	—	—	—	22,075
Principal payment on long term debt	—	(280)	—	—	(280)
Dividends paid	(5,462)	—	—	—	(5,462)
	83,184	1,225	—	—	84,409
	—	—		—	—
Net increase (decrease) in cash and cash equivalents	(46,080)	16,768	783	—	(28,529)
Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658
Cash and cash equivalents, at end of period	31,396	37,360	2,373	—	71,129

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (continued)

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Predecessor Cash flow statement for the three months period ended March 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	(58,830)	67,297	230	—	8,697

Cash flows from investing activities
Acquisition of Vessels	—	(73,652)	—	—	(73,652)
Acquisition of fixed assets	—	(905)	(22)	—	(927)
Net cash provided by/(used in) investing activity	—	(74,557)	(22)	—	(74,579)

Cash flows from financing activities
Proceeds from long term borrowing	77,964	—	—	—	77,964
Principal payment on long term debt	(15,022)	—	—	—	(15,022)
Dividends (paid)/received	(3,023)	—	—	—	(3,023)
	59,919	—	—	—	59,919

Net increase (decrease) in cash and cash equivalents	1,089	(7,260)	208	—	(5,963)
Cash and cash equivalents, at beginning of period	4,781	32,436	520	—	37,737
Cash and cash equivalents, at end of period	5,870	25,176	728	—	31,774

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17:    SUBSEQUENT EVENTS

a)	On April 19, 2007, Navios acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of $26 million. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share on vessel Asteriks (the remaining 50% held by Kleimar NV). The purchase of White Narcissus Marine S.A. was financed by the use of a portion of the $120 million revolving credit facility with HSH Nordbank A.G. White Narcissus Marine S.A.’s only asset consists of its investment in the vessel Asteriks. White Narcissus Marine S.A. does not have any other operations, liabilities or employees.

b)	On May 14, 2007, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on June 15, 2007 to stockholders of record as of the close of business on May 31, 2007.

c)	On May 30, 2007, Navios issued 13,225,000 shares of common stock following the offering 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The gross cash proceeds from the above share capital issuance were $132.2 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Kleimar, NV

We have audited the accompanying consolidated balance sheets of Kleimar, NV (a Belgian corporation) and subsidiaries at December 31, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2006 and December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Kleimar, NV and subsidiaries at December 2006 and December 31, 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON,

Lippens&Rabaey CVBA

Represented by Jan Lippens

Ghent, Belgium
June 4, 2007

Kleimar NV
Consolidated Balance Sheets
December 31, 2006 and 2005
(Expressed in thousands of United States Dollars)

	2006	2005
	$’000	$’000
ASSETS
Current Assets
Cash at bank	$10,562	$9,428
Trade accounts receivable and deferred expenses	1,962	176
Derivative asset	766	1,717
Deferred tax	2,533	1,128
Other receivables	634	175
Inventories	2,593	6,465
Total current assets	29,050	19,089
Investment in Finance Leases	63,941	76,006
Investment in Joint Venture	21,555	17,832
Investment in Group Company	5,899	5,899
Other fixed assets	147	95
Other investments	3	3
Total assets	$120,595	$118,924
LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities
Short term debt and current portion of long term debt	3,220	3,220
Trade accounts payable	10,866	193
Derivative liability	2,100	—
Other creditors	205	918
Accrued expenses	7,735	7,394
Other current liabilities	—	2,297
Total current liabilities	24,126	14,022
Long term liabilities
Deferred taxation	9,368	9,523
Long term debt	37,130	40,350
Total liabilities
Stockholder’s equity
Share capital	3,700	3,700
Share premium	8,300	8,300
Legal reserve	420	420
Retained earnings	37,551	42,609
Total stockholder’s equity	49,971	55,029
Total liabilities and stockholder’s equity	$120,595	$118,924

See accompanying notes to consolidated financial statements

Kleimar NV
Consolidated Statements of Operations
Years Ended December 31, 2006 and 2005
(Expressed in thousands of United States Dollars)

	2006	2005
	$’000	$’000
Operating revenues
Gross freights and hire income	$356,507	$510,139
Share of earnings of joint ventures	4,278	2,818
Loss on Forward Freight Agreements	(1,821)	(9,951)
Total operating revenues	358,964	503,006
Operating expenses
Charter hire	285,625	368,177
Voyage expenses and commission	80,035	108,668
Depreciation and amortization	52	886
Administrative expenses	4,110	5,991
Total operating expenses	369,822	483,722
Other operating income
Gain on sale of fixed assets	—	20,356
Net operating income(loss)	(10,858)	39,640
Other income(expense)
Interest income	7,754	6,533
Interest expense	(2,293)	(1,077)
Other financial items (net)	(1,187)	1,630
Net other income(expense)	4,274	7,085
Net income (loss) before taxation	(6,585)	46,725
Taxation	1,527	(8,579)
Net income (loss)	$(5,058)	$38,146

See accompanying notes to consolidated financial statements

Kleimar NV
Consolidated Statements of Stockholder’s Equity
Years Ended December 31, 2006 and 2005
(Expressed in thousands of United States Dollars)

	Share Capital and share Premium	Legal Reserve	Retained earnings	Total
At December 31, 2004	$12,000	$411	$7,074	$19,485
Net income	—	—	38,146	38,146
Dividends	—	—	(2,602)	(2,602)
Transfer to legal reserve		9	(9)	—
At December 31, 2005	12,000	420	42,609	55,029
Net income (loss)	—	—	(5,058)	(5,058)
Dividends	—	—	—	—
At December 31, 2006	$12,000	$420	$37,551	$49,971

See accompanying notes to consolidated financial statements

Kleimar NV
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005
(Expressed in thousands of United States Dollars)

	2006	2005
	$’000	$’000
Cash flows from operating activities
Net income (loss)	$(5,058)	$38,146
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	782	1,373
Unrealized losses on derivatives	3,051	3,415
Profit on sale of fixed assets	—	(20,356)
Deferred taxation	(1,561)	8,516
(Increase)decrease in trade and other receivables	(2,244)	7,202
Decrease(increase) in inventories	3,872	(2,053)
Increase(decrease) in trade and other payables	8,005	(2,934)
Cash provided by operating activities	6,847	33,309
Cash flows from investing activities
Acquisition of vessels	—	(49,000)
Capital receipts under finance leases	12,065	7,994
Acquisition of other fixed assets	(103)	(59)
Acquisition of shares in fellow subsidiary	—	(5,899)
Cash provided by (used in) investing activities	11,962	(46,964)
Cash flows from financing activities
Dividends paid	—	(2,602)
Proceeds from long term loans	—	29,908
Repayment of debt	(7,674)	(15,107)
Repayment of group loans	—	(4,495)
Cash (used in)provided by financing activities	(7,674)	7,704
Net increase(decrease) in cash and cash equivalents	11,134	(5,951)
Cash and cash equivalents at beginning of year	9,428	15,379
Cash and cash equivalents at end of year	$20,562	$9,428

See accompanying notes to consolidated financial statements

Kleimar NV
Notes to Consolidated Financial Statements
Years Ended December 31, 2006 and 2005
(Expressed in thousands of United States Dollars)

1.	Group Structure

Kleimar NV (the ‘‘Company’’) was incorporated in Belgium on November 30, 1984 and trades as an owner and operator of vessels, primarily Capesize and Panamax involved in the transportation of dry cargoes. At December 31, 2006 it had an ownership interest in 3 vessels (2005: 3 vessels) and during 2006 had chartered in average of 30 vessels (2005: 30 vessels).

The company is a subsidiary of Sea-Invest NV, a Belgian company being part of the Sea-Invest Group having an up to date know how for port handling and other port related activities and operating at various terminals in many ports in Europe and South Africa.

2.	Summary of significant accounting policies

(a)	Basis of accounting

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘US GAAP’’), which require management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Kleimar NV, a company incorporated in Belgium, and its wholly owned subsidiary, Bulkinvest S.A. a company incorporated in Luxembourg, together ‘‘Kleimar’’ or the ‘‘Company’’).

(c)	Reporting currency

The Company’s functional currency is the United States Dollar as all revenues are received in United States dollars and a majority of the Company’s expenditures are made in United States Dollars.

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet dates. Foreign currency revenues and expenses are recorded at the rate of exchange at the transaction date. Exchange gains and losses are included in the determination of net income.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash in hand, deposits held on call with banks and other short term liquid investments with an original maturity of ninety days or less.

(e)	Vessel, net

Vessels are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual values. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction.

(f)	Leases

Vessel leases where the Company is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortised to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease

(g)	Investment in Joint Ventures

The Company’s investments in joint ventures are accounted for using the equity method of accounting whereby the carrying value is cost plus the Company’s share of post-acquisition net earnings less amounts received from the joint venture.

(h)	Impairment of Long Lived Assets

In Accordance with SFAS 144 ‘‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of’’, the Company reviews expected future cash flows on a vessel by vessel basis (undiscounted and without interest charges) to determine whether the carrying values of its vessels are recoverable. If the expected future cash flows are less than the carrying value of the vessel, provision is made to write down the carrying value of the vessel to the recoverable amount.

(i)	Deferred Dry Dock and Special Survey Costs

The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies. The costs of dry-docking and special surveys are capitalized and amortized over 30 months or to the next dry-docking or special survey date, if known.

When vessels are acquired the portion of the vessel’s cost that relates to dry-docking or special survey is treated as a separate component of the vessel’s cost and is amortized as above

(j)	Inventories

Inventories consist of bunkers on board vessels and are valued at the lower of cost and net realizable value on a first in first out basis or market value.

(k)	Revenue and Expense Recognition

Gross freights and hire income represent the amount receivable on voyages completed by the end of the year and pro-rata proportion of all voyages and time charters which are still incomplete at December 31, 2006. The pro-rata proportion of all income and expenses on voyages and time charters which are invoiced but still incomplete by the year end is treated as deferred voyage income and expenses at December 31, 2006. Provisions for estimated losses on uncompleted voyages are provided for in full at the time such losses can be estimated.

(l)	Derivatives

The company applies Statement of Financial Accounting Standards (SFAS) No. 133 ‘‘Accounting for Derivative Instruments and Hedging Activities’’, as amended, which requires that all derivative instruments be reported on the balance sheets at fair value and establishes criteria for designation and effectiveness of hedging relationships.

Interest rate swap agreements are contractual agreements between the Company and other parties to exchange the net difference between a fixed and variable interest rate periodically over the life of the contract without the exchange of the underlying amount of the agreement. The Company enters into interest rate swaps as an integral element of its financing transactions. For the majority of its vessel financing, the Company has entered into pay-fixed, receive floating rate swap agreements to hedge its exposure to future cash flow variability resulting from variable interest rates on the Company’s debt.

Realized gains or losses from Forward Freight Agreements (‘‘FFAs’’) are recognized monthly concurrent with cash settlements. In addition, annually, the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. Whilst effective for commercial purposes, FFAs have not qualified as hedges for accounting purposes and so all gains and losses are reflected in the statement of operations.

The Company incurs certain operating expenses in Euros. The Company enters into forward currency contracts to hedge a portion of its exposure to floating currency rates on forecast expenditures in Euros. The differences in forward currency rates as at the balance sheet date and contractual rates are recorded as a current asset or current liability in the Company’s balance sheet and as income or expense in the Company’s statement of operations.

The Company requires a significant amount of fuel in order to carry out its activities and, as a result, is exposed to movements in fuel prices. Accordingly, the Company enters into forward purchase contracts to hedge its exposure to, and manage the volatility associated with, fuel prices. The differences in bunker prices as at the balance sheet date and contractual rates are recorded as a current asset or current liability in the Company’s balance sheet and as income or expense in the Company’s statement of operations.

(m)	Financial Instruments

Financial Instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other payables and long term debt. In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including long term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

(n)	Deferred Taxation

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

3.	Taxation

In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (‘‘tonnage tax’’) or taxation is based on the regular income tax rate of 33,99% applying the special optional system of depreciations of new or second hand vessels. The Company qualifies for the second method of taxation. Following acquisition by a Belgian taxpayer, sea-going vessels and shares in such new vessels receive tax allowances as follows:

–	for the financial year of putting into service: maximum depreciation of 20% straight line;

–	for each of the two following financial years: maximum depreciation of 15% straight line;

–	then, per financial year up to the complete writing off: maximum depreciation of 10% straight line.

The Company has fixed the minimum depreciation on the vessels up to 4% straight line. The Company can defer depreciation allowances to future years except that under no circumstances can the annual allowance exceed 20% of the purchase or investment value. Furthermore, a Belgian company can benefit from an investment allowance that is equal to 30% of the purchase price of the new or second-hand sea-going vessel that are owned for the first time by a Belgian taxpayer. In case of shortage of taxable income from which the investment allowance is deducted, the remaining allowance is carried forward to be deducted from future taxable income without limitation in time.

Total impact of depreciations on the taxable income as per December 31, 2006 and 2005 can be summarized as follows:

	2006	2005
	$’000	$’000
Total depreciations deducted from taxable income	9,339	11,869
Total investment allowance	374	13,674
Total deducted from taxable income	(374)	(13,321)
Total allowance carried forward to offset against future taxable income	—	353

Income tax for the years ended December 31, 2006 and 2005 can be summarized as follows:

	2006	2005
	$’000	$’000
Net profit (loss) for the financial year 2006	(5,058)	46,725
Disallowed expenses	100	87
Exchange differences not taxed	1,643	(7,607)
Less-Gifts	—	(3)
Less: notional interest deduction	(832)	—
Less-Investment allowance	(374)	(14,158)
Taxable income	(4,521)	25,044
Tax at 34%	(1,537)	8,515
Withholding taxes on interest income paid	22	43
Income tax from previous years	(12)	21
Total tax expense for the year ended December 31, 2005	$(1,527)	$8,579
Income charge for the year represented by:
Income tax payable	10	64
Deferred tax	(1,537)	8,515
Total income tax charge	$(1,527)	$8,579

4.	Investment in Finance Leases

In June 2005 the Company purchased a vessel and entered into a five year bareboat charter with the seller. The seller has an obligation to purchase the vessel at the end of the charter at a pre-determined price. The vessel has been treated as a finance lease receivable in the financial statements.

During 2004 the Company acquired a 95% interest in a vessel for a consideration of $41,800. In April 2005 the Company entered into a sales agreement for this vessel for delivery in July 2009. At the same time the Company entered into two charters with the same party as the sales agreement for the period from April 2005 to July 2009. These comprised a time charter for the period April 2005 to April 2007 and a bareboat charter for the period April 2007 to the date of sale. These charters and sales agreement have been treated as a finance lease with a service element during the time charter period, and accordingly reclassified as an investment in a finance lease in 2005. The difference between the net book value at the date of sale and the amount recorded as a finance lease in 2005 was been treated as a profit on sale.

The total receivable at December 31, 2006 and 2005 is as follows:

	2006	2005
	$’000	$’000
Gross investment in the leases	$77,569	$97,088
Less future unearned income	(13,628)	(21,082)
Net book value at year end	$63,941	$76,006

The gross receivable is due as follows

2006
$’000
2007	$15,173
2008	13,803
2009	29,239
2010	19,354
77,569

5.	Investment in Joint Venture

During 2005 the Company acquired a 50% interest in a vessel for a consideration of $25,000. The vessel is operated as a joint venture with each party recording their share of income and expenses, and assets and liabilities.

The Company’s share of the vessel and bank loan finance at December 31, 2006 and 2005 are:

	2006	2005
	$’000	$’000
Share of vessel, net of depreciation	$23,782	$24,513
Debt, due within one year	(2,227)	(4,454)
Debt, due in one to two years	—	(2,227)
Net book value at year end	$21,555	$17,832

The vessel was partly financed by a bank loan, with each party responsible for repayments and interest for their 50% share, and for this on April 22, 2005 the Company entered into a $17.8 million loan agreement for the purchase of this vessel. The Company is responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The company’s share is repayable in 8 equal quarterly installments. The facility is secured by a mortgage on the vessel together with assignment of earnings and insurances.

The Company’s share of the net earnings of the joint venture for the year ended December 31, 2006 and 2005 are:

	2006	2005
	$’000	$’000
Charter hire receivable	$5,840	$3,984
Operating costs	(611)	(400)
Net earnings from joint ventures	$4,278	$2,818

6.	Investment in Group Company

This represents a 4.68% holding (2005: 4.68%) in Sea-Invest International Services Plc, a company incorporated in Belgium. This company is a subsidiary of the Company’s ultimate holding company and is involved in financing group activities.

7.	Trade Accounts Receivable

Trade Accounts receivable are presented net of allowance for doubtful accounts amounting to $nil (2005: $nil).

8.	Debt

	2006	2005
	$’000	$’000
Total debt	$40,350	$43,750
Operating costs	(3,220)	(3,220)
Long term portion at end of year	$37,130	$40,350

All debt (including debt included within investment in joint ventures) is US dollar denominated and bears interest at LIBOR plus 1.1% to 1.3%. As described in note 10, the Company has entered into interest rate swap agreements which fix the majority of the Company’s debt at December 31, 2006 at an average rate of 4.03% for the majority of the life of the debt.

On April 28, 2004 the Company entered into a $40 million credit facility. Of this loan, $14 million was repayable in 8 quarterly payments of $1,750 with the balance of $26 million being repayable in 39 quarterly installments of $525,000 each and a final installment of $5,525 on the last repayment date. The facility is secured by a mortgage on a vessel (included within these financial statements as an investment in a leased asset) together with assignment of earnings and insurances.

On August 4, 2005 the Company entered into a $21 million loan facility for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on the vessel (included within these financial statements as an investment in a leased asset) together with assignment of earnings and insurances.

The amounts and terms of the facility relating to the investment in the joint venture is set out and included within note 5.

The outstanding debt at December 31, 2006 (excluding that included within investments in joint ventures) is repayable as follows:

2007	$3,220
2008	3,220
2009	3,220
2010	18,340
2011 and later	12,350
$40,350

9.	Financial Instruments and Risk Management

Interest Rate Risk

The Company has entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. The swaps cover the majority of the life of the debt (including that within investment in joint ventures) on a declining basis and at December 31, 2006 the total principal debt covered by the interest rate swaps is $41,750 (2005: $43,500). The average fixed interest rate at December 31, 2006 is 4.03% (2005: 4.06%.).

The fair value of the interest rate swaps at December 31, 2006 is a gain of $662. (2005: gain of $584).

Forward Freight Agreements

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessels and freight commitments, and to take advantage of short term fluctuations in market prices. At December 31, 2006 and 2005 none of the ‘‘mark to market’’ positions qualified hedges for accounting purposes and so are shown at fair value through the statement of operations.

The net gains (losses) from FFAs amounted to $1,821 (2005: loss of $(9,951)) and the net fair values of outstanding FFAs at December 2006 was a loss of $(2,100) (2005: gain of $1,140).

Bunker Fuel Futures

The Company requires a significant amount of fuel in order to carry out its activities and, as a result, is exposed to movements in fuel prices. Accordingly, the Company enters into forward purchase contracts to hedge its exposure to, and manage the volatility associated with, fuel prices.

The net fair value of the bunker fuel futures at December 31, 2006 was a gain of $79 (2005: gain of $145) which has been included within voyage expenses in the statement of operations.

Foreign Currency Risk

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. It incurs a limited amount of expenditure in euros relating to certain operating and administrative costs, and enters into forward currency contracts to hedge a portion of its exposure to floating currency rates on forecast expenditures in Euros. There is no significant risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows.

The net fair value of the forward currency purchases at December 31, 2006 was a gain of $25 (2005: loss of $152) which has been included within other financial income (expenses) in the statement of operations.

Concentration Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with 5 banks. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

In 2006 and 2005 no customer accounted for 10 per cent or more of freight revenues.

Foreign Operations Risk

The vessels owned by the Company trade in international waters and in the territorial waters of several foreign nations. The Company attempts to mitigate the risk to the vessels by limiting the ports in which vessels trade, monitoring current events in foreign nations, and insuring the vessels. However, the risks associated with foreign operations, which include war, piracy and expropriation, can never be fully mitigated.

10.	Related Party Transactions

Related parties of the Company comprise the principal owners of the Company and companies controlled by them.

In the years ended December 31, 2006 and 2005 the only related party transactions were receipt of interest on the investment in note 7.

11.	Commitments and Contingencies

One of the vessels that the Company has an interest in is 50% owned by 2 parties, including the Company. The purchase of the vessel was part financed by way of a bank loan secured on the vessel. Should the other party fail to make their share of repayments under the loan agreement then the Company would be obliged to make such payments. At December 31, 2006 the total bank loan outstanding was $4.4 million (2005: $13.4 million) of which $2.2 (2005: $6.7 million) is recorded in the financial statements of the Company in investments in joint ventures.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, has entered into contracts to time charter-in and to time charter out vessels for future periods.

12.    Share Capital

Issued share capital consists of 56,990 shares with a total nominal value of Euro 2,715,159, shown in these financial statements as $3,700,000. All shares have the same rights to participate into the profit of the company.

13.	Subsequent Event

On February 2, 2007, NAV Holdings Ltd, a Malta corporation, entered into a Stock Purchase agreement with all of the shareholders of Kleimar NV in connection with NAV Holdings’ acquisition of all of the outstanding capital of Kleimar Nv. At completion date the Kleimar shareholders have been paid an aggregate of $165.6 million for all of the outstanding stock of Kleimar NV and its wholly-owned subsidiary Bulkinvest S.A., a company incorporated and registered in Luxembourg, subject to adjustments.

NAVIOS MARITIME HOLDINGS INC.

Offer to Exchange all of our Outstanding
Unregistered

U.S.$300,000,000 9½% Senior Notes due 2014

For

U.S.$300,000,000 9½% Senior Notes due 2014

PROSPECTUS

July 5, 2007